Exhibit 99.4

NOTE PURCHASE AGREEMENT

Dated June14, 2022
by and among
KNAUSEN HOLDING LLC,
AS ISSUER,
GLOBAL SHIP LEASE, INC.,
AS GUARANTOR,
WILMINGTON SAVINGS FUND SOCIETY, FSB,
AS NOTES ADMINISTRATIVE AGENT,

WILMINGTON SAVINGS FUND SOCIETY, FSB,
AS REGISTRAR AND PAYING AGENT

WILMINGTON SAVINGS FUND SOCIETY, FSB,
AS SECURITY TRUSTEE

AND
THE PURCHASERS PARTY TO THIS AGREEMENT FROM TIME TO TIME
$350,000,000
5.69% Senior Secured Notes due July 15, 2027

Table of Contents
Section Heading Page

(i)

(ii)

(iii)

(iv)

(v)

(vi)

Schedule A	—	Defined Terms
Schedule A-1	—	Concentration Limit Requirements
Schedule A-2	—	Identified Vessels
Schedule 1.1	—	Form of Secured Note due July 15, 2027
Schedule 3(c)	—	Escrow Direction Notice
Schedule 3(e)	—	Pre-Funding Expiry Date Notice
Schedule 7.2	—	Form of Compliance Certificate
Schedule 7.2(B)	—	Form of Special Compliance Certificate
Schedule 10.3	—	Drydock Budget
Purchaser Schedule	—	Information Relating to Purchasers

(vii)

KNAUSEN HOLDING LLC
5.69% Senior Secured Notes due July 15, 2027
June 14, 2022

To Each of the Purchasers Listed in
  the Purchaser Schedule Hereto:
Ladies and Gentlemen:
KNAUSEN HOLDING LLC, a limited liability company organized and existing under the laws of the Republic of the Marshall Islands (the "Company"), and Global Ship Lease, Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Guarantor") agrees with each of the Purchasers, Wilmington Savings Fund Society, FSB, not in its individual capacity but solely in its capacities as administrative agent in respect of the Notes for the limited purposes set forth herein (in such capacity, the "Notes Administrative Agent") and as security trustee (in such capacity, the "Security Trustee"), and Wilmington Savings Fund Society, FSB, not in its individual capacity but solely in its capacities as initial Registrar and Paying Agent as follows:
SECTION 1.  Authorization of Notes.
The Company has authorized the issue and sale of $350,000,000 aggregate principal amount of its 5.69% Senior Secured Notes due July 15, 2027 (as amended, restated or otherwise modified from time to time pursuant to Section 18 and including any such Notes issued in substitution therefor pursuant to Section 14, the "Notes").  The Notes shall be substantially in the form set out in Schedule 1.1.  Certain capitalized and other terms used in this Agreement are defined in Schedule A and, for purposes of this Agreement, the rules of construction set forth in Section 24.4 shall govern.
SECTION 2.  Sale and Purchase of Notes.
Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at Closing provided for in Section 3, Notes in the principal amount specified opposite such Purchaser's name in the Purchaser Schedule at the purchase price of 100% of the principal amount thereof.  The Purchasers' obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.
SECTION 3.  Closing.
(a)  The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Milbank LLP, 55 Hudson Yards, New York, New York 10001, at 8:00 A.M., New York City time, at a closing (the "Closing") on June 15, 2022 or such later date that is (i) the later of (A) the date on which the Company receives 100% of the purchase price in respect of the Notes to be purchased by each Purchaser (totalling $350,000,000 in aggregate for all such Notes) (the "Proceeds") by 9:00 a.m. New York City time on such date or (B) the Business Day following the date on which the Company receives 100% of the Proceeds on or after 9:00 a.m. New York City time on such date or (ii) such other date as may be agreed upon by the Company and the Purchasers (the date of such Closing being the "Closing Date").
(b)  On June 14, 2022 (the "Funding Date"), each Purchaser shall deposit the purchase price in respect of the Notes to be purchased by such Purchaser (the "Escrow Amount") by wire transfer of immediately available funds to the following account in the name of the Notes Administrative Agent (the "Escrow Account"), such amounts to be held in the Escrow Account on behalf of each respective Purchaser:
WSFS Bank
409 Silverside Road, Suite 100
Wilmington, DE 19809
Routing#: 031100102
Beneficiary Name: CT Wire Processing
Beneficiary Acct#: 210400800
FFC: CM134272-0 Knausen Holding LLC

(c)  The Notes Administrative Agent agrees to hold and distribute the Escrow Amount in accordance with the written direction of the Company and the Purchasers in the form of either Schedule 3(c) hereto (the "Escrow Direction") or Schedule 3(e)  hereto (the "Pre-Funding Expiry Date Notice"), as applicable, pursuant to the terms of this Agreement.  Unless and until the earlier of (i) the occurrence of the Closing and (ii) the Pre-Funding Expiry Date, in each case as certified to the Notes Administrative Agent by the Company and the Purchasers in the Escrow Direction or the Purchasers in the Pre-Funding Expiry Date Notice, as applicable, the Notes Administrative Agent shall hold the Escrow Amount solely for the account and benefit of the Purchasers.  The Company, the Notes Administrative Agent, the Security Trustee and each Purchaser hereby agree that the Escrow Account is a non-interest bearing trust account and that the Escrow Amount shall remain uninvested.
(d)  At the Closing (i) the Company will deliver to each Purchaser the Notes to be purchased by such Purchaser in the form of a single Note (or such greater number of Notes in denominations of at least $100,000 as such Purchaser may request) dated the date of such Closing and registered in such Purchaser's name (or in the name of its nominee), (ii) the Company and each of the Purchasers will deliver to the Notes Administrative Agent the Escrow Direction,  and (iii) upon delivery of each of the Notes to the Purchasers and the Escrow Direction to the Notes Administrative Agent (which such Escrow Direction shall be delivered no later than 8:00 a.m. New York Time on the Closing Date), the Closing shall occur and the Notes Administrative Agent shall transfer the Escrow Amount in accordance with the Company's wiring instructions that will be provided to the Notes Administrative at least one (1) Business Day prior to Closing.
(e)  If at the time of the proposed Closing the Company shall fail to tender the applicable Notes to any Purchaser of such Notes as provided in Section 3(d) or any of the conditions specified in Section 4 shall not have been fulfilled to each Purchaser's satisfaction (such date being the "Pre-

Funding Expiry Date"), the Purchasers shall be relieved of all further obliga-tions under this Agreement, without thereby waiving any rights which each of the Purchasers may have by reason of the Pre-Funding Expiry Date having occurred.
(f)  If the Pre-Funding Expiry Date occurs:
(i)  on the Pre-Funding Expiry Date, the Purchasers (acting unanimously) may at any time deliver the Pre-Funding Expiry Date Notice to the Notes Administrative Agent;
(ii)  the Notes Administrative Agent shall be under no obligation to transfer any amounts to the Company;
(iii)  the Notes Administrative Agent shall, within two (2) Business Days following its receipt of the Pre-Funding Expiry Date Notice, in accordance with the Pre-Funding Expiry Date Notice, transfer to each Purchaser the amount deposited by it in accordance with Section 3(b) to such account as each Purchaser shall nominate in writing; and
(iv)  the Company agrees to pay to the Notes Administrative Agent, for the account of each Purchaser, a commitment fee equal to the interest that would have accrued on such amounts from the date of funding of such amounts in accordance with Section 3(b) through the return of such amounts in accordance with Section 3(f)(iii) as though the Escrow Amount had been delivered to and used by the Company in accordance with the Financing Documents.  Such commitment fee shall be due and payable by the Company to the Notes Administrative Agent not later than two (2) Business Days following the Pre-Funding Expiry Date and the commitment fee owing to each Purchaser shall be set forth in the Pre-Funding Expiry Date Notice.  The Notes Administrative Agent shall distribute the commitment fee to the Purchasers in accordance with the Pre-Funding Expiry Date Notice on the Business Day after it receives such amounts from the Company.
(g)  No provision of this Section 3 shall require the Notes Administrative Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Section 3. No provision of this Section 3 shall be deemed to impose any duty on the Notes Administrative Agent to take any action if such action would expose it to personal liability, is contrary to the terms hereof or is contrary to law.  The Notes Administrative Agent shall have no obligation to deliver the Escrow Amount to the Company, deliver any commitment fee due pursuant to Section 3(f) or return any amount deposited by a Purchaser in the absence of timely receipt by it of the Escrow Direction or Pre-Funding Expiry Date Notice, as applicable.  The Notes Administrative Agent shall be entitled to conclusively rely and shall have no liability for its actions or omissions in reliance on any Escrow Direction of Pre-Funding Expiry Date Notice.
SECTION 4.  Conditions.
Each Purchaser's obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfilment to such Purchaser's satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1.  Financing Documents.  The Financing Documents shall be in form and substance satisfactory to all parties and the Company shall have delivered or Made Available to such Purchaser copies of counterparts of each of the following documents duly executed (but undated) by all parties thereto:
(a)  this Agreement; and
(b)  the Security Documents to be in effect at the Closing, along with each notice and acknowledgement (other than, and subject to Section 9.60, the acknowledgments in respect of the Account Charges) of assignment required to be served under any Security Document as of such date.
Section 4.2.  Corporate Documents of the Company, the Shareholder and the Guarantor.  In respect of the Company, the Shareholder and the Guarantor, such Purchaser shall have received:
(a)  a copy, certified by a duly authorized representative of such Person to be a true, complete and up to date copy, of the constitutional documents of that Person;
(b)  a copy, certified by a duly authorized representative of such Person to be a true copy and as being in full force and effect and not amended or rescinded, of a resolution of the board of directors of such Person:
(i)  approving the terms of, and the transactions contemplated by, the Financing Documents to which it is a party and resolving that it execute, deliver and perform the Financing Documents to which it is a party;
(ii)  authorizing a Person or Persons to execute and deliver, on behalf of that Person, the Financing Documents to which it is party and any notices or other documents to be given pursuant thereto;
(c)  a copy, certified by a duly authorized representative of that Person to be a true copy and as being in full force and effect and not amended or rescinded of the power of attorney (if any) issued by or on behalf of that Person, and not amended or rescinded, authorizing the execution by the attorneys named therein of the Financing Documents to which it is a party; and
(d)  specimen signatures of the signatories of that Person (including any attorney named in the power of attorney referred to in paragraph (c) above), certified by an officer of that Person.
Section 4.3.  Representations and Warranties.  The representations and warranties of the Company in this Agreement shall be true and correct in all material respects (or, if containing a materiality qualifier, shall be true and correct in all respects) at the date of this Agreement.
Section 4.4.  "Know your customer".
(a)  Each of the Finance Parties shall have received satisfactory information in order to satisfy their respective "know your customer" requirements.

(b)  To the extent the Company qualifies as a "legal entity customer" under the Beneficial Ownership Regulation, at least five (5) days prior to the Closing, any Purchaser that has requested, in a written notice to the Company at least ten (10) days prior to the Closing, a Beneficial Ownership Certification in relation to the Company shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Purchaser of its signature page to this Agreement, the condition set forth in this clause (b) shall be deemed to be satisfied).
Section 4.5.  No Default.  No Default or Event of Default has occurred or would result from the entry into this Agreement or the issuance of the Notes.
Section 4.6.  Opinions of Counsel.
(a)  Such Purchaser shall have received each of the following, in form and substance satisfactory to such Purchaser and, in each case, in agreed form and to be issued within one (1) Business Day following the Closing Date: (i) a legal opinion from Poles, Tublin, Stratakis & Gonzalez LLP, Liberian special counsel, (ii) a legal opinion from Lennox Patton, Bahamas special counsel, (iii) a legal opinion from Poles, Tublin, Stratakis & Gonzalez LLP, Marshall Islands special counsel, (iv) a legal opinion from Ganado, Malta special counsel, (v) a legal opinion from Arias B. & Associates, Panama special counsel and (vi)  a legal opinion from NautaDutilh N.V., Netherlands special counsel (and the Company hereby instructs its counsel to deliver such opinions to the Purchasers and to the Sole Structuring Agent (on a reliance basis)).
(b)  Such Purchaser shall have received each of the following, in form and substance satisfactory to such Purchaser, dated the date of the Closing: (i) a legal opinion from Seward & Kissel, New York special counsel for the Obligors with respect to enforceability of this Agreement and the Notes under New York law and such other matters as reasonably requested by the Purchasers, including as to the absence of a requirement to register the Notes under the Securities Act, (ii) a legal opinion from Norton Rose Fulbright LLP with respect to enforceability of the Security Documents under English law and such other matters as reasonably requested by the Purchasers and (iii) a legal opinion from Milbank LLP, the Purchasers' special counsel in connection with such transactions, and covering such other matters incident to such transactions as such Purchaser may reasonably request (and the Company hereby instructs its counsel to deliver such opinions to the Purchasers and to the Sole Structuring Agent (on a reliance basis)).
(c)  Such Purchaser shall have received (i) copies of each legal opinion previously delivered to the Security Trustee in respect of the Security Interests purported to be granted by the Security Documents and (ii) if required, reliance letter(s) issued by Marshall Islands and/or Liberian and/or Bahamas and/or Panama and/or Malta counsel and/or Dutch counsel and/or such other counsel as may be relevant with respect to any previous legal opinion(s) issued on matters of law in such other jurisdiction (and such opinions shall also be provided to the Sole Structuring Agent on a reliance basis).
Section 4.7.  Material adverse change.
(a)  There shall have been no material adverse change in the financial position of the Guarantor since March 31, 2022.

(b)  There has been no material adverse change in the assets, business or financial condition of the Company (or the assets, business or consolidated financial condition of the Company and its Subsidiaries) since March 31, 2022.
Section 4.8.  Financing Documents.  The Company shall have delivered or Made Available to such Purchaser copies of counterparts of each of the Security Documents duly executed by all parties thereto on or before the date of Closing (to the extent not provided in Section 4.1 above).
Section 4.9.  Corporate Documents of each Vessel Owner and Approved Manager.  In respect of each Vessel Owner and each Approved Manager, such Purchaser shall have received prior to the Closing:
(a)  a copy, certified by a duly authorized representative of such Person to be a true, complete and up to date copy, of the constitutional documents of that Person;
(b)  a copy, certified by a duly authorized representative of such Person to be a true copy and as being in full force and effect and not amended or rescinded, of a resolution of the board of directors of such Person:
(i)  approving the terms of, and the transactions contemplated by, the Financing Documents to which it is a party and resolving that it execute, deliver and perform the Financing Documents to which it is a party;
(ii)  authorizing a Person or Persons to execute and deliver, on behalf of that Person, the Financing Documents to which it is party and any notices or other documents to be given pursuant thereto;
(c)  a copy, certified by a duly authorized representative of that Person to be a true copy and as being in full force and effect and not amended or rescinded of the power of attorney (if any) issued by or on behalf of that Person, and not amended or rescinded, authorizing the execution by the attorneys named therein of the Financing Documents to which it is a party; and
(d)  specimen signatures of the signatories of that Person (including any attorney named in the power of attorney referred to in paragraph (c) above), certified by an officer of that Person.
Section 4.10.  [Reserved].
Section 4.11.  [Reserved].
Section 4.12.  Fees and Expenses.  Without limiting Section 16.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of the Notes Administrative Agent, the Paying Agent, the Security Trustee, the Registrar and Purchasers' respective special counsel referred to in Section 4.6 to the extent reflected in a statement of the Notes Administrative Agent, the Paying Agent, the Security Trustee, the Registrar or such respective counsel, as applicable, rendered to the Company at least one Business Day prior to the Closing.

Section 4.13.  Representations and Warranties.  The representations and warranties of the Company in this Agreement shall be true and correct in all material respects (or, if containing a materiality qualifier, shall be true and correct in all respects) at the Closing.
Section 4.14.  No Default.  No Default or Event of Default is outstanding or would result from the issuance and sale of the Notes.
Section 4.15.  Other Documents.  The Purchasers of the Notes shall have received copies of each Charter, as in full force and effect on the Closing Date, applicable to a Collateral Vessel as well as such other documents as such Purchasers may reasonably request.
Section 4.16.  Security; Guarantees; Lien Searches.
(a)  A valid and perfected first priority security interest in the Security Assets purported to be created by the Security Documents  shall have been created and (other than the Account Charges and subject to Section 9.60) perfected in favor of the Security Trustee for the benefit of the Finance Parties, and, upon execution and delivery of the documents referred to in clause (b) of Section 4.1 and payment by such Purchaser of the purchase price in respect of the Notes purchased by such Purchaser, such Purchaser shall (i) have become a Finance Party and (ii) benefit from such Security Interests pro rata and on a pari passu basis along with the other Finance Parties in accordance with the Security Documents.
(b)  Such Purchaser shall have received customary reports of recent searches of UCC (or reasonably equivalent) financing statements, ship mortgage and fixture filings and judicial and tax lien filings that have been made with respect to any personal or mixed property of each Obligor in the jurisdiction of formation or organization of such Obligor or where a filing has been or would need to be made in order to perfect the Security Trustee's security interest in the Security Interests purported to be created by the Security Documents, including in the Approved Flag States in which the Vessels are registered, together with copies of all filings disclosed by such searches.
Section 4.17.  Compliance Certificates. A Compliance Certificate signed by the Company and certifying, taking account of the issuance and sale of the Notes: (i) the Asset Cover Ratio and that no Asset Cover Event will occur or is continuing (including confirmation as to any Excluded Collateral Vessels or exclusions of Market Values due to any Concentration Limit Event); (ii) the DSCR Ratio and that no DSCR Cash Sweep Event or DSCR Cash Trap Event will occur or is continuing; (iii) compliance with the Guarantor Financial Covenants; (iv) compliance with the Concentration Limit Requirements; and (v) the Market Value of each Collateral Vessel.
Section 4.18.  Existing Facility.  The Company shall have delivered or Made Available to each Purchaser copies of all documentation relevant to the release and repayment of the Existing Facility, including release documentation in respect of each Collateral Vessel over which a Security Interest which is not a Permitted Lien has been granted, in form and substance satisfactory to such Purchaser, together with satisfactory details of any related pay-off arrangement.
Section 4.19.  Management Agreements.  The Company shall have delivered or Made Available to each Purchaser a certified copy of each Management Agreement in respect of each Collateral Vessel.

Section 4.20.  Purchase Permitted By Applicable Law, Etc.  On the date of the Closing such Purchaser's purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment and (b) not violate any Applicable Law or regulation (including Regulation T, U or X of the Board of Governors of the Federal Reserve System).  If requested by such Purchaser, such Purchaser shall have received an Officer's Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.
Section 4.21.  Sale of Other Notes.  Contemporaneously with the Closing, the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at such Closing as specified in the Purchaser Schedule.
Section 4.22.  Private Placement Number.  A Private Placement Number issued by CUSIP Global Services (in cooperation with the SVO) shall have been obtained for the Notes.
Section 4.23.  Changes in Corporate Structure.  No Obligor shall have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Section 5.7.
Section 4.24.  Funding Instructions.  At least two (2) Business Days prior to the Funding Date (or such shorter period as the Company and the Purchasers may agree), each Purchaser purchasing Notes shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including the details of the Escrow Account into which the purchase price for the Notes is to be deposited.  Each Purchaser has the right, upon written notice (which may be by email) to the Company, to elect to deliver a micro deposit (less than $1.00) to the account identified in such written instructions no later than one (1)  Business Day prior to the Funding Date.  If a Purchaser delivers a micro deposit, a Responsible Officer shall verify (in a manner reasonably requested by such Purchaser) the receipt and amount of the micro deposit to such Purchaser if such verification is requested by such Purchaser prior to the applicable date of Closing.  The Company shall not be obligated to return the amount of the micro deposit, nor will the amount of the micro deposit be netted against such Purchaser's purchase price of the Notes.
Section 4.25.  Debt Rating. The Company shall have delivered, or caused to be delivered, to such Purchaser, (a) a Private Rating Letter issued by an Acceptable Rating Agency setting forth an initial Debt Rating for the Notes of at least "BBB" by any Acceptable Rating Agency and (b) the related Private Rating Rationale Report with respect to such Debt Rating.
Section 4.26.  Process agent. Each Obligor shall have provided evidence of the appointment of any agent for the service of process required pursuant to the terms of the Financing Documents.
Section 4.27.  Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and its special counsel referred to in Section 4.6, and such Purchaser and such special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.
Section 4.28.  Closing Date. The Closing Date occurs on a date which is not more than 30 days following the date of this Agreement or such other date as may be agreed in writing between the Company and the Purchasers.
SECTION 5.  Representations and Warranties of the Company.
The Company represents and warrants with respect to itself and each other Obligor to each Finance Party that, as of the date of this Agreement and, other than in respect of the representations and warranties set forth in Sections 5.12, 5.13, 5.19 and 5.25, as of the Closing Date:
Section 5.1.  Status.  (a) Each of the Company and the Guarantor is a corporation or limited liability company, as applicable, duly formed and validly existing under the laws of the Republic of the Marshall Islands, and each Vessel Owner is a limited liability company  duly formed and validly existing under the laws of, the Republic of the Marshall Islands or the Republic of Liberia, Cyprus and/or Malta, as applicable, (or as may be acceptable to the Required Holders), and (b) each Obligor has the power to own its assets and carry on its business as it is being conducted.
Section 5.2.  Power and Authority.  Each Obligor has the power to enter into, perform and deliver, and has taken all necessary action to authorize the entry into, performance and delivery of, the Financing Documents to which it is or will be a party and the transactions contemplated by those Financing Documents. No limit on its powers will be exceeded as a result of the borrowing, granting of security or giving of guarantees or indemnities contemplated by the Financing Documents to which it is a party.
Section 5.3.  Legal Validity.  The obligations expressed to be assumed by each Obligor in each Financing Document to which it is a party are legal, valid, binding and enforceable obligations, except as such enforceability may be limited by any applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law.
Section 5.4.  Non-Conflict.  The entry into and performance by each Obligor of, and the transactions contemplated by, the Financing Documents to which it is a party do not conflict with: (a) any law or regulation applicable to it; (b) its constitutional documents; or (c) any document which is binding upon it or any of its assets or constitute a termination event (however described) under any such agreement or instrument.
Section 5.5.  No Default.  No Event of Default and, on the date of this Agreement and on the Closing Date, no Default is continuing or might reasonably be expected to result from the execution of, or the performance of any transaction contemplated by, any Financing Document. No other event is outstanding which constitutes a default or termination event (however described)

under any other agreement or instrument which is binding on any Obligor or to which any of its assets are subject.
Section 5.6.  Authorizations.  All consents, approvals, authorizations, registrations, filings or declarations required to enable any Obligor to lawfully enter into, exercise its rights and comply with its obligations in the Financing Documents to which it is a party, and to make the Financing Documents to which it is a party admissible in evidence in all relevant have been obtained or effected (as appropriate) and are in full force and effect.
Section 5.7.  Financial Statements.  The Company has delivered or Made Available to each Purchaser copies of the Original Financial Statements.  Such financial statements, together with any other financial information of the Guarantor supplied or Made Available to the Notes Administrative Agent by the Company or the Guarantor: (a) have been prepared in accordance with GAAP, consistently applied; and (b) give a true and fair view of its financial condition as at the end of the relevant financial year and its results of operations during the relevant financial year. There has been no material adverse change in the assets, business or financial condition of the Company (or the assets, business or consolidated financial condition of the Company and its Subsidiaries) since March 31, 2022.
Section 5.8.  Disclosure.  The Company has delivered or Made Available to each Purchaser (i) a copy of the "Global Ship Lease GSL Vessel Financing" presentation, dated May, 2022, (ii) access to an Intralinks VDR marketing dataroom opened by the Sole Structuring Agent and (iii) a copy of the "Global Ship Lease GSL Vessel Financing – Addendum dated May 18, 2022 (together, the "Memorandum"), relating to the transactions contemplated hereby.  The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Subsidiaries.  This Agreement, the Memorandum, the Original Financial Statements, the consolidated financial statements of the Guarantor for the financial years ended 31 December 2020 and 31 December 2021, any financial statements provided pursuant to Section 7.1(a) and the documents, certificates or other writings delivered or Made Available to the Purchasers by or on behalf of the Company prior to the Closing in connection with the transactions contemplated hereby (this Agreement, the Memorandum and such documents, certificates or other writings and such financial statements delivered or Made Available to each Purchaser being referred to, collectively, as the "Disclosure Documents"), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  There is no material fact known to the Company that has not been set forth herein or in the Disclosure Documents; provided that no representation is made as to any projections included in the Disclosure Documents other than that such projections are based on information that the Company reasonably believes to be accurate and were calculated in a manner that the Company believes to be reasonable, and further, no representation is made as to any statistical and market related data included in the Memorandum (the "Statistical Information") other than that such Statistical Information is based on or derived from sources that the Company believes to be reliable and accurate.
Section 5.9.  No proceedings pending or threatened.  No litigation, arbitration or administrative proceedings or (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against the Company or any Obligor. No judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against the Company or any Obligor.
Section 5.10.  Ranking of Obligations.  The Company's and each other Obligor's payment obligations under this Agreement, the Notes and the other Financing Documents will, upon issuance of the Notes, rank at least pari passu, with the claims of all their respective other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.
Section 5.11.  Taxes paid.  The Company is not and (to the best of the Company's knowledge and belief (having made due and careful enquiry)) no other Obligor is materially overdue in the filing of any Tax returns and it is not (and to the best of its knowledge and belief (having made due and careful enquiry)) and no other Obligor is overdue in the payment of any amount in respect of Tax that is due and payable, except where a failure to pay or file (as applicable) would not reasonably be expected to result in a Material Adverse Effect, and except as may be being contested in good faith and by appropriate proceedings. No claims or investigations are being made or conducted against it (or (to the best of the Company's belief and knowledge (having made due and careful enquiry)) against any other Obligor) with respect to Taxes.
Section 5.12.  Taxes on Payments.  Under the laws of each Obligor's Relevant Jurisdictions it is not necessary that the Financing Documents to which it is a party be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Financing Documents to which it is a party or the transactions contemplated by those Financing Documents except the registration of the Mortgages at the applicable ship registry of the Republic of the Marshall Islands, the Republic of Liberia, Malta, The Bahamas or the Republic of Panama; which registration will be made promptly after the date of the relevant Financing Documents.
Section 5.13.  Deduction of Tax.  Neither the Company nor any Obligor is required to make any Tax deduction from any payment it may make under any Financing Document to which it is a party.
Section 5.14.  Environment.  (a) All Environmental Laws  relating to the ownership, operation and management of each Collateral Vessel and, to the best of each Obligor's knowledge, the business of each other Obligor (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with; (b) no Environmental Claim has been made or threatened against the Company or any of its Subsidiaries or any Collateral Vessel in the last five (5) years and (c) no Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred in the last five (5) years.

Section 5.15.  Validity, effectiveness and ranking of Security Interests.  Each Financing Document to which the Company or any Obligor is a party does now or, as the case may be, will upon execution and delivery create, subject to the Legal Reservations and the Perfection Requirements, the Security Interest it purports to create over any assets to which any such Security Interest, by its terms, relates, and such Security Interest will, when created or intended to be created, be valid and effective. No third party has or will have any Security Interest (except for Permitted Liens) over any assets that are the subject of any Security Interest created or intended to be created by any Security Document granted by any Obligor. Subject to the Perfection Requirements, the Security Interest created or intended to be created by the Security Documents to which each Obligor is a party has or will when created or intended to be created have first ranking priority or such other priority it is expressed to have in the Financing Documents and is not subject to any prior ranking or pari passu ranking security. No concurrence, consent or authorization of any person is required for the creation of or otherwise in connection with any Security Interest created or intended to be created by the Security Documents.
Section 5.16.  Good title to assets.  Each Obligor has good, valid and marketable title to, or valid leases or licences of, and all appropriate authorizations to use, the assets necessary to carry on its business as presently conducted.
Section 5.17.  Collateral Vessel Status.  Each Collateral Vessel is: (a) registered in the name of the relevant Obligor under the laws and flag of an Approved Flag State; (b) operationally seaworthy and in every way fit for service; (c) classed with the relevant Approved Classification free of all overdue requirements and recommendations of the relevant Approved Classification Society affecting class; and (d) insured in the manner required by the Financing Documents.
Section 5.18.  ISM Code and ISPS Code compliance.  All requirements of the ISM Code and the ISPS Code as they relate to each Vessel Owner, the Approved Technical Manager and each Collateral Vessel have been complied with in all material respects.
Section 5.19.  Charters.  Each Charter constitutes the legal, valid, binding and enforceable obligations of the relevant Obligor which is a party thereto. The copies of the Charters provided or Made Available prior to the Closing are true and complete copies. No amendments or additions to the Charters have been agreed save as otherwise disclosed to the Notes Administrative Agent prior to the execution of this Agreement nor has any Obligor waived any of its respective rights under the relevant Charter.
Section 5.20.  Anti-bribery, anti-corruption and anti-money laundering.  No Obligor nor any of their Subsidiaries, directors or officers, or, to the best of their knowledge, any affiliate, agent or employee of them, has engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction (including, without limitation, the US Foreign Corrupt Practices Act of 1977, as amended) and each Obligor has instituted and maintain policies and/or internal procedures designed to prevent violation of such laws, regulations and rules (collectively, the "Anti-Money Laundering Laws").

Section 5.21.  Sanctions.  (a) No Obligor: (i) is a Restricted Person; (ii) is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Restricted Person; (iii) owns or controls a Restricted Person,; or (iv) has a Restricted Person serving as a director, officer or, to the best of its knowledge, employee. (b) Each Obligor has instituted and maintains policies and/or internal procedures designed to prevent violation of Sanctions. (c) No proceeds of any Notes shall be made available, directly or indirectly, to or for the benefit of a Restricted Person nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions
Section 5.22.  No Breach of Laws.  Neither the Company nor any Obligor other has breached any applicable law or regulation which breach has a Material Adverse Effect.
Section 5.23.  Investment Company Act.  No Obligor is required to register as an "investment company," as defined in the United States Investment Company Act of 1940, as amended without reliance on Section 3(c)(1) and/or Section 3(c)(7) of the Investment Company Act.  No Obligor is a "covered fund" for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (commonly referred to as the "Volcker Rule").  In making this determination, the Company has made this determination on the basis that no Obligor falls within the definition of "investment company" in Section 3(a)(1) of the Investment Company Act, although other bases or exceptions may be available. No Obligor is subject to regulation under the Public Utility Holding Company Act of 2005, the ICC Termination Act of 1995, or the Federal Power Act.
Section 5.24.  Regulation T, U and X.  No Obligor is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Federal Reserve Board).  No proceeds of the Notes will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock (within the meaning of Regulation U of the Federal Reserve Board) or for the purpose of buying or carrying or trading in any Securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).
Section 5.25.  Insolvency.  No: (a) corporate action, legal proceeding or other similar legal procedure or step has been taken in relation to (i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor, (ii) a composition, compromise, assignment or arrangement with any creditor of any Obligor, (iii) the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Obligor or any of its asset; or (iv) enforcement of any Security Interest over any assets of the Obligors, or any analogous procedure or step in any jurisdiction; and (b) no expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of an Obligor and is not discharged within 30 days (or such longer period the Notes Administrative Agent, acting at the direction of the Required Holders may agree to) , has  been taken or, to the knowledge of the Company or any Obligor, threatened in relation to an Obligor and none of the circumstances described in Section 11(f) applies to any Obligor.
Section 5.26.  Immunity.  No Obligor nor any of its respective assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceedings (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).
Section 5.27.  Private Offering by the Obligors.  None of the Obligors nor anyone acting on any of their behalves has offered the Notes or any similar Securities for sale to, or solicited any offer to buy the Notes or any similar Securities from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and not more than 85 other Institutional Investors, each of which has been offered the Notes at a private sale for investment.  None of the Obligors nor anyone acting on any of their behalves has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction, including the jurisdiction of organization of the Company.
Section 5.28.  Governing Law and Enforcement.  The choice of the governing law of each Financing Document to which the Company and each Obligor is party will be recognized and enforced in its Relevant Jurisdictions. Any judgment obtained in relation to a Financing Document to which it is a party in the jurisdiction of the governing law of that Financing Document and any arbitral award obtained in relation to a Financing Document in the seat of that arbitral tribunal as specified in that Financing Document will be recognised and enforced in its Relevant Jurisdictions.
Section 5.29.  Charters.  Each Vessel is subject to the relevant Charter and delivered to the respective Charterer.
Section 5.30.  Use of Proceeds.  The proceeds of the Notes will be used by the Company (a) to repay the Existing Facility, (b) for the payment of transaction fees and expenses incurred in connection with the Closing; and (c) for general corporate purposes of the Company and the Guarantor.
Section 5.31.  Valuations.  (a) All information supplied by it or on its behalf to an Approved Valuer for the purposes of a valuation delivered to the Notes Administrative Agent in accordance with this Agreement was true and accurate as at the date it was supplied or (if appropriate) as at the date (if any) at which it is stated to be given. (b) It has not omitted to supply any information to an Approved Valuer which, if disclosed, would adversely affect any valuation prepared by such Approved Valuer. (c) There has been no change to the factual information provided pursuant to paragraph (a) above in relation to any valuation between the date such information was provided and the date of that valuation which, in either case, renders that information untrue or misleading in any material respect.
Section 5.32.  Beneficial Ownership Certification.  As of the Closing, to the best knowledge of the Company, the information included in the Beneficial Ownership Certification provided on or prior to the Closing to any Purchaser in connection with this Agreement is true and correct in all respects.

Section 5.33.  No employee or pension arrangements.  No Obligor maintains any "employee benefit plan" (as defined under ERISA).
Section 5.34.  Place of business.  No Obligor has a place of business in any country other than Greece.
Section 5.35.  Centre of Main Interests and Establishments.  For the purposes of The Council of the European Union Regulation No. 2015/848 on Insolvency Proceedings (recast) (the "Regulation"), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in Greece and it has no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.
Section 5.36.  Indebtedness. No Obligor (other than the Guarantor) has any Indebtedness outstanding, other than Permitted Indebtedness.
SECTION 6.  Representations of the Purchasers.
Each Purchaser makes each of the following representations for the benefit of the Finance Parties.
Section 6.1.  Purchase for Investment.  Each Purchaser severally represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds and not with a view to the distribution thereof, provided that the disposition of such Purchaser's or their property shall at all times be within such Purchaser's or their control.  Each Purchaser understands that the Notes have not been, and will not be, registered under the Securities Act. Each Purchaser understands that the Notes are "restricted securities" under applicable U.S. federal and state securities laws and that the Notes may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.
Section 6.2.  Authorisation.
(a)  Each Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by such Purchaser, will constitute valid and legally binding obligations of such Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
Section 6.3.  Accredited Investor.  Each Purchaser severally represents that it is an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act).  Each Purchaser further severally represents that the Company has made available to it, a reasonable time prior to the consummation of the transactions contemplated by this Agreement, the opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Notes that it is purchasing or shall purchase and to obtain any additional information which the Company possesses or could acquire without unreasonable effort or expense; provided that the foregoing shall not be construed as limiting the ability of any Purchaser to rely on the representations and warranties of the Obligors contained in this Agreement or any other document related thereto. Each Purchaser severally represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of this investment and to make an informed decision to so invest, and has so evaluated the risks and merits of such investment, and further, has the ability to bear the economic risks of this investment and can afford a complete loss of such investment in the Notes.
Section 6.4.  Non-reliance.  Each Purchaser severally represents that in purchasing the Notes (whether for its own account or for one or more separate accounts maintained by such Purchaser for which it is acquiring Notes) it is not relying on and has not relied on any statement, representation or warranty made by the Sole Structuring Agent or any of its Affiliates or any of its or their control persons, officers, directors or employees, in making its investment or decision to invest in the Notes, and each Purchaser confirms that neither the Sole Structuring Agent nor any of its Affiliates or any of its or their control persons, officers, directors or employees shall be liable to any Purchaser in connection with the purchase of the Notes. Each Purchaser severally represents (on its own account and for each separate account maintained by such Purchaser for which it is acquiring Notes) that it has carefully reviewed any disclosure documents, including the Disclosure Documents, used in the offering of the Notes and has been furnished with all other materials that it considers relevant to an investment in the Notes, has had a full opportunity to ask questions of and receive answers from the Company or any person or persons acting on behalf of the Company concerning the terms and conditions of an investment in the Notes, has independently made its own analysis and decision to invest in the Notes, and no statement or printed material which is contrary to the disclosure documents has been made or given to the Purchaser by or on behalf of the Company.
Section 6.5.  Source of Funds.  Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a "Source") to be used by such Purchaser to pay the purchase price of the Notes to be purchased by such Purchaser hereunder:
(a)  the Source is an "insurance company general account" (as the term is defined in the United States Department of Labor's Prohibited Transaction Exemption ("PTE") 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the NAIC (the "NAIC Annual Statement")) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser's state of domicile; or
(b)  the Source is a separate account that is maintained solely in connection with such Purchaser's fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or
(c)  the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or
(d)  the Source constitutes assets of an "investment fund" (within the meaning of Part VI of PTE 84-14 (the "QPAM Exemption")) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan's assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM maintains an ownership interest in the Company that would cause the QPAM and the Company to be "related" within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Company in writing pursuant to this clause (d); or
(e)  the Source constitutes assets of a "plan(s)" (within the meaning of Part IV(h) of PTE 96-23 (the "INHAM Exemption")) managed by an "in-house asset manager" or "INHAM" (within the meaning of Part IV(a) of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of "control" in Part IV(d)(3) of the INHAM Exemption) owns a 10% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or
(f)  the Source is a governmental plan; or
(g)  the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or
(h)  the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.4, the terms "employee benefit plan," "governmental plan," and "separate account" shall have the respective meanings assigned to such terms in section 3 of ERISA.
SECTION 7.  Information as to Company.
Section 7.1.  Financial and Business Information.  The Company shall deliver to each Purchaser and each holder of a Note that is an Institutional Investor (and for purposes of this Agreement the information required by this Section 7.1 shall be deemed delivered on the date of delivery of such information in the English language or the date of delivery of an English translation thereof):
(a)  Financial Statements
(i)  As soon as they become available, but in any event within 180 days after the end of each of its respective financial years, the unaudited consolidated financial statements of the Company for each of its financial years ending after the Closing;
(ii)  As soon as the same become available, but in any event within 90 days after the end of each quarter of each of the Company's financial years, the Company's unaudited consolidated financial statements for that financial quarter;
(iii)  As soon as they become publicly available, but in any event within 180 days after the end of each of its respective financial years, the audited consolidated financial statements of the Guarantor prepared in accordance with GAAP (as shown and available in the website of the Guarantor) for each of its financial years ending after the Closing; and
(iv)  As soon as the same become publicly available, but in any event within 90 days after the end of each quarter of each of the Guarantor's financial years, the Guarantor's unaudited consolidated financial statements for that financial quarter.
(b)  Financial Statements Requirements
(i)  The Company must ensure that each set of the financial statements supplied under this Agreement is certified by an officer of the Company and/or Guarantor (as applicable) as fairly representing its financial condition and operations as at the date as at which those financial statement were drawn up.
(ii)  The Company must notify each holder of a Note of any material change to the basis on which the Company's or the Guarantor's (as applicable) financial statements are prepared. If requested by the Notes Administrative Agent or the Required Holders, the Company must supply or procure that the following are supplied to each holder of a Note:
(A)  sufficient information, in form and substance as may be reasonably required by the Notes Administrative Agent or the Required Holders of any material change notified above; and

(B)  sufficient information to enable such holder to make an accurate comparison between the financial position shown by the set of financial statements prepared on the changed basis and its most recent unaudited consolidated financial statements delivered to each holder of a Note under this Agreement.
(c)  Notice of Default or Event of Default — (i) promptly upon becoming aware of its occurrence, notice of any Default or Event of Default (and the steps, if any, being taken to remedy it) and (ii) promptly on request by the Notes Administrative Agent or the Required Holders, a certificate, signed by one of the Company's authorized signatories on the Company's behalf, certifying that no Event of Default is continuing or, if an Event of Default is continuing, specifying the Event of Default and the steps, if any, being taken to remedy such Event of Default.
(d)  Notices from Governmental Authority — promptly, and in any event within thirty (30) days of receipt thereof, copies of any notice to the Company or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;
(e)  Miscellaneous Information —
(i)  all documents relevant to this Agreement which are dispatched by it to its members (or any class of them) or its creditors upon request of the Notes Administrative Agent;
(ii)  information and/or documents with respect to the Collateral Vessels, goods transported on the Collateral Vessels, the Earnings and Insurances reasonably requested by the Notes Administrative Agent;
(iii)  promptly upon becoming aware of them, details of any judgment or order of a court, arbitral body or agency which is made against any member of the Guarantor Group and which might have a Material Adverse Effect;
(iv)  promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) which are current, threatened or pending against any member of the Guarantor Group, and which might, if adversely determined, have a Material Adverse Effect;
(v)  promptly, its constitutional documents where these have been amended or varied;
(vi)  promptly, such further information and/or documents regarding: (i) the Security Assets; (ii) compliance of the Obligors with the terms of the Financing Documents, (iii) the financial condition, business and operations of any other Obligor; the Charters, as any Finance Party may reasonably request;

(vii)  promptly following execution or at the time of any substitution of a Collateral Vessel pursuant to Section 10.1, a copy of the Permitted Charter in respect of that Collateral Vessel; and
(viii)  promptly on request by the Notes Administrative Agent or any Purchaser or Holder (A) such further information, in sufficient copies for all holders of Notes, regarding the financial condition and operations of the Obligors as any such Purchaser or holder may reasonably request and (B) information and documentation reasonably requested by the Notes Administrative Agent or any such Purchaser or Holder for purposes of compliance with any laws applicable to it or as may be required by any regulatory authority.
(f)  Debt Rating — promptly following the occurrence thereof, notice of any change in the Debt Rating for the Notes (to the extent such Debt Rating is not a public rating).
(g)  Rating Agency
(i)  at the same time as any notice is sent to the Notes Administrative Agent, the Holders or any other Financing Party pursuant to Sections 7.1(c) and/or 9.51(b) the Company shall also supply or procure that a copy of such notice is dispatched to the rating agency which is, at the time, acting as the Acceptable Rating Agency; and
(ii)  the Company shall promptly notify the rating agency which is, at the time, acting as the Acceptable Rating Agency of (A) any amendment or waiver in respect of the Financing Documents which is entered into pursuant to Section 18 and (B) the occurrence of any Resignation Effective Date or Removal Effective Date.
Section 7.2.  Compliance Certificates.
(a)  The Company will deliver to the Holders a Compliance Certificate certified by the Company and the Guarantor in the form set out in Schedule 7.2 on the Closing and on the following dates:
(i)  within two (2) Business Days following:
(A)  the Guarantor's public release of its quarterly earnings information (which Compliance Certificate shall include the Asset Cover Ratio only with respect to an Asset Cover Test Date); or
(B)  the date of any Total Loss of a Collateral Vessel (as determined by the Notes Administrative Agent and notified to the Company);
(ii)  the date of a Vessel Disposition; and
(iii)  a Vessel Substitution Date.

(b)  Each Compliance Certificate supplied by the Company and the Guarantor pursuant to Section 7.2(a) above shall, amongst other things, set out (in reasonable detail) computations as to compliance with the financial covenants set forth in Section 10.3 as required.
(c)  Each Compliance Certificate provided pursuant to Section 7.2(a)(i)(A) shall, for each Determination Date in respect of the DSCR Ratio, certify whether a DSCR Cash Sweep Event or DSCR Cash Trap Event has occurred or is continuing.
(d)  Each Compliance Certificate supplied by the Company and the Guarantor pursuant to Section 7.2(c) above shall, amongst other things, set out (in reasonable detail) computations as to the DSCR Ratio.
(e)  The Company will deliver to the Holders a Special Compliance Certificate certified by the Company and the Guarantor with respect to compliance of the Concentration Limit Requirements in the form set out in Schedule 7.2(b) on the Closing and within two (2) Business Days of any Concentration Test Date.
(f)  Each Special Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with the Concentration Limit Requirements and must be signed by an officer of the Guarantor.
Section 7.3.  Valuation.
(a)  The valuation of a Collateral Vessel (including any Additional Vessel that is Additional Security) shall be the Market Value.
(b)  In respect of the Collateral Vessels, the Company will procure valuations on the basis described in this Section 7.3.  The first valuation shall be provided on the Closing, the second valuation shall be provided on the last Business Day of December 2022 and thereafter the Company will procure updated valuations on the last Business Day of each of June and December (each, a "Valuation Due Date"), provided that, each such valuation shall be as of a date that is no more than 30 days prior to such applicable Valuation Due Date.
(c)  If an Asset Cover Event occurs and is not cured on the immediately succeeding Payment Date, the Company shall procure updated valuations on each Determination Date (which valuations may be as of a date that is no more than 30 days prior to such Determination Date) until such Asset Cover Event is cured. Such valuations shall be (or have been) used as the basis for determining the Asset Cover Ratio and shall be attached to each Compliance Certificate delivered pursuant to Section 7.2.
(d)  The Company will procure in favor of the Notes Administrative Agent and the Approved Valuers, all such information as they may reasonably require in order to effect such valuations.
(e)  All valuations shall be at the expense of the Company.

(f)  Any valuation under this Section 7.3 shall be binding and conclusive (save for manifest error).
Section 7.4.  Visitation.  Upon the request of the Notes Administrative Agent, the Obligors shall provide the Notes Administrative Agent and any of its representatives, professional advisors and contractors with access to, and permit inspection of, its books and records, in each case at reasonable times and upon reasonable notice; provided that unless a Default has occurred and is continuing, such inspections shall not occur more than one time during any calendar year.
Section 7.5.  Electronic Delivery.
(a)  Financial statements, other information and Compliance Certificates that are required to be delivered by the Company or any other Obligor or the Manager (the "Required Information") shall be deemed to have been delivered if the documents required to be delivered are: (i) delivered to the Notes Administrative Agent by e‑mail at the e-mail address set forth in this Agreement or as communicated from time to time in a separate writing delivered to the Company; or (ii) timely Made Available to the Notes Administrative Agent; provided however, that in no case shall access to such financial statements, other information and Officer's Certificates be conditioned upon any waiver or other agreement or consent (other than confidentiality provisions consistent with Section 21 of this Agreement); provided further, that in the case of clause (ii), the Company shall have given the Notes Administrative Agent prior written notice, which may be by e-mail or in accordance with Section 19, of such posting or availability in connection with each delivery.
(b)  The Notes Administrative Agent shall promptly deliver to the Holders any such information delivered by the Company in accordance with this Section 7.5.
Section 7.6.  Limitation on Disclosure Obligation.  The Company shall not be required to disclose the following information pursuant to Section 7.1(c) or 7.3:
(i)  information that the Company determines after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 21, it would be prohibited from disclosing by Applicable Law or regulations without making public disclosure thereof; or
(ii)  information that, notwithstanding the confidentiality requirements of Section 21, the Company is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon the Company and not entered into in contemplation of this clause (b), provided that the Company shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information.
Promptly after determining that the Company is not permitted to disclose any information as a result of the limitations described in this Section 7.6, the Company will provide each of the holders with an Officer's Certificate describing generally the requested information that the Company is prohibited from disclosing pursuant to this Section 7.6 and the circumstances under which the

Company is not permitted to disclose such information.  Promptly after a request therefor from any Purchaser or Holder that is an Institutional Investor, the Company will provide such Holder with a written opinion of counsel (which may be addressed to the Company) relied upon as to any requested information that the Company is prohibited from disclosing to such holder under circumstances described in this Section 7.6.
SECTION 8.  Payment and Prepayment of the Notes.
Section 8.1.  Repayment.
(a)  The Company hereby unconditionally promises to pay to the Paying Agent, for the account of each Holder, the amounts of principal, Make‑Whole Amount or CoC Prepayment Premium, if any, and interest becoming due and payable on the Notes, as provided in Sections (b) through (d) of this Section 8.1 and in accordance with Section 15.
(b)  An amount equal to 3.75% per annum of the original principal balance of each Note shall be paid on the 15th day of October 2022.
(c)  Beginning in January 2023, an amount equal to 15% per annum of the original principal balance of each Note shall be paid in equal quarterly instalments on the 15th day of each January, April, July and October.
(d)  The remaining unpaid principal balance of each Note shall be due and payable on the Maturity Date thereof.
Section 8.2.  Optional Prepayments with Make-Whole Amount.  The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than US$10,000,000 in the case of a partial prepayment, at 100% of the principal amount so prepaid, together with accrued interest on the amount so prepaid and the Make-Whole Amount determined by the Company for the prepayment date with respect to such principal amount.  The Company will give each Holder, the Notes Administrative Agent and the Paying Agent written notice of each optional prepayment under this Section 8.2 not less than ten (10) days and not more than sixty (60) days prior to the date fixed for such prepayment unless the Company and the Required Holders agree to another time period pursuant to Section 18 (in each case as notified by the Company to the Notes Administrative Agent and the Paying Agent).  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.5), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two (2) Business Days prior to such prepayment, the Company shall deliver to each Holder, the Notes Administrative Agent and the Paying Agent a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date. Notwithstanding the forgoing, no Make-Whole Amount shall be payable in respect of any relevant prepayment made on the date falling 54 months after the Closing until the date falling 60 months after the Closing.

Section 8.3.  Prepayment for Tax Reasons.  (a) If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Company may give the holders of all affected Notes, the Notes Administrative Agent and the Paying Agent irrevocable written notice (each, a "Tax Prepayment Notice") of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than thirty (30) days nor more than sixty (60) days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and stating that all of the affected Notes shall be prepaid on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment, except in the case of an affected Note if the holder of such Note shall, by written notice given to, the Notes Administrative Agent, the Paying Agent and the Company no more than twenty (20) days after receipt of the Tax Prepayment Notice, reject such prepayment of such Note (each, a "Rejection Notice").  The form of Rejection Notice shall also accompany the Tax Prepayment Notice and shall state with respect to each Note covered thereby that execution and delivery thereof by the holder of such Note shall operate as a permanent waiver of such holder's right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note (but not of such holder's right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Note.  The Tax Prepayment Notice having been given as aforesaid to each holder of the affected Notes, the principal amount of such Notes together with interest accrued thereon to the date of such prepayment shall become due and payable on such prepayment date, except in the case of Notes the holders of which shall timely give a Rejection Notice as aforesaid.
(b)  No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment.  For purposes of this Section 8.3, any Holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).
(c)  The Company may not offer to prepay or prepay Notes pursuant to this Section 8.3 (i) if a Default or Event of Default then exists, (ii) until the Company shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments or (iii) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Company or any Subsidiary (other than actions required to be taken under Applicable Law), and any Tax Prepayment Notice given pursuant to this Section 8.3 shall certify to the foregoing and describe such mitigation steps, if any.
(d)  For purposes of this Section 8.3: "Additional Payments" means additional amounts required to be paid to a Holder of any Note pursuant to Section 13 by reason of a Change in Tax Law; and a "Change in Tax Law" means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of the Republic of the Marshall Islands after the date of the Closing, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the date of the Closing, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the Closing, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements.  No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer's Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the relevant Taxing Jurisdiction, both of which shall be delivered to all Holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.
Section 8.4.  Mandatory Prepayments.
(a)  Noteholder Sanctions Event or Noteholder Illegality Event.
(i)  Upon the Company's receipt of notice from any Affected Noteholder that a Noteholder Sanctions Event or Noteholder Illegality Event has occurred (which notice shall refer specifically to this Section 8.4(a) and describe in reasonable detail such Noteholder Sanctions Event or Noteholder Illegality Event), the Company shall promptly, and in any event within ten (10) Business Days, prepay the entire unpaid principal amount of Notes held by such Affected Noteholder (the "Affected Notes"), together with interest thereon determined for the prepayment date with respect to such principal amount and the Make-Whole Amount, if any.
(ii)  Subject to the provisions of subparagraphs (iii) and (iv) of this Section 8.4(a), the Company shall prepay on the relevant prepayment date the entire unpaid principal amount of the Affected Notes held by such Affected Noteholder, together with interest thereon to the relevant prepayment date with respect to each such Affected Note.
(iii)  If a Noteholder Sanctions Event or Noteholder Illegality Event has occurred but the Company and/or its Controlled Entities have taken such action(s) in relation to their activities so as to remedy such Noteholder Sanctions Event or Noteholder Illegality Event prior to the relevant prepayment date, provided that such Noteholder Sanctions Event or Noteholder Illegality Event is capable of remedy, as certified in writing by the Company and accepted by the Affected Noteholders in their reasonable discretion, then the Company shall no longer be obliged or permitted to prepay such Affected Notes in relation to such Noteholder Sanctions Event or Noteholder Illegality Event (as applicable).  If the Company and/or its Controlled Entities shall undertake any actions to remedy any such Noteholder Sanctions Event or Noteholder Illegality Event, the Company shall keep the holders reasonably and timely informed of such actions and the results thereof.

(iv)  If any Affected Noteholder gives notice to the Company prior to the relevant prepayment date that it has determined (in its sole discretion) that it requires clearance from any Governmental Authority in order to receive a prepayment pursuant to this Section 8.4, the principal amount of each Note held by such Affected Noteholder, together with interest accrued thereon to the date of prepayment, shall become due and payable on the later to occur of (but in no event later than the Maturity Date of the relevant Note) (i) such prepayment date and (ii) the date that is ten (10) Business Days after such Affected Noteholder gives notice to the Company that it is entitled to receive a prepayment pursuant to this Section 8.4 (which may include payment to an escrow account designated by such Affected Noteholder to be held in escrow for the benefit of such Affected Noteholder until such Affected Noteholder obtains such clearance from such Governmental Authority), and in any event, any such delay in accordance with the foregoing clause (ii) shall not be deemed to give rise to any Default or Event of Default.
(v)  Promptly, and in any event within five (5) Business Days, after the Company's receipt of notice from any Affected Noteholder that a Noteholder Sanctions Event or Noteholder Illegality Event shall have occurred with respect to such Affected Noteholder, the Company shall forward a copy of such notice to each other Holder.
(vi)  The Company shall (in the case of a Noteholder Sanctions Event) promptly, and in any event within ten (10) Business Days, give written notice to the Holders after the Company or any Controlled Entity having been notified that (i) its name appears or may in the future appear on a State Sanctions List or (ii) it is in violation of, or is subject to the imposition of sanctions under, any Sanctions, in each case which notice shall describe the facts and circumstances thereof and set forth the action, if any, that the Company or a Controlled Entity proposes to take with respect thereto.
(vii)  The foregoing provisions of this Section 8.4 shall be in addition to any rights or remedies available to any Holder that may arise under this Agreement as a result of the occurrence of a Noteholder Sanctions Event or Noteholder Illegality Event; provided, that, if the Notes shall have been declared due and payable pursuant to Section 12.1 as a result of the events, conditions or actions of the Company or its Controlled Entities that gave rise to a Noteholder Sanctions Event, the remedies set forth in Section 12 shall control.
(b)  Change of Control.
(i)  Following the occurrence of a Change of Control the Company shall promptly, and in any case within one (1) Business Day, notify each of the Holders and the Notes Administrative Agent and, upon the instructions of the Required Holders, the Company shall, within five (5) Business Days of receipt of such instructions (the "CoC Prepayment Date"), prepay the entire unpaid principal amount of each Note, together with the accrued interest thereon determined for the prepayment date with respect to such principal amount and a payment premium equal to 1% of the amount so prepaid (the "CoC Prepayment Premium"), such CoC Prepayment Premium as determined by the Company. The Company shall provide the Notes Administrative Agent and the Paying Agent with not less than three (3) Business Days' prior written notice of the occurrence of the CoC Prepayment Date and the amounts due and payable on such CoC Prepayment Date.
(ii)  The Company shall prepay on the CoC Prepayment Date the entire unpaid principal amount of the Notes held by each Holder, together with the accrued interest thereon to the CoC Prepayment Date with respect to each such Note and the CoC Prepayment Premium.
(c)  Disposal of a Collateral Vessel.
(i)  Subject to the right of the Company to acquire a Substitute Vessel in accordance with Section 10.1, upon the sale or other disposal of a Collateral Vessel,  the Company shall prepay the entire unpaid principal Relevant Tranche Amount of each Note, together with interest thereon determined for the prepayment date with respect to such principal amount and the Make-Whole Amount, if any (subject to sub-paragraphs (ii), (iii) and (iv) below).
(ii)  No Make-Whole Amount shall be payable in connection with sub-paragraph (i) above where the applicable Collateral Vessel is replaced with a Substitute Vessel within 180 days of the sale of the Collateral Vessel, provided that the Net Sale Proceeds are immediately upon receipt by the relevant Obligor placed into the Collateral Account as required pursuant to Section 10.5(c)(iii) and all applicable requirements of Section 10.1 are met as at the Vessel Substitution Date.
(iii)  No Make-Whole Amount shall be payable in connection with the sale of any Collateral Vessel(s) in aggregate not exceeding 25% of the initial Market Value of the Collateral Vessels as at the Closing.
(iv)  No Make-Whole Amount shall be payable in connection the sale of any Collateral Vessel which is more than 25 years old as at the date of such sale.
(d)  Total Loss. Subject to the right of the Company to acquire a Substitute Vessel in accordance with Section 10.1, upon the Total Loss of a Collateral Vessel,  the Company shall prepay the Relevant Tranche Amount in respect of that Collateral Vessel, which such Relevant Tranche Amount shall be applied pro rata against each Note, together with interest thereon determined for the prepayment date with respect to such principal amount.
(e)  Asset Cover Event. Upon the occurrence of an Asset Cover Event, the Company shall make the prepayment required pursuant to Section 10.3(a) (subject to the right of the Company to pledge cash or provide other Additional Security in accordance with the terms of that Section).
(f)  DSCR Cash Sweep Event. Upon the occurrence of a DSCR Cash Sweep Event, the Notes shall be prepaid in accordance with Section 10.6.
(g)  Substitution of a Collateral Vessel for Less than Market Value.

If Section 10.1(b)(ii) applies, on the date on which a Substitute Vessel becomes a Collateral Vessel in accordance with Section 10.1,  the Company shall prepay an amount of the unpaid principal Relevant Tranche Amount of the Note, together with interest thereon determined for the prepayment date with respect to such principal amount and the Make-Whole Amount, if any, in an amount equal to the difference between (i) the Market Value of the of the existing Collateral Vessel which is to be released as a Collateral Vessel and (ii) the Market Value of the Substitute Vessel.
Section 8.5.  Allocation of Partial Prepayments.  In the case of each partial prepayment of the Notes pursuant to Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.
Section 8.6.  Maturity; Surrender, Etc.  In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount or CoC Prepayment Premium, if any.  From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount or CoC Prepayment Premium, if any, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.
Section 8.7.  Purchase of Notes.  The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with this Agreement and the Notes.  The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment or prepayment of Notes pursuant to this Agreement and no Notes may be issued in substitution or exchange for any such Notes.
Section 8.8.  Make-Whole Amount .
The term "Make-Whole Amount" means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may not in any event be less than zero and further provided that no Make-Whole Amount shall be payable in respect of any relevant prepayment made on the date falling 54 months after the Closing until the date falling 60 months after the Closing.  For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:
"Applicable Percentage" means 0.50% (50 basis points).
"Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.
"Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of the (x) Applicable Percentage plus (y) the yield to maturity implied by the "Ask Yield(s)" reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page PX1" (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on-the-run U.S. Treasury securities ("Reported") having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  If there are no such U.S. Treasury securities Reported having a maturity equal to such Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the "Ask Yields" Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such Remaining Average Life and (2) closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the Interest Rate of the applicable Note.
If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then "Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of (x) the Applicable Percentage plus (y) the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  If there is no such U.S. Treasury constant maturity having a term equal to such Remaining Average Life, such implied yield to maturity will be determined by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such Remaining Average Life and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the Interest Rate of the applicable Note.
"Remaining Average Life" means, with respect to any Called Principal, the number of years obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years, computed on the basis of a 360-day year comprised of twelve 30-day months and calculated to two decimal places, that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or Section 12.1.  For purposes of determining the Remaining Scheduled Payments, the Interest Rate of any Note shall be assumed to be the Interest Rate.
"Settlement Date" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.
Section 8.9.  Payments Generally; Payments Due on Non-Business Days.
(a)  The Company shall make each payment required to be made by it hereunder or under any other Financing Document (whether of principal, interest, fees or of other amounts payable under the Financing Documents) on or before the time expressly required hereunder or under such other Financing Document for such payment (or, if no such time is expressly required, prior to 2:00 p.m., New York City time), on the date when due, in immediately available funds, without setoff, deduction or counterclaim.  Any amounts received after such time on any date shall be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Paying Agent at such office as the Paying Agent shall specify in writing to the Company and except that payments pursuant to Sections 13 and 16 shall be made directly to the persons entitled thereto and payments pursuant to other Financing Documents shall be made to the persons specified therein.  Subject to Section 23, the Paying Agent shall distribute any such payments received by it for the account of any other persons ratably to the appropriate recipients promptly following receipt thereof
(b)  If at any time insufficient funds are received by and available to the Paying Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied in the order set out in Section 10.6.
(c)  Unless the Paying Agent shall have received written notice from the Company prior to the date on which any payment is due to the Paying Agent for the account of the Holders hereunder that the Company will not make such payment, the Paying Agent may assume that the Company has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Holders, as the case may be, the amount due.  In such event, if the Company has not in fact made such payment, then each of the Holders, as the case may be, severally agrees to repay to the Paying Agent forthwith on demand the amount so distributed to such Holder with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Paying Agent, at the Federal Funds Effective Rate.

(d)  Anything in this Agreement or the Notes to the contrary notwithstanding, (x) except as set forth in clause (y), any payment of interest on any Note that is due on a date that is not a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; and (y) any payment of principal of or Make‑Whole Amount on any Note (including principal due on the Maturity Date of such Note) that is due on a date that is not a Business Day shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.  Other than as set forth in the foregoing sentence, if any payment under any Financing Document shall be due on a day that is not a Business Day, unless specified otherwise, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.  All payments under each Financing Document shall be made in Dollars.
SECTION 9.  Affirmative Covenants.
From the date of this Agreement and thereafter, so long as any of the Notes are outstanding, the Company covenants for the benefit of the Finance Parties that:
Section 9.1.  Authorizations.  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, promptly:
(a)  obtain, comply with and do all that is necessary to maintain in full force and effect; and
(b)  supply certified copies to the Notes Administrative Agent of, any authorization required under any law or regulation of a Relevant Jurisdiction or the Approved Flag State at any time of each Collateral Vessel to enable it to:
(i)  perform its obligations under the Financing Documents and Related Contracts to which it is a party;
(ii)  ensure the legality, validity, enforceability or admissibility in evidence in any Relevant Jurisdiction or in the Approved Flag State at any time of each Collateral Vessel, of any Financing Documents and Related Contracts to which it is a party; and
(iii)  own and operate each Collateral Vessel (in the case of the Vessel Owners).
Section 9.2.  Compliance with laws.  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, comply in all material respects with all laws (including, without limitation, Sanctions) and regulations to which it is subject.
Section 9.3.  Environmental compliance.  Each Obligor shall, and the Guarantor shall procure that each other Obligor will:
(a)  comply with all Environmental Laws;

(b)  obtain, maintain and ensure compliance with all requisite Environmental Approvals;
(c)  implement procedures to monitor compliance with and to prevent liability under any Environmental Law, except where the failure to do so does not or could not be expected, individually or in the aggregate, to result in a Material Adverse Effect.
Section 9.4.  Environmental Claims.  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, promptly upon becoming aware of the same, inform the Notes Administrative Agent in writing of:
(a)  any Environmental Claim against any Obligor which is current, pending or threatened; and
(b)  any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any Obligor, where the claim, if determined against that Obligor, has a Material Adverse Effect.
Section 9.5.  Taxation.
(a)  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, pay and discharge all material Taxes imposed upon it or its assets that are due and payable within the time period allowed without incurring material penalties unless and only to the extent that:
(i)  such payment is being contested in good faith;
(ii)  adequate reserves are maintained for those Taxes and the costs required to contest them and both have been disclosed in its latest financial statements delivered to the Notes Administrative Agent under Section 7.1(a); and
(iii)  such payment can be lawfully withheld.
(b)  No Obligor shall and the Obligors shall procure that no other Obligor will, change its residence for Tax purposes.
Section 9.6.  Overseas companies.  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, promptly notify in writing the Notes Administrative Agent if it delivers to the Registrar of Companies in England and Wales particulars required under the Overseas Regulations of any UK Establishment and it shall comply with any directions given to it by the Notes Administrative Agent regarding the recording of any Transaction Security on the register which it is required to maintain under The Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009.
Section 9.7.  No change to centre of main interests.  No Obligor shall change the location of its centre of main interest (as that term is used in Article 3(1) of the Regulation) from that stated in relation to it in Section 5.35 and it will create no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.
Section 9.8.  Pari passu ranking.  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Financing Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.
Section 9.9.  Title.
(a)  Subject to any Security Interest created by the Security Documents, the Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, hold the legal title to, and own the entire beneficial interest in the Collateral Vessel owned by it, its Earnings and its Insurances.
(b)  With effect on and from its creation or intended creation, each Obligor shall hold the legal title to, and own the entire beneficial interest in any other assets which are the subject of any Security Interest created or intended to be created by such Obligor pursuant to any Security Document.
Section 9.10.  Negative pledge.
(a)  No Obligor (other than the Guarantor) shall create or permit to subsist any Security Interest over any of its assets which are the subject of the Security Interests created or intended to be created by the Financing Documents.
(b)  No Obligor (other than the Guarantor) shall:
(i)  sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor;
(ii)  sell, transfer or otherwise dispose of any of its receivables on recourse terms;
(iii)  enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or
(iv)  enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Indebtedness or of financing the acquisition of an asset.
(c)  Paragraphs (a) and (b) above do not apply to any Permitted Lien.
Section 9.11.  Disposals.
(a)  Except as permitted by paragraph (b) below, no Obligor (other than the Guarantor) shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any Security Asset (including without limitation any Collateral Vessel, its Earnings or its Insurances).
(b)  Paragraph (a) above does not apply to any Charter as all Charters are subject to Section 9.52, Vessel Substitutions pursuant to Section 10.1, Vessel Dispositions and Removals pursuant to Section 10.2, any amount standing to the credit of the Dry Dock Reserve Account which may be released pursuant to Section 10.3(d) and the release of any Additional Security and/or excess amounts then held in the Collateral Account pursuant to Section 10.5(d) provided, in each case, that the Obligors comply with any applicable prepayment obligations pursuant to Section 8.4(c) and Section 8.4(d).
Section 9.12.  Merger.
(a)  No Obligor (other than the Guarantor) shall enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction (for the purposes of this Section 9.12, each "a process") provided that in the case of the Guarantor, such process is permitted without restrictions so long as (i) the Guarantor remains the surviving entity of any such process, (ii) no Default has occurred at the relevant time or would be triggered as a result of such process, (iii) such process does not have a Material Adverse Effect and (iv) the obligations of the Guarantor under the Financing Documents continue in full force and effect.
Section 9.13.  Change of business.
(a)  The Guarantor shall procure that no substantial change is made to the general nature of its business or the Guarantor Group from that carried on at the date of this Agreement.
(b)  The Company shall not acquire any assets other than the entire issued share capital of a Vessel Owner from time to time.
(c)  The Company shall procure that no Vessel Owner shall engage in any business other than the ownership and operation of its Collateral Vessel.
Section 9.14.  Indebtedness.  No Obligor (other than the Guarantor) shall incur or permit to be outstanding any Indebtedness except Permitted Indebtedness.
Section 9.15.  Expenditure.  The Company shall procure that no Vessel Owner shall, in respect of the Collateral Vessel owned by it, incur any expenditure, except for expenditure reasonably incurred in the ordinary course of owning, operating, chartering, maintaining and repairing its Collateral Vessel.
Section 9.16.  Share capital.  The Company shall procure that no Vessel Owner shall:
(a)  purchase, cancel or redeem any of its limited liability company interests;
(b)  increase or reduce its authorized share capital;

(c)  issue any further limited liability company interests, except to the Guarantor and provided such limited liability company interests are issued subject to the terms of the Share Pledges, applicable to that Vessel Owner immediately upon the issuance of such interests in a manner satisfactory to the Notes Administrative Agent and in compliance with the terms of the Share Pledges;
(d)  appoint any further officer of that Vessel Owner (unless in accordance with the provisions of the Share Pledges applicable to that Vessel Owner).
Section 9.17.  Dividends.
(a)  The Company shall procure that Vessel Owner may declare and make a Dividend Payment only if (i) no Event of Default has occurred and is continuing and (ii) the Asset Cover Ratio is at the relevant time not more than 80 per cent.
(b)  The Company may make a Dividend Payment only if all of the following conditions have been met to the satisfaction of the Notes Administrative Agent:
(i)  The financial covenants set out in Section 10.3 are all complied with; and
(ii)  no Event of Default has occurred and is continuing under this Agreement and under any other loan facility agreement to which it is a party (in any capacity, including, but not limited to, as guarantor).
(c)  The Guarantor may make a Dividend Payment only if no Event of Default has occurred and is continuing under this Agreement.
(d)  For the avoidance of doubt, the Dividend Payments allowed to be made pursuant to paragraphs (a) and (b) above shall be made quarterly per year.
Section 9.18.  Other transactions.  The Company shall procure that no Vessel Owner shall:
(a)  be the creditor in respect of any loan or any form of credit to any person other than where such loan or form of credit is Permitted Indebtedness;
(b)  give or allow to be outstanding any guarantee or indemnity to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which that Vessel Owner assumes any liability of any other person other than (i) any guarantee or indemnity given under the Financing Documents or (ii) any guarantee or indemnity issued in the ordinary course of its business of operating, trading and chartering the Collateral Vessel owned by it;
(c)  enter into any material agreement other than:
(i)  the Financing Documents and Related Contracts; and/or

(ii)  any other agreement expressly allowed under any other term of this Agreement; and
(d)  enter into any transaction on terms which are, in any respect, less favorable to that Vessel Owner than those which it could obtain in a bargain made at arms' length; or
(e)  acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks.
Section 9.19.  Unlawfulness, invalidity and ranking; Security imperiled.  No Obligor shall do (or fail to do) or cause or permit another person to do (or omit to do) anything which is likely to:
(a)  make it unlawful for an Obligor to perform any of its obligations under the Financing Documents;
(b)  cause any obligation of an Obligor under the Financing Documents to cease to be legal, valid, binding or enforceable;
(c)  cause any Financing Documents to cease to be in full force and effect;
(d)  cause any Financing Documents to rank after, or lose its priority to, any other Security Interest; and
(e)  imperil or jeopardize the Security Interests created or purported to be created pursuant to the Security Documents.
Section 9.20.  Further assurance.
(a)  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, promptly, and in any event within the time period specified by the Security Trustee, do all such acts (including procuring or arranging any registration, notarization or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgments, proxies and powers of attorney), as the Security Trustee may specify (and in such form as the Security Trustee may require in favor of the Security Trustee or its nominee(s)):
(i)  to create, perfect, vest in favor of the Security Trustee or protect the priority of the Security Interests or any right of any kind created or intended to be created under or evidenced by the Financing Documents (which may include the execution of a mortgage, charge, assignment or other Security Interest over all or any of the assets which are, or are intended to be, the subject of the Security Interests created or purported to be created pursuant to the Security Documents) or for the exercise of any rights, powers and remedies of any of the Finance Parties provided by or pursuant to the Financing Documents or by law;

(ii)  to confer on the Security Trustee or confer on the Finance Parties Security Interests over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security Interest intended to be conferred by or pursuant to the Financing Documents;
(iii)  to facilitate or expedite the realization and/or sale of, the transfer of title to or the grant of, any interest in or right relating to the assets which are, or are intended to be, the subject of the Security Documents or to exercise any power specified in any Financing Document in respect of which the Security Interest has become enforceable; and/or
(iv)  to enable or assist the Security Trustee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to any item of the Security Assets.
(b)  Each Obligor shall, and the Guarantor shall procure that each other Obligor will, take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest conferred or intended to be conferred on the Security Trustee or the Finance Parties by or pursuant to the Financing Documents.
(c)  At the same time as an Obligor delivers to the Security Trustee any document executed by itself or another Obligor pursuant to this Section 9.20, that Obligor shall deliver, or shall procure that such other Obligor will deliver, to the Security Trustee a certificate signed by one of that Obligor's officers which shall:
(i)  set out the text of a resolution of that Obligor's directors or members, as applicable, specifically authorizing the execution of the document specified by the Security Trustee; and
(ii)  state that either the resolution was duly passed at a meeting of the directors or members, as applicable, validly convened and held, throughout which a quorum of directors or members, as applicable, entitled to vote on the resolution was present, or that the resolution has been signed by all the directors or members and is valid under that Obligor's articles of association, limited liability company agreement or other constitutional documents.
Section 9.21.  [Reserved].
Section 9.22.  Sanctions Undertakings.
(a)  Each Obligor undertakes that it shall, and the Guarantor shall procure that each member of the Guarantor Group will, comply with all Sanctions.
(b)  No Obligor shall, and the Guarantor shall procure that no member of the Guarantor Group shall, become a Restricted Person or act on behalf of, or as an agent of, a Restricted Person.

(c)  Each Obligor shall procure, and the Guarantor shall procure that each member of the Guarantor Group shall procure, that no proceeds from any activity or dealing with a Restricted Person are credited to any bank account held with any Finance Party or any Affiliate of a Finance Party.
(d)  Each Obligor shall, and the Guarantor shall procure that each member of the Guarantor Group will, to the extent permitted by law, promptly upon becoming aware of them supply to the Notes Administrative Agent details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.
(e)  No Obligor shall, and the Guarantor shall procure that no member of the Guarantor Group will, use any revenue or benefit derived from any activity or dealing with a Restricted Person in discharging any obligation due or owing to the Finance Parties.
Section 9.23.  Use of proceeds.  No Obligor shall, and the Guarantor shall procure that no other member of the Guarantor Group shall, directly or indirectly, use, lend, contribute or otherwise make available any proceeds of the Notes or other transaction contemplated by this Agreement for the purpose of financing any trade, business or other activities with any Restricted Person.
Section 9.24.  EU Anti-Blocking.
(a)  Any provision of this Agreement relating to Sanctions, shall not apply to or in favor of any Finance Party that is incorporated in Germany or otherwise notifies the Notes Administrative Agent to this effect if and to the extent that it would result in a breach, by or in respect of that person, of any applicable Blocking Law.
(b)  For the purposes of this Section 9.24, "Blocking Law" means:
(i)  any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996 (or any law or regulation implementing such Regulation in any member state of the European Union or the United Kingdom);
(ii)  section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung); or
(iii)  any similar blocking or anti-boycott law in the United Kingdom.
(c)  Solely for purposes of making any determination, decision or direction pursuant to any Financing Document regarding a breach of this Agreement relating to Sanctions, the Holders that are subject to the anti-blocking provisions of subclause (a) of this Section 9.24, shall not be counted.
Section 9.25.  Maintenance of obligatory insurances.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, keep the Collateral Vessel owned by it insured at its expense against:

(a)  fire and usual marine risks (including hull and machinery and excess risks);
(b)  war risks;
(c)  protection and indemnity risks; and
(d)  any other risks against which the Notes Administrative Agent acting at the direction of the Required Holders considers, having regard to practices and other circumstances prevailing at the relevant time, it would be reasonable for that Vessel Owner to insure and which are specified by the Notes Administrative Agent by notice to that Vessel Owner.
Section 9.26.  Terms of obligatory insurances.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, effect such insurances:
(a)  in Dollars;
(b)  in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of:
(i)  an amount which when aggregated with the amounts for which the other Collateral Vessels is insured for such risks is equal to 120 per cent. of the Relevant Tranche Amount; and
(ii)  the Market Value of that Collateral Vessel;
(c)  in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry;
(d)  in the case of protection and indemnity risks, in respect of the full tonnage of its Collateral Vessel;
(e)  on approved terms customary in major marine insurance markets; and
(f)  through Approved Brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.
Section 9.27.  Further protections for the Finance Parties.  In addition to the terms set out in Section 9.26, the Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, procure that the obligatory insurances effected by it shall:
(a)  subject always to paragraph (b), name that Vessel Owner as the sole named insured unless the interest of every other named insured is limited:
(i)  in respect of any obligatory insurances for hull and machinery and war risks;
(A)  to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B)  to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and
(ii)  in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;
and every other named insured has undertaken in writing to the Security Trustee (in such form as it requires) that any deductible shall be apportioned between that Vessel Owner and every other named insured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;
(b)  whenever the Notes Administrative Agent requires, name (or be amended to name) the Security Trustee as additional named insured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee, but without the Security Trustee being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;
(c)  name the Security Trustee as loss payee with such directions for payment as the Notes Administrative Agent may specify;
(d)  provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set off, counterclaim or deductions or condition whatsoever;
(e)  provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee or any other Finance Party; and
(f)  provide that the Security Trustee may make proof of loss if that Vessel Owner fails to do so.
Section 9.28.  Renewal of obligatory insurances.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it:
(a)  at least seven (7) days before the expiry of any obligatory insurance effected by it:
(i)  notify the Notes Administrative Agent of the Approved Brokers (or other insurers) and any protection and indemnity or war risks association through or with which it proposes to renew that obligatory insurance and of the proposed terms of renewal; and
(ii)  obtain the Notes Administrative Agents' approval to the matters referred to in sub-paragraph (i) above;

(b)  at least three (3) days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Notes Administrative Agent's approval pursuant to paragraph (a) above; and
(c)  procure that the Approved Brokers and/or the approved war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Notes Administrative Agent in writing of the terms and conditions of the renewal.
Section 9.29.  Copies of policies; letters of undertaking.  The Company shall procure that each Vessel Owner shall ensure that the Approved Brokers provide the Security Trustee with:
(a)  pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew; and
(b)  a letter or letters or undertaking in a form required by the Notes Administrative Agent and including undertakings by the Approved Brokers that:
(i)  they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Section 9.27;
(ii)  they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with such loss payable clause;
(iii)  they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances;
(iv)  they will, if they have not received notice of renewal instructions from the relevant Vessel Owner or its agents, notify the Security Trustee not less than 14 days before the expiry of the obligatory insurances;
(v)  if they receive instructions to renew the obligatory insurances, they will promptly notify the Notes Administrative Agent of the terms of the instructions;
(vi)  they will not set off against any sum recoverable in respect of a claim relating to the Collateral Vessel owned by that Vessel Owner under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Collateral Vessel or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts;
(vii)  they will provide notice for any cancellation of policies within the timeline standard for industry guidelines; and
(viii)  they will arrange for a separate policy to be issued in respect of the Collateral Vessel owned by that Vessel Owner forthwith upon being so requested by the Notes Administrative Agent.

Section 9.30.  Copies of certificates of entry.  The Company shall procure that each Vessel Owner shall ensure that any protection and indemnity and/or war risks associations in which the Collateral Vessel owned by it is entered provide the Security Trustee with:
(a)  a certified copy of the certificate of entry for that Collateral Vessel;
(b)  a letter or letters of undertaking in such form as may be required by the Notes Administrative Agent acting at the direction of Required Holders; and
(c)  a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to that Collateral Vessel.
Section 9.31.  Deposit of original policies.  The Company shall procure that each Vessel Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the Approved Brokers through which the insurances are effected or renewed.
Section 9.32.  Payment of premiums.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Notes Administrative Agent or the Security Trustee.
Section 9.33.  Guarantees.  The Company shall procure that each Vessel Owner shalluse its best endeavors to procure that a protection and indemnity or war risks association issues any guarantees as may be required always in accordance with their respective rules and conditions and shall further use its best endeavors to procure that such guarantees are issued as promptly as practically possible and that they remain in full force and effect.
Section 9.34.  Compliance with terms of insurances.
(a)  The Company shall procure that no Vessel Owner shall do or omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part.
(b)  Without limiting paragraph (a) above, the Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it:
(i)  take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in sub-paragraph (iii) of paragraph (b) of Clause Section 9.29 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Notes Administrative Agent has not given its prior approval;

(ii)  not make any changes relating to the classification or classification society or manager or operator of the Collateral Vessel owned by it approved by the underwriters of the obligatory insurances;
(iii)  make (and promptly supply copies to the Notes Administrative Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Collateral Vessel owned by it is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and
(iv)  not employ the Collateral Vessel owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.
Section 9.35.  Alteration to terms of insurances.  The Company shall procure that no Vessel Owner shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.
Section 9.36.  Settlement of claims.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it:
(a)  not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty; and
(b)  do all things reasonably necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.
Section 9.37.  Provision of copies of communications.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, provide the Security Trustee, upon the Security Trustee's request, with copies of all written communications between that Vessel Owner and:
(a)  the Approved Brokers;
(b)  the approved protection and indemnity and/or war risks associations; and
(c)  the approved insurance companies and/or
underwriters, which relate directly or indirectly to:
(i)  that Vessel Owner's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii)  any credit arrangements made between that Vessel Owner and any of the persons referred to in paragraph (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.
In each case, to the extent that such written communications are not subject to confidentiality provisions or are otherwise privileged communications.
Section 9.38.  Provision of information.  The Company shall procure that each Vessel Owner shall provide the Notes Administrative Agent (or any persons which it may designate) upon the Notes Administrative Agent's request with any information which the Notes Administrative Agent (or any such designated person) reasonably requests for the purpose of (without obligation):
(a)  obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or
(b)  effecting, maintaining or renewing any such insurances as are referred to in Section 9.39 or dealing with or considering any matters relating to any such insurances, and the Vessel Owners shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.
Section 9.39.  Mortgagee's interest and additional perils insurances.
(a)  The Security Trustee shall be entitled (without obligation) from time to time to effect, maintain and renew a mortgagee's interest marine insurance and a mortgagee's interest additional perils insurance in each case, in an amount which when aggregated with the amounts for which the other Collateral Vessels is insured for such risks is at least equal to 120 per cent. of the Relevant Tranche Amount, on such terms, through such insurers and generally in such manner as the Security Trustee acting at the direction of the Required Holders (acting reasonably) may from time to time consider appropriate.
(b)  The Company shall procure that each Vessel Owner shall upon demand fully indemnify the Security Trustee in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any insurance referred to in paragraph (a) above or dealing with, or considering, any matter arising out of any such insurance.
Section 9.40.  Collateral Vessels' registration.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it:
(a)  keep that Collateral Vessel registered in its name under an Approved Flag State registry from time to time at its port of registration;
(b)  not do or allow to be done anything as a result of which such registration might be suspended, cancelled or imperiled; and
(c)  not enter into any dual flagging arrangement in respect of that Collateral Vessel.

Section 9.41.  Repair and classification.  The Company shall procure that each Vessel Owner shall keep the Collateral Vessel owned by it in a good and safe condition and state of repair:
(a)  consistent with first class ship ownership and management practice; and
(b)  so as to maintain the Approved Classification free of overdue recommendations and conditions.
Section 9.42.  Modifications.  Other than planned maintenance conducted in the ordinary course of business or as required by applicable law or regulation, the Company shall procure that no Vessel Owner shall make any modification or repairs to the Collateral Vessel owned by it or equipment installed on it which could reasonably be expected to materially reduce its Market Value.
Section 9.43.  Removal and installation of parts.
(a)  Subject to paragraph (b) below, the Company shall procure that no Vessel Owner shall remove any material part of the Collateral Vessel owned by it, or any item of equipment installed on such Collateral Vessel unless:
(i)  the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed;
(ii)  the replacement part or item is free from any Security Interest in favor of any person other than the Security Trustee; and
(iii)  the replacement part or item becomes, on installation on that Collateral Vessel, the property of that Vessel Owner and subject to the security constituted by the Mortgage on that Collateral Vessel.
(b)  A Vessel Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Collateral Vessel owned by that Vessel Owner.
Section 9.44.  Surveys.  The Company shall procure that each Vessel Owner shall submit the Collateral Vessel owned by it regularly to all periodic or other surveys which may be required for classification purposes and, if so required by the Notes Administrative Agent, provide the Notes Administrative Agent, with copies of all survey reports.
Section 9.45.  Inspection.  The Company shall procure that each Vessel Owner shall permit the Security Trustee (acting through surveyors or other persons appointed by it for that purpose) to board the Collateral Vessel owned by it at all reasonable times, without interfering with the Collateral Vessel's trading schedule, to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. The costs of such inspection (only once in each 12-month period, starting on the Closing unless a Default has occurred and is continuing) shall be for the account of the relevant Vessel Owner.
Section 9.46.  Prevention of and release from arrest.

(a)  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, promptly discharge:
(i)  all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against that Collateral Vessel, its Earnings or its Insurances;
(ii)  all Taxes, dues and other amounts charged in respect of that Collateral Vessel, its Earnings or its Insurances; and
(iii)  all other outgoings whatsoever in respect of that Collateral Vessel, its Earnings or its Insurances.
(b)  The Company shall procure that each Vessel Owner shall as promptly as possible after receiving notice of the arrest of the Collateral Vessel owned by it or of its detention in exercise or purported exercise of any lien or claim, take all commercially reasonable steps necessary to procure its release by providing bail or otherwise as the circumstances may require.
Section 9.47.  [Reserved].
Section 9.48.  ISM Code and ISPS Code.  The Company shall procure that each Vessel Owner shall:
(a)  procure that the Collateral Vessel owned by it and the company responsible for that Collateral Vessel's compliance with the ISM Code and ISPS Code comply in all material respects with the ISM Code and ISPS Code respectively; and
(b)  maintain an ISSC for that Collateral Vessel; and
(c)  notify the Notes Administrative Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.
Section 9.49.  Trading in war zones.  In the event of hostilities in any part of the world (whether war is declared or not), the Company shall procure that no Vessel Owner shall cause or permit any Collateral Vessel owned by it to enter or trade to any zone which is declared a war zone by any government or by that Collateral Vessel's war risks insurers unless:
(a)  the prior written consent of the underwriters of that Collateral Vessel has been given; and
(b)  that Vessel Owner has (at its expense) effected any special, additional or modified insurance cover (to the extent not covered by such Collateral Vessel's war risks insurances) which the underwriters of such Collateral Vessel may require.
Section 9.50.  Provision of information.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, promptly provide the Notes Administrative Agent with any information which it requests regarding:

(a)  that Collateral Vessel, its employment, position and engagements;
(b)  the Earnings;
(c)  any expenditure incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Collateral Vessel and any payments made by it in respect of that Collateral Vessel;
(d)  any towages and salvages; and
(e)  its compliance and the compliance of that Collateral Vessel with the ISM Code and the ISPS Code, and, upon the Notes Administrative Agent's reasonable request, promptly provide copies of any current Charter relating to that Collateral Vessel, of any current guarantee of any such Charter, the Collateral Vessel's Safety Management Certificate and any relevant Document of Compliance.
Section 9.51.  Notification of certain events.  The Company shall procure that each Vessel Owner shall, in respect of the Collateral Vessel owned by it, as soon as practically possible notify the Notes Administrative Agent in writing, of:
(a)  any casualty to that Collateral Vessel which is a Major Casualty;
(b)  any occurrence as a result of which that Collateral Vessel has become or is, by the passing of time or otherwise, likely to become a Total Loss;
(c)  any requisition of that Collateral Vessel for hire;
(d)  any overdue requirement or recommendation made in relation to that Collateral Vessel by any insurer or classification society or by any competent authority;
(e)  any arrest or detention of that Collateral Vessel or any exercise or purported exercise of any lien on that Collateral Vessel or the Earnings;
(f)  any non-scheduled intended dry docking of that Collateral Vessel;
(g)  any material Environmental Claim made against that Vessel Owner or in connection with that Collateral Vessel, or any Environmental Incident;
(h)  any material claim for breach of the ISM Code or the ISPS Code being made against that Vessel Owner or otherwise in connection with that Collateral Vessel; or
(i)  upon becoming aware of it, any material claim for breach of the ISM Code or the ISPS Code being made against an Approved Manager in connection with that Collateral Vessel; or
(j)  any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being materially complied with; and

(k)  any deactivation or layup of that Collateral Vessel and any return to service of any Collateral Vessel following any period of deactivation or layup;
in each case, on a regular basis and in such detail as the Notes Administrative Agent shall require as to that Vessel Owner's, any such Approved Manager's or any other person's response to any of those events or matters.
Section 9.52.  Restrictions on chartering, appointment of managers etc.  The Company shall procure that no Vessel Owner shall, in respect of the Collateral Vessel owned by it except for an Additional Vessel:
(a)  let that Collateral Vessel on demise charter for any period;
(b)  enter into any time, voyage or consecutive voyage charter in respect of that Collateral Vessel other than a Permitted Charter;
(c)  amend, supplement or terminate a Management Agreement provided that any amendment or supplement or extension of such Management Agreement which does not (i) materially adversely affect the Purchasers and/or (ii) materially reduce any Collateral Vessel's Market Value shall be permitted; or
(d)  save in accordance with Section 9.52(c), appoint a manager of that Collateral Vessel other than the Approved Commercial Manager and the Approved Technical Manager or agree to any material alteration to the terms of an Approved Manager's appointment; or
(e)  put that Collateral Vessel into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $1,000,000 (or the equivalent in any other currency) unless either:
(i)  that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on that Collateral Vessel or its Earnings for the cost of such work or for any other reason; or
(ii)  the Vessel Owner has certified in writing to the Security Trustee that the costs of such work will be covered by the applicable Insurances.
Section 9.53.  Notice of Mortgage.  The Company shall procure that each Vessel Owner shall keep the relevant Mortgage registered against the Collateral Vessel owned by it as a valid first preferred mortgage, carry on board that Collateral Vessel a certified copy of the relevant Mortgage and place and maintain in a conspicuous place in the navigation room and the master's cabin of that Collateral Vessel a framed printed notice stating that that Collateral Vessel is mortgaged by that Vessel Owner to the Security Trustee.
Section 9.54.  Responsible Collateral Vessel Recycling.  If a Collateral Vessel is sold for scrapping, the Vessel Owner owning that Collateral Vessel shall ensure that such Collateral Vessel is sold on the basis of a memorandum of agreement that contains language that ensures that that Collateral Vessel shall be dismantled in a safe, sustainable and socially and environmentally responsible way and that Vessel Owner shall use its best endeavors to ensure performance and observance by the buyer of such Collateral Vessel of its obligations and liabilities under such memorandum of agreement.
Section 9.55.  Green Passport.  The Company shall procure that each Vessel Owner shall procure that the Collateral Vessel owned by it has (from 31 December 2020 and at all times thereafter during the Security Period) obtained a Green Passport, or any equivalent or superseding document acceptable to the Notes Administrative Agent (acting at the direction of the Required Holders), subject to the relevant classification society's requirements.
Section 9.56.  Charterparty Assignment.  If a Vessel Owner enters into any Charter of 12 months duration or more (including any option to extend) and subject to obtaining the prior consent of the Notes Administrative Agent in accordance with paragraph (b) of Section 9.52, that Vessel Owner shall promptly after the date of entry into such a Charter:
(a)  provide the Notes Administrative Agent with a certified true copy of such Charter (or, alternatively if a copy is not then available, a copy of a binding and unconditional recapitulation of charterparty terms);
(b)  execute in favor of the Security Trustee such notices of assignment pursuant to that Vessel Owner's General Assignment in respect of that Charter as the Security Trustee may require (such General Assignment to be notified to the relevant charterer and any charter guarantor and use commercially reasonable efforts to procure that an executed acknowledgment of such notice from the relevant charterer and charter guarantor is obtained); and
(c)  shall deliver to the Notes Administrative Agent such other documents as it may reasonably require in connection therewith.
Section 9.57.  Sharing of Earnings.  The Company shall procure that no Vessel Owner shall enter into any agreement or arrangement for the sharing of any Earnings other than for the purposes of this Agreement.
Section 9.58.  Sanctions and Collateral Vessel Trading.  The Company shall procure that each Vessel Owner shall procure that:
(a)  the Collateral Vessel owned by it:
(i)  shall not be used by or for the benefit of a Restricted Person;
(ii)  shall not be used in trading in any manner contrary to Sanctions (or which could be contrary to Sanctions if Sanctions were binding on each Obligor);
(iii)  shall not make a voyage to or from any Sanctioned Country, provided that in the case of an Emergency Event, that Collateral Vessel can make such voyage until the relevant Vessel Owner or, as the case may be, the relevant Approved Manager (in each case, acting prudently) considers that there is no longer an Emergency Event,

For the purposes of this paragraph (iii) "Emergency Event" means: in relation to a Collateral Vessel, any event or circumstance that a reasonable person having experience in the management and operation of ships, would consider to constitute an emergency event or circumstance; and
(iv)  shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances; and
(b)  each Charter in respect of the Collateral Vessel owned by it shall contain, for the benefit of that Vessel Owner, language which gives effect to this Section 9.58 and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions (or which would result in a breach of Sanctions if Sanctions were binding on each Obligor).
Section 9.59.  Ratings on the Notes.
(a)  The Company shall at all times maintain a Debt Rating for the Notes from an Acceptable Rating Agency.
(b)  At any time that the Debt Rating maintained pursuant to section (a) above is not a public rating, the Company will provide to each holder of a Note (x) at least annually (on or before each anniversary of the date of the Closing) and (y) promptly following any change in such Debt Rating, an updated Private Rating Letter evidencing such Debt Rating and an updated Private Rating Rationale Report with respect to such Debt Rating.  In addition to the foregoing information and any information specifically required to be included in any Private Rating Letter or Private Rating Rationale Report (as set forth in the respective definitions thereof), if the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes from time to time requires any additional information with respect to the Debt Rating of the Notes, the Company shall use commercially reasonable efforts to procure such information from the Acceptable Rating Agency.
Section 9.60.  Account Charge Acknowledgements.
Within ten (10) Business Days following the Closing Date, or such later date as agreed in writing by the Security Trustee (acting at the direction of the Required Holders) and the Company, the Company shall deliver (or cause to be delivered) to the Security Trustee, each acknowledgment from the Account Bank in respect of each Account Charge together with (to the extent required) a legal opinion from NautaDutilh N.V., Netherlands special counsel with respect to enforceability of each Account Charge under Dutch law.
SECTION 10.  Vessel Disposition, Substitution,  Financial Covenants, Accounts and Reflagging.
From the date of this Agreement and thereafter, the Company covenants that so long as any of the Notes are outstanding:

Section 10.1.  Vessel Substitutions.  A Vessel Owner may not substitute a Collateral Vessel with one or more vessels (each a "Substitute Vessel") unless such vessel substitution is completed subject to and in accordance with the following conditions:
(a)  the Company provides written notice thereof at least ten (10) Business Days prior to the date that it wishes the Substitute Vessel to become a Collateral Vessel and the existing Collateral Vessel to be released as a Collateral Vessel;
(b)  each Substitute Vessel shall be owned by (and not leased or chartered to) the Company or a Vessel Owner and, on the date on which it becomes a Collateral Vessel, each Substitute Vessel shall either:
(i)  have an equal or greater Market Value than the Collateral Vessel to be substituted; or
(ii)  subject to Section 10.1(c), have a Market Value which is less than the Collateral Vessel which is to be released as a Collateral Vessel, and in each case, each Substitute Vessel shall be subject to a Permitted Charter which shall have a remaining charter term no less than the lower of (A) the remaining period of the Permitted Charter of the Collateral Vessel to be substituted, measured at the time of such substitution; and (B) twelve (12) months;
(c)  on or prior to the date of such substitution, the Company shall have made the prepayment required pursuant to Section 8.4(g);
(d)  the Purchasers shall receive such conditions precedent as they would be entitled to receive under Sections 4.1(b), 4.3 (as at the date of such substitution), 4.4, 4.6, 4.8, 4.9, 4.15, 4.16 and 4.19 in each case, in respect of that Substitute Vessel and the applicable Vessel Owner, in form and substance satisfactory to the Required Holders and the Required Holders shall confirm satisfaction of such conditions precedent to the Notes Administrative Agent and the Security Trustee, which the Notes Administrative Agent and the Security Trustee shall be entitled to conclusively rely on;
(e)  such Substitute Vessel shall be: (a) registered in the name of the relevant Obligor under the laws and flag of an Approved Flag State; (b) operationally seaworthy and in every way fit for service; (c) classed with the relevant Approved Classification free of all overdue requirements and recommendations of the relevant Approved Classification Society affecting class; and (d) insured in the manner required by the Financing Documents;
(f)  the Company provides a Compliance Certificate evidencing such substitution will not give rise to a Default, Event of Default, a Concentration Limit Event, an Asset Cover Event or a DSCR Cash Sweep Event, assuming for the purposes of the calculation of such requirements that the substitution had taken place, and no such event shall be continuing; and
(g)  such Substitute Vessel shall become a Collateral Vessel on the same date as the existing Collateral Vessel ceases to be a Collateral Vessel for the purposes of the Financing

Documents, provided that, (i) in the case of a Vessel Disposition in accordance with Section 10.2 the Company (or the relevant Vessel Owner, as applicable), shall have up to 180 days following the date of the Vessel Disposition to apply the proceeds of that Vessel Disposition towards the acquisition of a Substitute Vessel (and if such proceeds have not been so applied, such proceeds shall be applied by way of mandatory prepayment in accordance with the provisions of Section 8.4(c)); and (ii) in the case of a Total Loss of a Collateral Vessel, the Company (or the relevant Vessel Owner, as applicable), shall have up to 365 days following the date of the Total Loss to apply the proceeds of that Vessel Disposition towards the acquisition of a Substitute Vessel (and if such proceeds have not been so applied, such proceeds shall be applied by way of mandatory prepayment in accordance with the provisions of Section 8.4(d)).
Section 10.2.  Vessel Dispositions and Removals.  A Vessel Owner may not sell or dispose of a Collateral Vessel (a "Vessel Disposition") unless the Vessel Disposition is completed subject to and in accordance with the following conditions:
(a)  the Notes Administrative Agent shall have received ten (10) Business Days' prior written notice (a "Disposition Notice") of any such Vessel Disposition from the Company, and such Disposition Notice shall specify the proposed date of the Vessel Disposition, the relevant Collateral Vessel subject of the Vessel Disposition, the proposed buyer, the purchase price, levels of cash deposit and/or letter of credit provided by or on behalf of the proposed buyer and the anticipated Net Sale Proceeds (it being acknowledged that such information may change);
(b)  such Vessel Disposition shall not be permitted if, after giving effect to the application of the proceeds thereof, a Default, Event of Default, Concentration Limit Event, Asset Cover Event or DSCR Cash Sweep Event would occur;
(c)  such Vessel Disposition shall not be permitted at any time when a Default, Event of Default a Concentration Limit Event, an Asset Cover Event or a DSCR Cash Sweep Event is continuing, unless such Vessel Disposition or the application of the proceeds thereof would cure such Default, Event of Default, Concentration Limit Event, breach of the Guarantor Financial Covenants, Asset Cover Event or DSCR Cash Sweep Event, as applicable; and
(d)  the Notes Administrative Agent shall have received no later than three (3) Business Days prior to the date of such Vessel Disposition a written confirmation from the Company:
(i)  confirming that such Vessel Disposition is proceeding;
(ii)  confirming the date on which such Vessel Disposition is scheduled to be completed (it being acknowledged that such date may change);
(iii)  incorporating a representation and warranty from the Company in connection with the matters referred to in subsections (b), (c) and (d) above and certifying the Asset Cover Ratio and DSCR Ratio following such Vessel Disposition (including the supporting calculations).
(e)  Any prepayment of Notes made to effect a cure pursuant to Section 10.6(c) shall be made at par together with accrued interest on the amount so prepaid.  Any other optional prepayment of Notes with proceeds of a Vessel Disposition shall be made in accordance with Section 8.2.
In addition, a Vessel Owner may from time to time designate any Collateral Vessel to cease to be a Collateral Vessel, and thereby cause such Collateral Vessel to cease to be subject to the terms and conditions of this Agreement, so long as the Vessel Owner would be permitted pursuant to the above provisions to sell or dispose of such Collateral Vessel in circumstances where the proceeds thereof are zero, assuming that all references to any disposition of such Collateral Vessel pursuant to the above provisions referred instead to its removal as a Collateral Vessel.
Section 10.3.  Financial Covenants.
(a)  Asset Cover Ratio.
(i)  If it is determined that an Asset Cover Event has occurred and is continuing, Section 10.6 shall apply and, if on the second Payment Date immediately following the occurrence of the Asset Cover Event (or, the next Payment Date following the occurrence of the Asset Cover Event if the Asset Cover Event occurred on a Payment Date) the Asset Cover Event is continuing, the Company shall immediately prepay the Notes in the outstanding principal amount of the Notes; provided that the Company shall be permitted to deposit cash or pledge other Additional Security pursuant to Section 10.4 in an amount sufficient to ensure that an Asset Cover Event is not continuing after giving effect to such pledge or deposit prior to the next relevant Payment Date.
(ii)  The Additional Security shall be released on written request of the Company provided that (A) no Event of Default has occurred and is continuing and (B) on the applicable Payment Date and the date on which such security is released, the Asset Cover Event is no longer continuing after giving effect to the release of such Additional Security.
(b)  Minimum Liquidity.  The Guarantor must at all times maintain available cash and cash equivalents (which may include amounts available to be drawn under any revolving credit facility available to the Guarantor, all amounts standing to the credit of the Dry Dock Reserve Account and the Earnings Accounts (including amounts constituting the Minimum Earnings Account Liquidity)) of at least $20,000,000 in aggregate (or such lesser amount as may be agreed by the Required Holders from time to time).
(c)  Minimum Earnings Account Liquidity.  The Company must ensure that each Earnings Account for each Collateral Vessel contains at all times a balance of no less than $350,000.
(d)  Dry Dock Reserve Account.
(i)  The Company must ensure that in respect of each Collateral Vessel which is (i) 25 years old or less or (ii) more than 25 years old if such Collateral Vessel will not be sold prior to its next drydock date, the Dry Dock Reserve Account is funded from the date starting 12 months prior to the next drydock date stated in such Collateral Vessel's certificate of classification, with one twelfth of the drydock budget as set out in Schedule 10.3 in each month leading up to such drydock date.
(ii)  The Company may only withdraw amounts standing to the credit of the Dry Dock Reserve Account in respect of a Collateral Vessel in accordance with this Section 10.3.
(iii)  The Company may withdraw:
(A)  not more than 40% of the amount standing to the credit of the Dry Dock Reserve Account in respect of such Collateral Vessel in advance of such dry docking provided that the Notes Administrative Agent has received certified copies of the invoices, together with copies of the applicable workscope, in respect of the work and maintenance to be performed on such Collateral Vessel during such dry docking period; and
(B)  the balance of the amount standing to the credit of the Dry Dock Reserve Account in respect of such Collateral Vessel provided that the Notes Administrative Agent has received certified copies of the relevant documents and invoices in respect of the dry docking of that Collateral Vessel confirming, inter alia, that the relevant work and maintenance on such Collateral Vessel has been completed.
(e)  Testing. Each of the Guarantor Financial Covenants set forth in Sections 10.3(b) to (d) (inclusive) above shall be tested on each Determination Date by reference to each rolling twelve (12) month Measurement Period, and compliance shall be evidenced in the Compliance Certificates.
Section 10.4.  Creation of Additional Security. The value of any additional security which the Company offers to provide pursuant to Section 10.3(a) will only be taken into account for the purposes of determining the Asset Cover Ratio if and when:
(a)  any additional security other than the Approved Additional Security, its value and the method of its valuation have been approved by the Required Holders;
(b)  any deposit of cash is made in accordance with Section 10.5(c)(i);
(c)  a Security Interest over that security has been constituted in favor of the Security Trustee in an approved form and manner;
(d)  except for Approved Additional Security, the Financing Documents have been unconditionally amended in such a manner as the Company and the Required Holders reasonably agree in consequence of that additional security being provided; and
(e)  the Notes Administrative Agent has received such documents and evidence it may reasonably require in relation to that amendment and additional security including documents and evidence of the type referred to in Section 4 in relation to that amendment and additional security and its execution and (if applicable) registration.
Section 10.5.  Charged Accounts. The Company shall and shall procure that:
(a)  no Obligor (excluding the Guarantor) shall hold any bank account other than the Charged Accounts;
(b)  all:
(i)  Earnings;
(ii)  amounts of insurance proceeds in excess of $1,000,000 which do not constitute Total Loss insurance proceeds provided that Section 9.52(e)(ii) has been satisfied; and
(iii)  all other amounts payable to any Obligor (excluding the Guarantor).
shall, in each case, be deposited into the applicable Earnings Account by the relevant Vessel Owner;
(c)  the Collateral Account shall be opened and maintained and there shall be deposited into the Collateral Account, as required:
(i)  all amounts required to cure an Asset Cover Event from time to time;
(ii)  on a monthly basis, one third of the quarterly debt service applicable at the next Payment Date; and
(iii)  promptly, any Net Sale Proceeds from the disposition of a Collateral Vessel and proceeds of any Total Loss in respect of any Collateral Vessel.
(d)  Notwithstanding the foregoing:
(i)  the Net Sale Proceeds from the disposition of a Collateral Vessel or the insurance proceeds received from a Total Loss deposited into the Collateral Account may first be used, at the Company's sole discretion, for the acquisition of a Substitute Vessel pursuant to Section 10.1 or the repayment of Notes in accordance with Section 8.4(c) and Section 8.4(d) (as applicable);
(ii)  if the Market Value of the Substitute Vessel acquired pursuant to Section 10.5(d)(i) is equal to or greater than the Market Value of the Collateral Vessel which is the subject of a disposition or a Total Loss (as applicable), to the extent there are any excess Net Sale Proceeds or insurance proceeds standing to the credit of the Collateral Account immediately following the acquisition of that Substitute Vessel, the Company may, at its discretion, withdraw such amount from the Collateral Account provided that no Event of Default has occurred and is continuing;

(iii)   the cash deposited into the Collateral Account to cure an Asset Cover Event pursuant to Section 10.4(b) may be withdrawn at the Company's sole discretion provided that (A) no Event of Default has occurred and is continuing and (B) on the applicable Payment Date and the date on which such amounts are withdrawn from the Collateral Account, the Asset Cover Event is no longer continuing after giving effect to the withdrawal of such amounts; and
(iv)  subject to Section 10.3(c) and provided that (A) no Event of Default has occurred and is continuing and (B) no DSCR Cash Trap Event shall have occurred, the Obligors, at their discretion, may withdraw any amounts standing to the credit of the Earnings Accounts from time to time.
Section 10.6.  Accounts Waterfall and Payment Mechanics. Funds standing to the credit of the Charged Accounts shall be applied in the following order after the occurrence of an Event of Default, or the occurrence and continuance of an Asset Cover Event, DSCR Cash Sweep Event or DSCR Cash Trap Event and no Obligor shall be permitted to withdraw any amounts from the Charged Accounts other than as stated below:
(a)  Firstly, towards Senior Expenses,
(b)  Secondly, towards the payment of any interest due and payable in respect of the Notes on a pro rata basis,
(c)  Thirdly, towards scheduled repayments of principal in respect of the Notes on a pro rata basis,
(d)  Fourthly, towards payment of any other obligations due by the Obligors to the Finance Parties in connection with the Notes,
(e)  Fifthly, if a DSCR Cash Sweep Event has occurred, all remaining amounts shall be applied towards the prepayment of the principal amount outstanding under the Notes,
(f)  Sixthly, if an Asset Cover Event shall have occurred, all remaining amounts shall be applied to prepay the principal amounts outstanding under the Notes to the extent required to cure the Asset Cover Event,
(g)  Seventhly, if a DSCR Cash Trap Event shall have occurred, all remaining amounts shall remain in the Earnings Accounts until the next Payment Date, and
(h)  Eighthly, all remaining amounts shall be distributed as the Company may see fit.
Section 10.7.  Reflagging(a)  .
(a)  The Company may, at any time in its sole discretion, change the flag of any Collateral Vessel to another Approved Flag State, and the Security Trustee shall, on written request of the Company, execute all such documents provided to it (which shall be in form and substance satisfactory to the Security Trustee) as may be reasonably required in order to release (without recourse, representation or warranty) any such Security Interests which are required to be released as part of the reflagging of that Collateral Vessel provided that (i) the Collateral Vessel shall, immediately following a reflagging, be subject to Security Interests satisfactory to the Security Trustee created by a first priority or preferred ship mortgage on that Collateral Vessel and, if appropriate, a first priority deed of covenant collateral to that mortgage (or equivalent first priority Security Interest) on substantially the same terms as the Mortgage on that Collateral Vessel and on such other terms and in such other form as the Notes Administrative Agent, acting at the direction of the Required Holders (acting reasonably), shall approve or require; and (ii) such other documentation amending and supplementing the Financing Documents as may be required is executed.  Notwithstanding anything contained herein or in any Financing Document to the contrary, in no event shall the Security Trustee be obligated to execute or deliver any release of any Security Interests which are required to be released as part of the reflagging of that Collateral Vessel unless it shall have first received a certificate executed by a duly authorized officer of the Company certifying that such release is permitted by this Agreement and the other Financing Documents.
(b)  The Company may, by giving not less than twenty (20) Business Days' notice to the Notes Administrative Agent, request that the current flag state of Collateral Vessel is changed to another non-Approved Flag State (a "Reflagging Request").  The Company shall set out in such Reflagging Request in reasonable detail the reasons for such change of flag state (including, but not limited to and if relevant, any change in ownership, management and/or classification of the Collateral Vessel).
(c)  Any Reflagging Request shall (i) require the approval of the Required Holders and (ii) be subject to each of the conditions, and such other conditions as the Required Holders may reasonably require, as set out in Section 10.7(d).
(d)  The conditions to a change of flag state in respect of any Collateral Vessel are as follows:
(i)  that Collateral Vessel remaining subject to Security Interests satisfactory to the Security Trustee created by a first priority or preferred ship mortgage on that Collateral Vessel and, if appropriate, a first priority deed of covenant collateral to that mortgage (or equivalent first priority Security Interest) on substantially the same terms as the Mortgage on that Collateral Vessel and on such other terms and in such other form as the Notes Administrative Agent, acting at the direction of the Required Holders, shall approve or require; and
(ii)  the execution of such other documentation amending and supplementing the Financing Documents as the Notes Administrative Agent, acting at the direction of the Required Holders, shall approve or require;
(iii)  the Notes Administrative Agent shall receive such conditions precedent as it would be entitled to receive under Sections 4.1(b) (save as provided for pursuant to Section 10.7(c)(i)), 4.3, 4.4, 4.6, 4.8, 4.9, 4.15 and 4.16 in each case, in respect of the reflagging of that Collateral Vessel and the applicable Vessel Owner, in form and substance satisfactory to the Notes Administrative Agent;
(iv)  such Collateral Vessel shall be: (a) registered in the name of the relevant Obligor under the laws and flag of the non-Approved Flag State which is the subject of the Reflagging Request; (b) operationally seaworthy and in every way fit for service; (c) classed with the relevant Approved Classification free of all overdue requirements and recommendations of the relevant Approved Classification Society affecting class; and (d) insured in the manner required by the Financing Documents;
(v)  the Permitted Charter in respect of such Collateral Vessel shall constitute the legal, valid, binding and enforceable obligations of the relevant Obligor which is a party thereto and the copies of the Permitted Charter provided or Made Available prior to the date of any reflagging are true and complete copies, including all amendments thereto, as in effect as of the date of such reflagging and no Obligor shall have waived any of its respective rights under such Permitted Charter; and
(vi)  the Company shall provide a Compliance Certificate evidencing such reflagging will not give rise to a Default or Event of Default.
SECTION 11.  Events of Default.
An "Event of Default" shall exist if any of the following conditions or events shall occur or be continuing:
(a)  any Obligor shall fail to pay, as applicable, any principal of, interest on, Make-Whole Amount, or CoC Prepayment Premium on any Note or any other amount payable by it under the Financing Documents in the manner required under the Financing Documents unless such non-payment is caused by an administrative or technical error or a Disruption Event and is remedied within three (3) Business Days after the due date;
(b)  an Obligor shall fail to comply with any term of Sections 9.9, 9.10, 9.19, 9.22, 9.25, 9.26, 9.28, 9.58 and 9.60;
(c)  an Obligor shall fail to comply with any other term of the Financing Documents not already referred to in Section 11(a) or 11(b) above unless the non-compliance: (i) is capable of remedy; and (ii) is remedied within 30 days after the earlier of (i) the date on which written notice of such failure is delivered to the Company and (ii) any Obligor or an Approved Manager becoming aware of such failure to comply;
(d)  a representation made or deemed to be made by an Obligor in any Financing Document or in any document delivered by or on behalf of an Obligor under any Financing Document under or in connection with any Financing Document proves to have been materially incorrect or misleading when made or deemed to be made, unless such misrepresentation or statement is determined by the Notes Administrative Agent (acting at the direction of the Required Holders) to have been made in error and is rectified within five Business Days from the date of such representation or statement;

(e)  any of the following occurs: (i) any Indebtedness of any Obligor is not paid when due nor within any originally applicable grace period (unless contested in good faith); (ii) any Indebtedness of any Obligor: (A) is declared to be due and payable prior to its specified maturity as a result of an event of default (however described);  (B) any commitment for any Indebtedness of any Obligor is cancelled or suspended by a creditor of any Obligor as a result of an event of default (however described) unless the relevant Obligor has satisfied the Notes Administrative Agent that such cancellation or suspension will not have any negative impact on the ability of that Obligor to satisfy its debts as they fall due; or (C) any creditor of any Obligor becomes entitled to declare any Indebtedness of any Obligor due and payable prior to its specified maturity as a result of an event of default (however described); unless, in the case of the Guarantor or the Company, the aggregate amount of such Indebtedness falling within (i) to (iii) above is less than US$1,000,000 or its equivalent in any other currency;
(f)  (x) any of the following occurs in respect of an Obligor: (i) it is declared for the purposes of any Applicable Law to be, unable to pay its debts as they fall due or insolvent; (ii) it admits its inability to pay its debts as they fall due; (iii) it suspends or threatens to suspend making payments on any of its debts; or (iv) a by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its, provided that should such Obligor, for any reason, including without limitation, any actual or anticipated financial difficulties, commences, with prior written notice to the Notes Administrative Agent, negotiations with one or more of its creditors (including the Notes Administrative Agent for account of the Noteholders) with a view to rescheduling, deferring, re-organising or suspending any of its indebtedness, the negotiations themselves or the entering, as a result of such negotiations themselves or the entering, as a result of such negotiations, into any agreement or contract with one or more of its creditors (including the Notes Administrative Agent for the account of the Noteholders) setting out terms for any rescheduling, deferral, re-organization or suspension of its indebtedness, shall not itself constitute an Event of Default, or (y) a moratorium is declared in respect of any indebtedness of any Obligor. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium;
(g)  in respect of an Obligor, any corporate action, legal proceedings or other procedure or step is taken in relation to: (i) a composition, compromise, assignment or similar arrangement with any of its creditors; (ii) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise); (iii) any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, receiver and manager, administrative receiver, administrator or similar officer is appointed in respect of it or any of its assets; (iv) enforcement of any Security Interest over any assets of any Obligor; or (v) any other analogous step or procedure is taken or appointment is made in any jurisdiction, provided that subsections (i) to (v) above shall not apply to a frivolous or vexatious petition for winding-up presented by a creditor in respect of an Obligor which is discharged, stayed or dismissed within thirty (30) days of commencement;
(h)  any expropriation, attachment, sequestration, distress, execution, enforcement action or analogous event affects any asset(s) of the Obligors and, is not discharged within thirty

(30) days (or such longer period as the Notes Administrative Agent, acting at the direction of the Required Holders, may agree to) other than an arrest or detention;
(i)  the authority or ability of any Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Obligor or any of its assets other than (a) an arrest or detention of a Collateral Vessel or (b) any requisition;
(j)  an Obligor suspends, ceases, or threatens to suspend, cease or to carry on all or a material portion of its business;
(k)  it is or becomes unlawful for an Obligor to perform any of its obligations under the Financing Documents; or any obligation of an Obligor under the Financing Documents ceases to be legal, valid, binding or enforceable, any Financing Document ceases to be in full force and effect or to be continuing or is or purports to be determined or any Security Document is alleged by a party to it (other than a Finance party) to be ineffective, or any Security Document proves to have ranked after, or loses its priority to any other Security Interest, or an Obligor rescinds or repudiates (or purports to rescind or repudiate) a Financing Document or evidences an intention to rescind or repudiate a Financing Document; or
(l)  any event or circumstance occurs which gives rise to a Material Adverse Effect.
SECTION 12.  Remedies on Default, Etc.
Section 12.1.  Acceleration.
(a)  If an Event of Default with respect to the Company described in Section 11(f) or (g) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.
(b)  If any other Event of Default has occurred and is continuing, the Required Holders may at any time at its or their option, by notice or notices to the Company, the Notes Administrative Agent and the Paying Agent, declare all the Notes then outstanding to be immediately due and payable.
(c)  If any Event of Default described in Section 11(a) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.
Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including interest accrued thereon at the Default Rate) and (y) the Make-Whole Amount determined by the Required Holders and notified to the Notes Administrative Agent in respect of such principal amount, shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.  The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.
Section 12.2.  Other Remedies.  If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.
Section 12.3.  Rescission.  At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or (c), the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount (or CoC Prepayment Premium), if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount (CoC Prepayment Premium), if any, and (to the extent permitted by Applicable Law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.  No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.
Section 12.4.  No Waivers or Election of Remedies, Expenses, Etc.  No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies.  No right, power or remedy conferred by this Agreement or any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.  Without limiting the obligations of the Company under Section 16, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including reasonable attorneys' fees, expenses and disbursements and any Registration Duty.
SECTION 13.  Tax Indemnification; FATCA Information.
(a)  All payments whatsoever under this Agreement and the Notes will be made by the Company in lawful currency of the United States of America free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction other than the United States (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a "Taxing Jurisdiction"), unless the withholding or deduction of such Tax is compelled by law.
(b)  If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by the Company under this Agreement or the Notes, the Company will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of this Agreement or the Notes after such deduction, withholding or payment (including any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of this Agreement or the Notes before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made for or on account of:
(i)  any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof or the exercise of remedies in respect thereof, including such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company, after the date of the Closing, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Agreement or the Notes are made to, the Taxing Jurisdiction imposing the relevant Tax;
(ii)  any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction), provided that the filing of such Forms would not (in such holder's reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and provided further that such holder shall be deemed to have satisfied the requirements of this clause (b)(ii) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Company no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof); or
(iii)  any combination of clauses (i) and (ii) above;
provided further that in no event shall the Company be obligated to pay such additional amounts to any holder (i) not resident in the United States of America or any other jurisdiction in which an original Purchaser is resident for tax purposes on the date of the Closing in which such Purchaser purchases Notes in excess of the amounts that the Company would be obligated to pay if such holder had been a resident of the United States of America or such other jurisdiction, as applicable, for purposes of, and eligible for the benefits of, any double taxation treaty from time to time in effect between the United States of America or such other jurisdiction and the relevant Taxing Jurisdiction or (ii) registered in the name of a nominee if under the law of the relevant Taxing Jurisdiction (or the current regulatory interpretation of such law) securities held in the name of a nominee do not qualify for an exemption from the relevant Tax and the Company shall have given timely notice of such law or interpretation to such holder.
(c)  By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b)(ii) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, "Forms") required to be filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty between the United States of America or any other jurisdiction in which an original Purchaser is resident for tax purposes on the date of the Closing in which such Purchaser purchases Notes and such Taxing Jurisdiction and (y) provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, provided that nothing in this Section 13 shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and provided further that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority, whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.
(d)  On or before the date of each Closing the Company will furnish each Purchaser purchasing Notes at such Closing with copies of the appropriate Form (and English translation if required as aforesaid) required to be filed in the United States or the applicable Taxing Jurisdiction as of the date of such Closing pursuant to Section 13(b)(ii), if any, and in connection with the transfer of any Note the Company will furnish the transferee of such Note with copies of any Form and English translation then required.

(e)  If any payment is made by the Company to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Company pursuant to this Section 13, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding.  Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in Section 13(b)(ii)) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.
(f)  The Company will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Company of any Tax in respect of any amounts paid under this Agreement or the Notes, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.
(g)  If the Company is required by any Applicable Law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company would be required to pay any additional amount under this Section 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.
(h)  If the Company makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.
(i)  The obligations of the Company under this Section 13 shall survive the payment or transfer of any Note and the provisions of this Section 13 shall also apply to successive transferees of the Notes.

(j)  By acceptance of any Note, the holder of such Note agrees that such holder will with reasonable promptness duly complete and deliver to the Company, or to such other Person as may be reasonably requested by the Company, from time to time (i) in the case of any such holder that is a United States Person, such holder's United States tax identification number or other Forms reasonably requested by the Company necessary to establish such holder's status as a United States Person under FATCA and as may otherwise be necessary for the Company to comply with its obligations under FATCA and (ii) in the case of any such holder that is not a United States Person, such documentation prescribed by Applicable Law (including as prescribed by section 1471(b)(3)(C)(i) of the Code) and such additional documentation as may be necessary for the Company to comply with its obligations under FATCA and to determine that such holder has complied with such holder's obligations under FATCA or to determine the amount (if any) to deduct and withhold from any such payment made to such holder.  Nothing in this Section 13(j) shall require any holder to provide information that is confidential or proprietary to such holder unless the Company is required to obtain such information under FATCA and, in such event, the Company shall treat any such information it receives as confidential.
SECTION 14.  Registration; Exchange; Substitution of Notes.
Section 14.1.  Registration of Notes.
(a)  The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register.
(b)  If any holder of one or more Notes is a nominee, then (i) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (ii) at any such beneficial owner's option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement.
(c)  Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.
(d)  The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.
(e)  Promptly following any amendment, supplement, update or variation of the register maintained in accordance with this Section 14, the Company shall promptly (and in any event within one (1) Business Day of such amendment, supplement, update or variation) (i) notify each of the Notes Administrative Agent, the Paying Agent, the Registrar and the Security Trustee of such amendment, supplement, update or variation and (ii) provide to each of the Notes Administrative Agent, the Paying Agent, the Registrar and the Security Trustee a copy of the then current register.
Section 14.2.  Transfer and Exchange of Notes.

(a)  Subject to compliance with Section 14.2(b), upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19(a)(iii)), for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder's attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within 10 Business Days thereafter, the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of the applicable Schedule 1.1.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.  Notes shall not be transferred in denominations of less than $100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than $100,000.  Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.3.
The Notes have not been registered under the Securities Act or under the securities laws of any state and may not be transferred or resold unless registered under the Securities Act and all applicable state securities laws or unless an exemption from the requirement for such registration is available.
(b)  Each Holder shall, in respect of any transfer of any Note to any third party which is intended to be executed through a broker acting on behalf of that Holder, notify such broker that the Notes which are the subject of such transfer cannot be marketed and/or transferred to any Person which is a Prohibited Investor.
(c)  Each Holder shall, in respect of any transfer of any Note to any third party which is not intended to be executed through a broker acting on behalf of that Holder (a "Direct Transfer"), notify such transferee that the Notes which are the subject of such Direct Transfer cannot be transferred to any Person which is a Prohibited Investor.
(d)  A Holder may not enter into a Direct Transfer with any Person which is a Prohibited Investor.
(e)  As used in this Section 14.2, the term "Prohibited Investor" means any activist investor or Competitor of the Company or the Guarantor.
(f)  Section 14.2(b) shall not apply following a Default or an Event of Default which is continuing.
Section 14.3.  Replacement of Notes.  Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19(a)(iii)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any

Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and
(i)  in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least $100,000,000 or a Qualified Institutional Buyer, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or
(ii)  in the case of mutilation, upon surrender and cancellation thereof, within 10 Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.
Section 14.4.  Registrar.  Notwithstanding anything to the contrary in this Section 14, the Company may engage a third party registrar (a "Registrar") to keep the register for the registration and registration of transfers of Notes.  The Company shall promptly notify each Holder in writing of such engagement.  On the date of the Closing, the Company hereby engages Wilmington Savings Fund Society, FSB as Registrar in accordance with this Section 14.4 (and this sentence shall constitute the notice contemplated in the second sentence of this Section 14.4), and Wilmington Savings Fund Society, FSB hereby accepts such engagement. The Company shall promptly notify the Registrar of any transfer or exchange of Notes pursuant to Section 14.2 hereof or replacement of Notes pursuant to Section 14.3 hereof, and in any event no later than three (3) Business Days prior to any Payment Date or other day on which any payment is due.  Any such notice shall include the relevant name, address and other information for notices of each transferee of any such Note together with the wire instructions or such other instructions for payment and applicable tax forms and any other information reasonably requested by the Registrar.  The Registrar shall be entitled to conclusively rely on any such notice provided to it by the Company. Notwithstanding anything herein to the contrary, the Paying Agent shall not be obligated to make any payment to a Holder not reflected on the Register or notified to the Registrar on or prior to three (3) Business Days prior to any Payment Date or other day on which any payment is due or for which wire instructions or such other instructions for payment and applicable tax forms have not been provided.
SECTION 15.  Payments on Notes.
Section 15.1.  Place of Payment.  Subject to Section 15.2, payments of principal, Make‑Whole Amount or CoC Prepayment Premium, if any, and interest becoming due and payable on the Notes shall be made at the principal office of Wilmington Savings Fund Society, FSB. The Company may at any time, by notice to each Holder, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.
Section 15.2.  Payment by Wire Transfer.  So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company (will pay (either directly or through the Paying Agent) all sums becoming due on such Note for principal, Make-Whole Amount and CoC Prepayment Premium, if any, interest and all other amounts becoming due hereunder by the method and at the address specified for such purpose below such Purchaser's name in the Purchaser Schedule, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company or the Paying Agent in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1.  Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.2.  The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2. The Company may, from time to time, appoint a paying agent (a "Paying Agent") to make payments on behalf of the Company pursuant to this Agreement or the Notes.  On the date of the Closing, the Company hereby appoints Wilmington Savings Fund Society, FSB as Paying Agent in accordance with this Section 15.2, and Wilmington Savings Fund Society, FSB hereby accepts such appointment.
SECTION 16.  Expenses, Etc.
Section 16.1.  Transaction Expenses.  Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required by the Required Holders or the Notes Administrative Agent or the Security Trustee, as applicable, local or other counsel for each such party) incurred by the Purchasers, each other holder of a Note, the Notes Administrative Agent, the Registrar, the Security Trustee and the Paying Agent in connection with such transactions and the Financing Documents and in connection with:
(a)  the preparation, negotiation, execution and delivery of the Financing Documents, the satisfaction of (or any deferral or waiver of) each of the conditions specified in Section 4, the Closing and satisfaction of the requirements specified in Section 9.60 (provided that such costs and expenses shall be subject to a cap of USD600,000 plus the cost and expenses of (i) special counsel (other than Milbank LLP in its capacity as Purchaser's special counsel) and (ii) the Notes Administrative Agent, the Registrar, the Security Trustee, the Paying Agent and its special counsel);
(b)  the administration of and any amendments, waivers or consents under or in respect of any Financing Document (whether or not such amendment, waiver or consent becomes effective), including: (i) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under any Financing Document or in responding to any subpoena or other legal process or informal investigative demand issued in connection with any Financing Document, or by reason of being a holder of any Note, the Notes Administrative Agent, the Registrar, the Security Trustee or the Paying Agent hereunder, (ii) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of any Obligor or in connection with any work-out or restructuring of the transactions contemplated hereby and/or by the other Financing Documents, and (iii) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO and (iv) the fees, costs and expenses incurred by the Notes Administrative Agent, the Registrar, the Security Trustee, the Paying Agent and its special counsel.
(c)  If required by the NAIC, the Company shall obtain and maintain at its own cost and expense a Legal Entity Identifier (LEI).
The Company will indemnify, pay, and will save and hold each Purchaser, each other holder of a Note, the Notes Administrative Agent (and any sub-agent thereof), the Security Trustee, the Paying Agent and the Registrar harmless from, (i) all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes), (ii) any and all wire transfer fees that any bank or other financial institution deducts from any payment under such Note to such holder or otherwise charges to a holder of a Note with respect to a payment under such Note and (iii) any loss, judgment, liability, claim, order, decree, fine, penalty, cost, fee, expense (including reasonable attorneys' fees and expenses) or obligation resulting from the consummation of the transactions contemplated hereby, including the execution or delivery of this Agreement, any other Financing Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or their respective obligations hereunder or thereunder, or the use of the proceeds of the Notes by the Company.
Section 16.2.  Certain Taxes.  The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of this Agreement or any other Financing Document or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States, the Republic of the Marshall Islands or any other jurisdiction of organization of the Company or any other Obligor or any other jurisdiction where the Company or any other Obligor has assets or of any amendment of, or waiver or consent under or with respect to, this Agreement or any other Financing Document, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the Company pursuant to this Section 16, and will save each holder of a Note to the extent permitted by Applicable Law harmless against any loss or liability resulting from non-payment or delay in payment of any such tax or fee required to be paid by the Company hereunder. The Company shall promptly pay any material tax payable on or by reference to any Financing Document, and shall, on the Notes Administrative Agent's, Paying Agent's or Security Trustee's demand, fully indemnify it against any claims, expenses, liabilities and losses resulting from any failure or delay by the Company to pay such a tax.
Section 16.3.  Survival.  The obligations of the Company under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or any other Financing Document, and the termination of this

Agreement or the resignation or removal of the Notes Administrative Agent, the Security Trustee, the Paying Agent or the Registrar.
SECTION 17.  Survival of Representations and Warranties; Entire Agreement.
All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note.  All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement.  Subject to the preceding sentence, this Agreement, the Notes and any Subsidiary Guaranties embody the entire agreement and understanding between each Purchaser, the Notes Administrative Agent, the Security Trustee, the Paying Agent, the Registrar and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.
SECTION 18.  Amendment and Waiver.
Section 18.1.  Requirements.  This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), only with the written consent of the Company and the Required Holders, except that:
(a)  no amendment or waiver of any of Sections 1, 2, 3, 4, 5, 6 or 22 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing;
(b)  no amendment or waiver may (i) without the written consent of each Purchaser and the holder of each Note at the time outstanding, (A) subject to Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment, method of computation or currency of (x) interest on the Notes or (y) the Make-Whole Amount or CoC Prepayment Premium, (B) change the percentage of the principal amount of the Notes the holders of which are required to consent to any amendment or waiver, (C) amend any of Sections 8 (except as set forth in the second sentence of Section 8.2), 11(a), 12, 13, 18, 21 or 24.8, (D) amend the definition of "Required Holders", (E) amend the nature or scope of any Security Document (other than as expressly permitted by the provisions of any Financing Document), or (F) amend any provision which expressly requires the consent of each Holder of a Note;
(c)  Section 8.7 may be amended or waived to permit offers to purchase made by the Company or an Affiliate pro rata to the holders of all Notes at the time outstanding upon the same terms and conditions only with the written consent of the Company and the Super-Majority Holders; and

(d)  no amendment, waiver or consent shall amend, modify or otherwise affect the rights, protections, immunities, indemnities or duties hereunder or under any other Financing Document of the Notes Administrative Agent, the Security Trustee, the Registrar or the Paying Agent, unless in writing executed by the Notes Administrative Agent, the Security Trustee, the Registrar or the Paying Agent, as applicable.
Section 18.2.  Solicitation of Holders of Notes.
(a)  Solicitation. The Company will provide each Purchaser and each holder of a Note with sufficient information, sufficiently far in advance of the date a decision is required, to enable such Purchaser and such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes.  The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to this Section 18 to each Purchaser and each holder of a Note promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite Purchasers or holders of Notes.
(b)  Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of a Note as consideration for or as an inducement to the entering into by such holder of any waiver or amendment of any of the terms and provisions hereof or any Note unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of a Note even if such holder did not consent to such waiver or amendment.
(c)  Consent in Contemplation of Transfer.  Any consent given pursuant to this Section 18 by a holder of a Note that has transferred or has agreed to transfer its Note to (i) the Company, (ii) any Subsidiary or any other Affiliate or (iii) any other Person in connection with, or in anticipation of, such other Person acquiring, making a tender offer for or merging with the Company and/or any of its Affiliates (either pursuant to a waiver under Section 18.1(c) or subsequent to Section 8.7 having been amended pursuant to Section 18.1(c)), in each case in connection with such consent, shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such holder.
Section 18.3.  Binding Effect, Etc.  Any amendment or waiver consented to as provided in this Section 18 applies equally to all Purchasers and holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company and any Purchaser or holder of a Note and no delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any Purchaser or holder of such Note.

Section 18.4.  Notes Held by Company, Etc.  Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.
SECTION 19.  Notices; English Language.
(a)  Except to the extent otherwise provided in Section 7.5, all notices and communications provided for hereunder shall be in writing and sent (w) by email if the recipient has provided and email address in its notice instructions herein (x) by telephonic facsimile if the recipient has provided a facsimile number in its notice instructions herein and if sender on the same day sends a confirming copy of such notice by an internationally recognized commercial delivery service (charges prepaid) or (y) by an internationally recognized commercial delivery service (charges prepaid).  Any such notice must be sent:
(i)  if to any Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in the Purchaser Schedule, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,
(ii)  if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing,
(iii)  if to the Company and/or the Guarantor,
Global Ship Lease, Inc.
25 Wilton Road
London SW1V LW

Attention: Ian J. Webber and Tassos Psaropoulos

E-mail: ian.webber@globalshiplease.com
t.psaropoulos@globalshiplease.com
and

Technomar Shipping Inc.
3-5 Menandrou Street
Kifisia 14561, Athens, Greece

Attention: Maria Danezi, Legal Department

Email: mdanezi@technomar.gr

With a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Filana R. Silberberg
E-mail: silberberg@sewkis.com

or at such other address as the Company or the Guarantor shall have specified to the holder of each Note in writing,
(iv)  if to the Notes Administrative Agent, to Wilmington Savings Fund Society, FSB at 500 Delaware Avenue, 11th Floor, Wilmington, DE 19801, Attention of Geoffrey J. Lewis (Email: glewis@wsfsbank.com), or at such other address as the Notes Administrative Agent shall have specified to the Company and the holder of each Note in writing, with a copy (which shall not constitute notice) to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attention of Gregg Bateman (Telephone No. 212-574-1436; Email: bateman@sewkis.com);
(v)  if to the Security Trustee, to Wilmington Savings Fund Society, FSB at 500 Delaware Avenue, 11th Floor, Wilmington, DE 19801, Attention of Geoffrey J. Lewis (Email: glewis@wsfsbank.com), or at such other address as the Notes Administrative Agent shall have specified to the Company and the holder of each Note in writing, with a copy (which shall not constitute notice) to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attention of Gregg Bateman (Telephone No. 212-574-1436; Email: bateman@sewkis.com);
(vi)  if to the Registrar, to Wilmington Savings Fund Society, FSB at 500 Delaware Avenue, 11th Floor, Wilmington, DE 19801, Attention of Geoffrey J. Lewis (Email: glewis@wsfsbank.com), or at such other address as the Registrar shall have specified to the Company and the holder of each Note in writing, , with a copy (which shall not constitute notice) to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attention of Gregg Bateman (Telephone No. 212-574-1436; Email: bateman@sewkis.com); or
(vii)  if to the Paying Agent, to Wilmington Savings Fund Society, FSB at 500 Delaware Avenue, 11th Floor, Wilmington, DE 19801,, Attention of Geoffrey J. Lewis (Email: glewis@wsfsbank.com), or at such other address as the Paying Agent shall have specified to the Company and the holder of each Note in writing, with a copy (which shall not constitute notice) to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attention of Gregg Bateman (Telephone No. 212-574-1436; Email: bateman@sewkis.com).
Notices under this Section 19 will be deemed given only when actually received.

(b)  Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English or accompanied by an English translation thereof.
(c)  This Agreement and the Notes have been prepared and signed in English and the parties hereto agree that the English version hereof and thereof (to the maximum extent permitted by Applicable Law) shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings which may be brought in any jurisdiction in respect hereof or thereof.
SECTION 20.  Reproduction of Documents.
This Agreement and all documents relating thereto, including (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital, or other similar process and such Purchaser may destroy any original document so reproduced.  The Company agrees and stipulates that, to the extent permitted by Applicable Law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.  This Section 20 shall not prohibit the Company or any other Holder from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.
SECTION 21.  Confidential Information.
For the purposes of this Section 21, "Confidential Information" means information delivered to any Purchaser by or on behalf of the Company, the Guarantor or any Subsidiary of the Company in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labelled or otherwise adequately identified when received by such Purchaser as being confidential information of the Company, the Guarantor or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser's behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Company, the Guarantor or any Subsidiary of the Company or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available.  Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its affiliates, and its and their respective directors, officers, employees (legal and contractual), agents, attorneys and trustees

(collectively, "Related Persons") (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its auditors, financial advisors, investment advisors and other professional advisors and in the case of any Purchaser or holder that is a Related Fund, to its investors and partners and their Related Persons, in each case under this clause (ii), who agree to hold confidential the Confidential Information substantially in accordance with this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by this Section 21), (v) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by this Section 21), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIC or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser's investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser's Notes, this Agreement.  Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement.  On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying this Section 21.
In the event that as a condition to receiving access to information relating to the Company, the Guarantor or the Subsidiaries of the Company in connection with the transactions contemplated by or otherwise pursuant to this Agreement, any Purchaser or holder of a Note is required to agree to a confidentiality undertaking (whether through Intralinks, another secure website, a secure virtual workspace or otherwise) which is different from this Section 21, this Section 21 shall not be amended thereby and, as between such Purchaser or such holder and the Company, this Section 21 shall supersede any such other confidentiality undertaking.
SECTION 22.  Substitution of Purchaser.
Subject to Section 14.2, each Purchaser shall have the right to substitute any one of its Affiliates or another Purchaser or any one of such other Purchaser's Affiliates which is engaged in making commercial loans or similar extensions of credit in the ordinary course of business (a "Substitute Purchaser") as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Company, the Registrar and the Paying Agent, which notice shall be signed by both such Purchaser and such Substitute Purchaser, shall contain such Substitute Purchaser's agreement to be bound by this Agreement and shall contain a confirmation by such Substitute Purchaser of the accuracy with respect to it of the representations set forth in Section 6, together with applicable tax forms and administrative details for such Substitute Purchaser.  Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22), shall be deemed to refer to such Substitute Purchaser in lieu of such original Purchaser.  In the event that such Substitute Purchaser is so substituted as a Purchaser hereunder and such Substitute Purchaser thereafter transfers to such original Purchaser all of the Notes then held by such Substitute Purchaser, upon receipt by the Company, the Registrar and the Paying Agent of notice of such transfer, any reference to such Substitute Purchaser as a "Purchaser" in this Agreement (other than in this Section 22), shall no longer be deemed to refer to such Substitute Purchaser, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.
SECTION 23.  Notes Administrative Agent and Security Trustee.
Section 23.1.  Appointment and Authority.
(a)  Each of the Holders hereby irrevocably appoints Wilmington Savings Fund Society, FSB to act on its behalf as Notes Administrative Agent and Security Trustee for the limited purposes set forth herein and under the other Financing Documents and authorizes the Notes Administrative Agent and Security Trustee to take such actions on its behalf and to exercise such powers and perform such duties as are delegated to the Notes Administrative Agent and Security Trustee, as applicable, by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The Notes Administrative Agent and the Security Trustee shall, unless a contrary indication appears in a Financing Document, exercise or refrain from exercising any right, power, authority, determination or discretion vested in it as Notes Administrative Agent and/or the Security Trustee in accordance with any instructions given to it by the Required Holders. The provisions of this Section 23 are solely for the benefit of the Notes Administrative Agent and the Security Trustee and the Holders, and the Company shall not have rights as a third-party beneficiary of any of such provisions.  It is understood and agreed that the use of the term "agent" herein or in any other Financing Document (or any other similar term) with reference to the Notes Administrative Agent and/or the Security Trustee is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law.  Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.
Section 23.2.  Exculpatory Provisions.
(a)  The Notes Administrative Agent and the Security Trustee shall not have any duties or obligations except those expressly set forth herein and in the other Financing Documents, and its duties hereunder shall be purely ministerial and administrative in nature and each of the Notes Administrative Agent and the Security Trustee shall not be liable except for the performance of such duties, and no implied covenants or obligations shall be read into this Agreement against the Notes Administrative Agent and the Security Trustee.  Without limiting the generality of the foregoing, the Notes Administrative Agent and the Security Trustee:
(i)  shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;
(ii)  shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Financing Documents that the Notes Administrative Agent and the Security Trustee is required to exercise as directed in writing by the Required Holders; provided that the Notes Administrative Agent and the Security Trustee shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Notes Administrative Agent and/or the Security Trustee (as applicable) to liability, cost or expense if the Notes Administrative Agent or the Security Trustee is not indemnified to its satisfaction or that is contrary to any Financing Document or Applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law; and
(iii)  shall not, except as expressly set forth herein and in the other Financing Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its Affiliates that is communicated to or obtained by the Person serving as the Notes Administrative Agent and/or as the Security Trustee or any of its Affiliates in any capacity.
(b)  The Notes Administrative Agent and the Security Trustee shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Holders, or (ii) in the absence of its own gross negligence or wilful misconduct as determined by a court of competent jurisdiction by final and non-appealable judgment.  The Notes Administrative Agent and the Security Trustee shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to the Notes Administrative Agent and/or the Security Trustee in writing by the Company or a Holder and stating that such notice is a "notice of default" (or any analogous wording).
(c)  The Notes Administrative Agent and the Security Trustee shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Financing Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Financing Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Section 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Notes Administrative Agent.
(d)  Each Holder acknowledges and consents to the fact that the Company has engaged or may engage, as applicable, Wilmington Savings Fund Society, FSB as the Registrar and/or as Paying Agent for the purposes of, among other things, making payments hereunder or under the Notes on behalf of the Company.  Each Holder agrees that none of the engagements shall modify or have any effect on the Notes Administrative Agent's and the Security Trustee's rights set forth in this Agreement (including this Section 23) or any other Financing Document.  Each of the Registrar and the Paying Agent shall be afforded all of the same rights, protections, immunities and indemnities afforded to the Notes Administrative Agent and the Security Trustee.
(e)  Except as set forth herein, none of the Notes Administrative Agent, the Security Trustee, the Paying Agent nor any of its respective officers, partners, directors, employees or agents shall be liable to the Holders for any action taken or omitted by any of them under or in connection with any of the Financing Documents. Nothing in this Agreement or any Financing Document shall require the Notes Administrative Agent, the Security Trustee or the Paying Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder.  Each of the Notes Administrative Agent, the Security Trustee and the Paying Agent shall have no liability for any action taken, or errors in judgment made, in good faith by it or any of its officers, employees or agents, unless it shall have been negligent in ascertaining the pertinent facts.
(f)  The permissive rights of any the Notes Administrative Agent, the Security Trustee or the Paying Agent to do things enumerated in this Agreement and any Financing Document shall not be construed as a duty and, with respect to such permissive rights, such Notes Administrative Agent, Security Trustee or Paying Agent shall not be answerable for other than as a result of its gross negligence or willful misconduct.
(g)  In no event shall any the Notes Administrative Agent, the Security Trustee or the Paying Agent be responsible or liable for special, indirect, punitive, incidental or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether such agent has been advised of the likelihood of such loss or damage and regardless of the form of action.
(h)  None of the Notes Administrative Agent, the Security Trustee nor the Paying Agent shall be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Agreement or any Financing Document to which it is a party, whether or not an original or a copy of such agreement has been provided to such Notes Administrative Agent, Security Trustee or Paying Agent. None of the Notes Administrative Agent, the Security Trustee nor the Paying Agent shall have any duty to know or inquire as to the performance or nonperformance of any provision of any other agreement, instrument, or document other than this Agreement and the other Financing Documents to which it is a party.
(i)  In the event that any Security Assets shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Security Assets, the Notes Administrative Agent and the Security Trustee are hereby expressly authorized, in their sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction.  In the event that the Notes Administrative Agent or the Security Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.
(j)  None of the Notes Administrative Agent or the Security Trustee shall have any obligation to give, execute, deliver, file, record, authorize or obtain any financing statements, notices, instruments, documents, agreements, consents or other papers as shall be necessary to (i) create, preserve, perfect or validate the security interest granted to the Notes Administrative Agent and/or the Security Trustee pursuant to this Agreement or any other Financing Document or (ii) enable any of the Notes Administrative Agent or Security Trustee to exercise and enforce its rights under the Financing Documents with respect to such pledge and security interest.  In addition, none of the Notes Administrative Agent or the Security Trustee shall have any responsibility or liability (A) in connection with the acts or omissions of any Obligor in respect of the foregoing or (B) for or with respect to the legality, validity and enforceability of any Security Interest created in the Security Assets or the perfection and priority of such security interest.
(k)  Notwithstanding anything to the contrary herein, none of the Notes Administrative Agent, Security Trustee or Paying Agent shall have any duty to prepare or file any Federal or state tax report or return with respect to any funds held pursuant to this Agreement or any Financing Documents or any income earned thereon.  With respect to the preparation, delivery and filing of such required tax information reporting forms and all matters pertaining to the reporting of earnings on funds held under this Agreement and the other Financing Documents, each of the Notes Administrative Agent, the Paying Agent and the Security Trustee shall be entitled to request and receive written instructions from the Company and each of the Notes Administrative Agent, the Security Trustee and the Paying Agent shall be entitled to rely conclusively and without further inquiry on such written instructions.   With respect to any other payments made under this Agreement and any other Financing Document, none of the Notes Administrative Agent, the Security Trustee or the Paying Agent shall be deemed the payer and shall have no responsibility for performing tax reporting.  The Notes Administrative Agent's, Security Trustee's and Paying Agent's function of making such payments is solely ministerial and upon express direction of the Parties.
(l)  None of the Notes Administrative Agent, the Security Trustee or the Paying Agent shall have any responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Agreement or any Financing  Documents.  Each of the Notes Administrative Agent, the Security Trustee and the Paying Agent is hereby authorized, in making or disposing of any investment permitted by this Agreement or any Financing Document, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of such Notes Administrative Agent, the Security Trustee or the Paying Agent, as applicable, or for any third person or dealing as principal for its own account.  The Parties acknowledge that none of the Notes Administrative Agent, the Security Trustee or the Paying Agent is providing investment supervision, recommendations, or advice.
(m)  None of the Notes Administrative Agent, the Security Trustee or the Paying Agent shall have any responsibilities (except as expressly set forth herein) as to the validity, sufficiency, value, genuineness, ownership or transferability of the Security Assets, written instructions, or any other documents in connection therewith, and will not be regarded as making nor be required to make, any representations thereto.
(n)  None of the Notes Administrative Agent, the Security Trustee or the Paying Agent shall be liable for interest on any money received by it.  For the avoidance of doubt, each of the Notes Administrative Agent, the Security Trustee and the Paying Agent's rights, protections, indemnities and immunities provided herein shall apply to it for any actions taken or omitted to be taken under this Agreement or any other financing Documents and any other related agreements in any of its capacities.  None of the Notes Administrative Agent, the Security Trustee or the

Paying Agent shall be required to take any action under this Agreement, the other Financing Documents or any related document if taking such action (A) would subject it to a tax in any jurisdiction where it is not then subject to a tax, or (B) would require it to qualify to do business in any jurisdiction where it is not then so qualified.
(o)  None of the Notes Administrative Agent, the Security Trustee or the Paying Agent shall have any liability for any failure, inability or unwillingness on the part of any Holder or Purchaser to provide accurate and complete information on a timely basis to it, or otherwise on the part of any such party to comply with the terms of this Agreement, and shall not have any liability for any inaccuracy or error in the performance or observance on such Notes Administrative Agent, the Security Trustee or the Paying Agent part of any of its duties hereunder that is caused by or results from any such inaccurate, incomplete or untimely information received by it, or other failure on the part of any such other party to comply with the terms hereof.
(p)  Each of the Notes Administrative Agent, the Security Trustee, the Registrar and the Paying Agent shall be afforded all of the rights, powers, immunities and indemnities set forth in this Agreement in all of the other Financing Documents to which it is a signatory as if such rights, powers, immunities and indemnities were specifically set out in each such other Financing Document.
(q)  Nothing contained in this Agreement shall require any of the Notes Administrative Agent, the Paying Agent or the Security Trustee to exercise any discretionary acts.
(r)  Each of the Notes Administrative Agent, the Paying Agent or the Security Trustee hereby disclaims any representation or warranty to the Purchasers or the Holders concerning, and shall not be responsible for or have a duty to ascertain or inquire into the existence, value or collectability of the Security Assets, the existence, priority or perfection of Security Trustee's Security Interest thereon, or any certificate prepared by any Obligor in connection therewith, nor shall any of the Notes Administrative Agent, the Paying Agent or the Security Trustee be responsible or liable to Purchasers or Holders for any failure to monitor or maintain any portion of the Security Assets.  None of the Notes Administrative Agent, the Paying Agent or the Security Trustee makes any representation as to the value, sufficiency or condition of the Security Assets or any part thereof, as to the title of any Obligor to the Security Assets, or as to the security afforded by this Agreement or any other Financing Document.  Other than as contemplated pursuant to Section 9.39, none of the Notes Administrative Agent, the Paying Agent or the Security Trustee shall be responsible for insuring the Security Assets or for the payment of Taxes, charges, assessments or liens upon the Security Assets.  The Security Trustee shall not be responsible for the maintenance of the Security Assets, except as expressly provided in the immediately following sentence when Security Trustee has possession of the Security Assets.  The Security Trustee shall have no duty to Purchasers or the Holders as to any Security Assets in its possession or in the possession of someone under its control or in the possession or control of any agent or nominee of Security Trustee or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto, except the duty to accord such of the Security Assets as may be in its possession substantially the same care as it accords similar assets held for the benefit of third parties and the duty to account for monies received by it.  None of the Notes Administrative Agent, the Paying Agent or the Security Trustee shall be under any obligation to request or examine insurance coverage with respect to any Security Assets.  None of the Notes Administrative Agent, the Paying Agent or the Security Trustee shall be liable for the acts or omissions of any Account Bank, bank, depositary bank, custodian, independent counsel of the Obligors or any other party selected by such Notes Administrative Agent, the Paying Agent or the Security Trustee with reasonable care or selected by any other party hereto that may hold or possess Security Assets or documents related to Security Assets, and each of the Notes Administrative Agent, the Paying Agent and the Security Trustee shall not be required to monitor the performance of any such Persons holding Security Assets.  For the avoidance of doubt, none of the Notes Administrative Agent, the Paying Agent or the Security Trustee shall be responsible to Purchasers or Holders for the perfection of any Security Interest or for the filing, form, content or renewal of any UCC financing statements, fixture filings, mortgages, deeds of trust and such other documents or instruments.  None of the Notes Administrative Agent, the Paying Agent or the Security Trustee shall be responsible for the preparation, form, content, sufficiency or adequacy of any such UCC financing statements.
(s)  Each party to this Agreement acknowledges and agrees that the Notes Administrative Agent and the Security Trustee may from time to time use one or more outside service providers for the tracking of all UCC financing statements (and/or other collateral related filings and registrations from time to time) required to be filed or recorded pursuant to the Financing Documents and the notification to the Notes Administrative Agent and the Security Trustee, of, among other things, the upcoming lapse or expiration thereof, and that each of such service providers will be deemed to be acting at the request and on behalf of Company.  Neither the Notes Administrative Agent nor the Security Trustee shall be liable for any action taken or not taken by any such service provider.
(t)  In connection with the exercise of any rights or remedies in respect of, or foreclosure or realization upon, any Security Assets pursuant to this Agreement or any other Financing Document, the Security Trustee shall not be obligated to take title to or possession of real property in its own name, or otherwise in a form or manner that may, in its reasonable judgment, expose it to liability. In the event that the Security Trustee deems that it may be considered an "owner or operator" under any environmental laws or otherwise cause the Security Trustee to incur, or be exposed to, any environmental liability or any liability under any other Applicable Law, the Security Trustee reserves the right, instead of taking such action, either to resign as the Security Trustee subject to the terms and conditions of Section 23.7 or to arrange for the transfer of the title or control of the asset to a court appointed receiver or a special purpose vehicle formed by the Holders. The Security Trustee will not be liable to any Person for any environmental liability or any environmental claims or contribution actions under any Applicable Law by reason of the Security Trustee's actions and conduct as authorized, empowered and directed hereunder, except to the extent caused by its own gross negligence or willful misconduct as determined by a final judgement of a court of competent jurisdiction no longer subject to appeal.
(u)  None of the Notes Administrative Agent, the Registrar, the Paying Agent nor the Security Trustee shall be required to initiate or conduct any litigation or collection proceedings hereunder or under any of the Financing Documents unless expressly directed to do so in writing by the Required Holders and receives indemnity satisfactory to it against the costs, expenses and liabilities including attorneys' fees and expenses which may be incurred therein or thereby.

(v)  None of the Notes Administrative Agent, the Security Trustee or the Paying Agent shall be responsible or liable for any failure or delay in the performance of its obligations under this Agreement or any Financing Document arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, any act or provision of any present or future law or regulation or Governmental Authority; acts of God; earthquakes; fires; floods; wars; terrorism; civil or military disturbances; sabotage; epidemics; pandemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility.
Section 23.3.  Reliance by Notes Administrative Agent and the Security Trustee.  The Notes Administrative Agent and the Security Trustee shall be entitled to conclusively rely upon, shall be fully protected in acting or refraining from acting upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person(s), party or parties, not only as to due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.  The Notes Administrative Agent and the Security Trustee also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person or party, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the purchase of a Note that by its terms must be fulfilled to the satisfaction of a Holder, the Notes Administrative Agent and the Security Trustee may presume that such condition is satisfactory to such Holder unless the Notes Administrative Agent and/or the Security Trustee shall have received notice to the contrary from such Holder prior to the purchase of a Note.  The Notes Administrative Agent and/or the Security Trustee (as applicable) may consult with legal counsel (who may be counsel for the Company), independent accountants and other advisors and experts selected by it, and shall be entitled to rely upon and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants, advisors or experts. The Notes Administrative Agent and the Security Trustee may, at the expense of the Company, request, rely on and act in accordance with officer's certificates and/or opinions of counsel, and shall incur no liability and shall be fully protected in acting or refraining from acting in accordance with such officer's certificates and opinions of counsel.
Section 23.4.  Delegation of Duties.  The Notes Administrative Agent and the Security Trustee may perform any and all of its duties and exercise its rights and powers hereunder or under any other Financing Document by or through any one or more sub‑agents, agents, employees or attorneys-in-fact appointed by the Notes Administrative Agent and/or the Security Trustee (as applicable).  The Notes Administrative Agent and the Security Trustee and any such sub‑agent, agent, employee or attorney-in-fact may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The exculpatory,  indemnification and other provisions of this Article shall apply to any such sub‑agent, agent, employee or attorney-in-fact and to the Related Parties of the Notes Administrative Agent and the Security Trustee and any such sub‑agent.  The Notes Administrative Agent and the Security Trustee shall not be responsible for the negligence or misconduct of any sub-agents, agents, employees or attorneys-in-fact except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Notes Administrative Agent and/or the Security Trustee (as applicable) acted with gross negligence or wilful misconduct in the selection of such sub‑agents, agents, employee or attorneys-in-fact.
Section 23.5.  No Other Duties.  Anything herein to the contrary notwithstanding, the Notes Administrative Agent and the Security Trustee shall not have any powers, duties or responsibilities under this Agreement or any of the other Financing Documents, except in its capacity as the Notes Administrative Agent and/or as Security Trustee hereunder or thereunder.
Section 23.6.  Notes Administrative Agent and Security Trustee May File Proofs of Claim.  In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to the Company, the Notes Administrative Agent and/or the Security Trustee (as applicable) (irrespective of whether the principal of any Note shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Notes Administrative Agent shall have made any demand on the Company) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:
(a)  to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Notes and all other payment obligations of the Company and each other Obligor under this Agreement, the Notes and the other Financing Documents that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Holders and the Notes Administrative Agent and/or the Security Trustee (as applicable) (including any claim for the reasonable compensation, expenses, disbursements and advances of the Holders and the Notes Administrative Agent and/or the Security Trustee (as applicable) and their respective agents and counsel and all other amounts due the Holders and the Notes Administrative Agent under Section 16) allowed in such judicial proceeding; and
(b)  to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Notes Administrative Agent and/or the Security Trustee (as applicable) and, in the event that the Notes Administrative Agent and/or the Security Trustee (as applicable) shall consent to the making of such payments directly to any Holder, to pay to the Notes Administrative Agent and/or the Security Trustee (as applicable) any amount due for the reasonable compensation, expenses, disbursements and advances of the Notes Administrative Agent and/or the Security Trustee (as applicable) and its respective agents and counsel, and any other amounts due the Notes Administrative Agent under Section 16.
Section 23.7.  Resignation and Removal of Notes Administrative Agent and/or the Security Trustee (as applicable).
(a)  The Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) may at any time give notice of its resignation to the Holders and the Company, or the Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) may be removed at any time, with or without cause, by an act of the Required Holders.  Upon receipt of any such notice of resignation or removal, the Required Holders shall have the right, in consultation with the Company, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States.  If no such successor shall have been so appointed by the Required Holders and shall have accepted such appointment within thirty (30) days after the retiring Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) gives notice of its resignation (or such earlier day as shall be agreed by the Required Holders) (the "Resignation Effective Date") or receives notice of removal (the "Removal Effective Date"), then the retiring Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) may (but shall not be obligated to), on behalf of the Holders, appoint a successor Notes Administrative Agent and/or the Security Trustee (as applicable) meeting the qualifications set forth above.  Whether or not a successor Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) has been appointed, such resignation or removal of such retiring Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) shall become effective in accordance with such notice on the Resignation Effective Date or Removal Effective Date, as applicable.
(b)  With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Notes Administrative Agent, Paying Agent  and/or the Security Trustee (as applicable) shall be discharged from its duties and obligations hereunder and under the other Financing Documents and (ii) except for any indemnity payments owed to the retiring or removed Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable), all payments, communications and determinations provided to be made by, to or through the Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) shall instead be made by or to each Purchaser directly, until such time, if any, as the Required Holders appoint a successor Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) as provided for above.  Upon the Holder's acceptance of a successor's appointment as Notes Administrative Agent, Paying Agent  and/or the Security Trustee (as applicable) hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Notes Administrative Agent, Paying Agent  and/or the Security Trustee (as applicable) (other than any rights to indemnity payments owed to the retiring or removed Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable)), and the retiring or removed Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) shall be discharged from all of its duties and obligations hereunder or under the other Financing Documents.  The fees payable by the Company to a successor Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor.  After the retiring or removed Notes Administrative Agent's, Paying Agent's and/or the Security Trustee's (as applicable) resignation or removal hereunder and under the other Financing Documents, the provisions of this Section 23, Section 12.4 and Section 16 shall continue in effect for the benefit of such retiring or removed Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable), its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable) was acting as Notes Administrative Agent, Paying Agent and/or the Security Trustee (as applicable).

(c)  Any corporation or association into which the Notes Administrative Agent, Paying Agent or the Security Trustee may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Notes Administrative Agent, Paying Agent or the Security Trustee is a party, will be and become the successor the Notes Administrative Agent, Paying Agent or the Security Trustee, as applicable, under this Agreement and each Financing Document and will have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.
Section 23.8.  Non-Reliance.  Each Purchaser acknowledges that it has, independently and without reliance upon the Notes Administrative Agent and/or the Security Trustee (as applicable) or any of its Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Purchaser also acknowledges that it will, independently and without reliance upon the Notes Administrative Agent or any of its Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Financing Document or any related agreement or any document furnished hereunder or thereunder.
Section 23.9.  No Advisory or Fiduciary Responsibility.  In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Financing Document), the Company acknowledges and agrees, and acknowledges its Affiliates' understanding, that:  (a) (i) no fiduciary, advisory or agency relationship between the Company and its Subsidiaries and the Notes Administrative Agent and/or the Security Trustee (as applicable) is intended to be or has been created in respect of the transactions contemplated hereby or by the other Financing Documents, irrespective of whether the Notes Administrative Agent and/or the Security Trustee (as applicable) has advised or is advising the Company or any Subsidiary on other matters or is acting as Paying Agent or Registrar, and (ii) the arranging and other services regarding this Agreement provided by the Notes Administrative Agent and/or the Security Trustee (as applicable) are arm's-length commercial transactions between the Company and its Affiliates, on the one hand, and the Notes Administrative Agent and/or the Security Trustee (as applicable), on the other hand; and (b) (i) the Notes Administrative Agent and/or the Security Trustee (as applicable) is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Company or any of its Affiliates, or any other Person; (ii) the Notes Administrative Agent and/or the Security Trustee (as applicable) does not have any obligation to the Company or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein, in the other Financing Documents and in the engagement letter between the Notes Administrative Agent and/or the Security Trustee (as applicable) and the Company with respect to the Notes Administrative Agent's and/or the Security Trustee's (as applicable) respective engagement hereunder; and (iii) the Notes Administrative Agent and/or the Security Trustee (as applicable) and their respective Affiliates may be engaged, for their own accounts or the accounts of customers, in a broad range of transactions that involve interests that differ from those of the

Company and its Affiliates, and the Notes Administrative Agent and/or the Security Trustee (as applicable) does not have any obligation to disclose any of such interests to the Company or its Affiliates.  To the fullest extent permitted by law, the Company hereby waives and releases any claims that it may have against the Notes Administrative Agent and/or the Security Trustee (as applicable) with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.
Section 23.10.  Security Trustee Appointment.  Each Purchaser hereby irrevocably (i) appoints Wilmington Savings Fund Society, FSB to act on its behalf as Security Trustee in connection with this Agreement, the Notes and the other Financing Documents and (ii) authorizes the Security Trustee to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Trustee herein and the other Security Documents together with any other rights, powers, authorities and discretions as are necessarily incidental thereto.  The Security Trustee agrees to hold on trust the Security Documents for the benefit of the Finance Parties.
Section 23.11.  Erroneous Payments.
If a payment is made by the Paying Agent (or its Affiliates) in error (whether known to the recipient or not) or if a Holder or another recipient of funds is not otherwise entitled to receive such funds at such time of such payment or from such Person in accordance with this Agreement or any Financing Document, then such Holder or recipient shall forthwith on demand repay to the Paying Agent the portion of such payment that was made in error (or otherwise not intended (as determined by the Paying Agent) to be received) in the amount made available by the Paying Agent (or its Affiliate) to such Holder or recipient, Each Holder and other party hereto waives the discharge for value defense in respect of any such payment.
Section 23.12.  Security Asset Matters.
(a)  Each Holder hereby irrevocably agrees that the Security Interests granted to the Security Trustee by the Obligors on any Security Asset shall be automatically released (i) in full, upon the discharge in full of the Secured Obligations, (ii) upon the sale or other disposition of such Security Asset (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person, to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Security Trustee may rely conclusively on a certificate to that effect provided to it by the Company upon its reasonable request without further inquiry), (iii) if the release of such Security Interest is approved, authorized or ratified in writing by the Required Holders, and (iv) as required to effect any sale or other disposition of Security Assets in connection with any exercise of remedies of the Security Trustee pursuant to the Financing Documents.
(b)  Any such release shall not in any manner discharge, affect, or impair any Security Interests (other than those being released) upon (or obligations (other than those being released) of the Obligors in respect of) all interests retained by the Obligors, including the proceeds of any sale, all of which shall continue to constitute part of the Security Assets except to the extent otherwise released in accordance with the provisions of the Financing Documents.

(c)  Each Holder hereby authorizes the Notes Administrative Agent and the Security Trustee, as applicable, to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and confirm the release of any Security Asset pursuant to the foregoing provisions of this Section 23.12, all without the further consent or joinder of any Holder. Prior to taking any action or executing any document pursuant to this Section 23.12,  each of the Notes Administrative Agent and the Security Trustee shall be entitled to receive, and may conclusively rely upon without incurring liability therefor, an officer's certificate executed by an officer of the Company certifying that such action and execution of such documents, as applicable, are permitted under this Agreement and any other Financing Document.
SECTION 24.  Miscellaneous.
Section 24.1.  Successors and Assigns.  All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent holder of a Note) whether so expressed or not, except that, subject to Section 10.2, the Company may not assign or otherwise transfer any of its rights or obligations hereunder or under the Notes without the prior written consent of each Holder, the Notes Administrative Agent, the Paying Agent, the Security Trustee and the Registrar.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.
Section 24.2.  Accounting Terms.  All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP.  Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with GAAP, and (ii) all financial statements shall be prepared in accordance with GAAP.  For purposes of determining compliance with this Agreement (including Section 9, Section 10 and the definition of "Indebtedness"), any election by the Company to measure any financial liability using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825-10-25 – Fair Value Option, International Accounting Standard 39 – Financial Instruments: Recognition and Measurement or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.
Section 24.3.  Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.
Section 24.4.  Construction, Etc.  Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.  Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.
Defined terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation."  The word "will" shall be construed to have the same meaning and effect as the word "shall."  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein) and, for purposes of the Notes, shall also include any such notes issued in substitution therefor pursuant to Section 14, (b) subject to Section 23.1, any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections and Schedules shall be construed to refer to Sections of, and Schedules to, this Agreement, and (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.
Section 24.5.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.
Section 24.6.  Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice‑of‑law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.
Section 24.7.  Jurisdiction and Process; Waiver of Jury Trial.  (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, The City of New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Notes.  To the fullest extent permitted by Applicable Law, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
(a)  The Company agrees, to the fullest extent permitted by Applicable Law, that a final judgment in any suit, action or proceeding of the nature referred to in Section 24.7(a) brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the United States of America or the State of New York

(or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.
(b)  The Company consents to process being served by or on behalf of any Holder in any suit, action or proceeding of the nature referred to in Section 24.7(a) by mailing a copy thereof by registered, certified, priority or express mail, postage prepaid, return receipt or delivery confirmation requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 19, to Seward & Kissel LLP, Attention: Filana R. Silberberg, One Battery Park Plaza, New York, New York 10004, as its agent for the purpose of accepting service of any process in the United States.  The Company agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by Applicable Law, be taken and held to be valid personal service upon and personal delivery to it.  Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.
(c)  Nothing in this Section 24.7 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.
(d)  The Company hereby irrevocably appoints Seward & Kissel LLP, Attention: Filana R. Silberberg, One Battery Park Plaza, New York, New York 10004 to receive for it, and on its behalf, service of process in the United States.
(e)  The parties hereto hereby waive trial by jury in any action brought on or with respect to this Agreement, the Notes or any other document executed in connection herewith or therewith.
Section 24.8.  Obligation to Make Payment in Dollars.  Any payment on account of an amount that is payable hereunder or under the Notes in Dollars which is made to or for the account of any holder in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company, shall constitute a discharge of the obligation of the Company under this Agreement or the Notes only to the extent of the amount of Dollars which such holder could purchase in the foreign exchange markets in London, England, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the London Banking Day following receipt of the payment first referred to above.  If the amount of Dollars that could be so purchased is less than the amount of Dollars originally due to such holder, the Company agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in this Agreement and the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order.  As used herein the term "London Banking Day" shall mean any day other than Saturday or Sunday or a day on which commercial banks are required or authorized by law to be closed in London, England.
24.9 Electronic Contracting.  The parties agree to electronic contracting and signatures with respect to this Agreement, the Guaranty and any Financing Documents, other than the Notes or any documents that are required to be filed or recorded in a jurisdiction or with a registry that does not recognize electronic contracting ("Required Original Documents").  Delivery of an electronic signature to, or a signed copy of, this Agreement and such other documents (other than the Notes or Required Original Documents) by facsimile, email or other electronic transmission shall be fully binding on the parties to the same extent as the delivery of the signed originals and shall be admissible into evidence for all purposes.  The words "execution," "execute", "signed," "signature," and words of like import in or related to any document to be signed in connection with this Agreement and such other documents (other than the Notes or Required Original Documents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Obligors and the Required Holders, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.  Notwithstanding the foregoing, if any Purchaser shall request manually signed counterpart signatures to this Agreement or any such document, each Obligor and Finance Party hereby agrees to use its reasonable endeavours to provide such manually signed signature pages as soon as reasonably practicable (but in any event within 30 days after such request or such longer period as the requesting Purchaser, the other Finance Parties and the Obligors may mutually agree).
*    *    *    *    *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement between you and the Company.
Very truly yours,

KNAUSEN HOLDING LLC.

By:	/s/ Ian J. Webber
Name: Ian J. Webber
Title: Attorney-in-fact

[Signature page to Note Purchase Agreement]

GUARANTOR:
GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
NAME: Ian J. Webber
TITLE: Chief Executive Officer

[Signature page to Note Purchase Agreement]

NOTES ADMINISTRATIVE AGENT:
WILMINGTON SAVINGS FUND SOCIETY, FSB

By:	/s/ Geoffrey J. Lewis
NAME: Geoffrey J. Lewis
TITLE: Vice President

REGISTRAR:
WILMINGTON SAVINGS FUND SOCIETY, FSB

By:	/s/ Geoffrey J. Lewis
NAME: Geoffrey J. Lewis
TITLE: Vice President

PAYING AGENT:
WILMINGTON SAVINGS FUND SOCIETY, FSB

By:	/s/ Geoffrey J. Lewis
NAME: Geoffrey J. Lewis
TITLE: Vice President

SECURITY TRUSTEE:
WILMINGTON SAVINGS FUND SOCIETY, FSB

By:	/s/ Geoffrey J. Lewis
NAME: Geoffrey J. Lewis
TITLE: Vice President

[Signature page to Note Purchase Agreement]

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY RELIASTAR LIFE INSURANCE COMPANY By: Voya Investment Management LLC, as Agent

By:	/s/ Paul Aronson
NAME: Paul Aronson
TITLE: Senior Vice President

[Signature page to Note Purchase Agreement]

SECURITY LIFE OF DENVER INSURANCE COMPANY
CORPORATE SOLUTIONS LIFE REINSURANCE COMPANY
IBM PERSONAL PENSION PLAN TRUST
COMPSOURCE MUTUAL INSURANCE COMPANY
TRINITY UNIVERSAL INSURANCE COMPANY
STANDARD GUARANTY INSURANCE COMPANY
AMERICAN SECURITY INSURANCE COMPANY
CONSUMER PROGRAM ADMINISTRATORS, INC.
UNITED SERVICE PROTECTION CORPORATION
VIRGINIA SURETY COMPANY, INC.
AMERICAN BANKERS INSURANCE COMPANY OF FLORIDA
FEDERAL WARRANTY SERVICE CORPORATION
BRIGHTHOUSE LIFE INSURANCE COMPANY
STARR INDEMNITY & LIABILITY COMPANY
NATIONAL GUARDIAN LIFE INSURANCE COMPANY
SELECTIVE INSURANCE COMPANY OF AMERICA
THE SAVINGS BANK MUTUAL LIFE INSURANCE COMPANY OF MASSACHUSETTS
HORACE MANN LIFE INSURANCE COMPANY
SFM MUTUAL INSURANCE COMPANY
MUTUAL OF AMERICA LIFE INSURANCE COMPANY
METROPOLITAN LIFE INSURANCE COMPANY, ON BEHALF OF METROPOLITAN LIFE INSURANCE COMPANY SEPARATE ACCOUNT 894

By:  Voya Investment Management Co. LLC, as Agent

By:	/s/ Paul Aronson
NAME: Paul Aronson
TITLE: Senior Vice President

[Signature page to Note Purchase Agreement]

VOYA CORE INTERMEDIATE TRUST FUND VOYA PRIVATE CREDIT TRUST FUND VOYA PRIVATE CREDIT TRUST FUND-GOLDMAN SACHS By: Voya Investment Trust Co., as Trustee

By:	/s/ Paul Aronson
NAME: Paul Aronson
TITLE: Senior Vice President

[Signature page to Note Purchase Agreement]

SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

By:	/s/ Bradley Blakney
NAME: BRADLEY BLAKNEY
TITLE: PORTFOLIO MANAGER

[Signature page to Note Purchase Agreement]

NATIONWIDE MUTUAL INSURANCE COMPANY

By:	/s/ Thomas A. Gleason
Thomas A. Gleason
AUTHORIZED SIGNATORY

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

By:	/s/ Thomas A. Gleason
Thomas A. Gleason
AUTHORIZED SIGNATORY

[Signature page to Note Purchase Agreement]

LIFE INSURANCE COMPANY OF NORTH AMERICA
By:	NYL Investors LLC, its Investment Manager

By:	/s/ Elena Serdyuk
NAME: Elena Serdyuk
TITLE: Senior Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
By:	NYL Investors LLC, its Investment Manager

By:	/s/ Elena Serdyuk
NAME: Elena Serdyuk
TITLE: Senior Director

NEW YORK LIFE INSURANCE COMPANY

By:	/s/ Elena Serdyuk
NAME: Elena Serdyuk
TITLE: Corporate Vice President

[Signature page to Note Purchase Agreement]

FEDERATED MUTUAL INSURANCE COMPANY

By:	/s/ Donna Ennis
NAME: DONNA ENNIS
TITLE: VICE PRESIDENT & SR. PORTFOLIO MANAGER

FEDERATED LIFE INSURANCE COMPANY

By:	/s/ Donna Ennis
NAME: DONNA ENNIS
TITLE: VICE PRESIDENT & SR. PORTFOLIO MANAGER

[Signature page to Note Purchase Agreement]

DEFERRED SALARY PLAN OF THE ELECTRICAL INDUSTRY By: Barings LLC as Investment Adviser
By:	/s/ George Stone
NAME: George Stone
TITLE: Managing Director

BRIGHTHOUSE LIFE INSURANCE COMPANY By: Brighthouse Services, LLC, as Adviser By: Barings LLC as Investment Adviser
By:	/s/ George Stone

MASSMUTUAL ASCEND LIFE INSURANCE COMPANY By: Barings LLC as Investment Adviser
By:	/s/ George Stone

MUFG FUND SERVICES (CAYMAN) LIMITED, acting solely in its capacity as trustee of Bright – IV Fund, a sub-fund of Global Private Credit Umbrella Unit Trust* By: Barings LLC as Investment Adviser
By:	/s/ George Stone

[Signature page to Note Purchase Agreement]

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY By: Barings LLC as Investment Adviser
By:	/s/ George Stone

[Signature page to Note Purchase Agreement]

SCHEDULE A
Defined Terms
As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:
"Acceptable Rating Agency" means (a) Kroll Bond Rating Agency, LLC, or (b) S&P Global Ratings, Moody's Investors Service, Inc., Fitch Ratings, Inc. or DBRS, Inc., or their successors or any other credit rating agency that is recognized as a nationally recognized statistical rating organization by the SEC and mutually approved by the Required Holders and Issuer, so long as, in each case, any such credit rating agency described in clause (a) or (b) above continues to be a nationally recognized statistical rating organization recognized by the SEC and is approved as a "Credit Rating Provider" (or other similar designation) by the NAIC.
"Account Bank" means, in relation to each Charged Account, ABN AMRO.
"Account Charge" means, in relation to each of the Charged Accounts, the first priority fixed charge or pledge over all such accounts given or to be given by the relevant account holder thereof in favor of and in form and substance satisfactory to the Security Trustee.
"Additional Payments" is defined in Section 8.3.
"Additional Security" means any Security Interest created pursuant to Section 10.4.
"Additional Vessel" means any vessel (other than the Identified Vessels) that has TEU 1,000 or greater.
"Affected Noteholder" is defined within the definition of "Noteholder Sanctions Event."
"Affected Notes" is defined in Section 8.4.
"Affiliate" means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.
"Agreement" means this Note Purchase Agreement, including all Schedules attached to this Agreement.
"Anti-Money Laundering Laws" has the meaning specified in Section 5.20.
"Applicable Law" means, as to any Person, all applicable Laws binding upon such Person or to which such a Person is subject.
"Approved Additional Security" means (i) cash, (ii) any vessel which could be a Substitute Vessel by meeting the criteria set forth in Section 10.1(d) and (e) and said conditions are met (other than, for the avoidance of doubt, the removal of any Collateral Vessel), and (iii) any Additional Vessel.
Schedule A

"Approved Brokers" means Tysers Marine Division and Cambiaso Risso Marine SPA and such other brokers as the Notes Administrative Agent and the Company may agree in writing from time to time.
"Approved Classification" means (a) in relation to an Identified Vessel, as at the date of this Agreement the class notation in relation to that Vessel specified in Schedule A-2 or the equivalent class notation with another Approved Classification Society; (b) in relation to a Substitute Vessel, a class notation which is equivalent to the class notation of the Collateral Vessel substituted by such Substitute Vessel or the equivalent class notation with another Approved Classification Society and (c) in relation to an Additional Vessel, such Additional Vessel has a class notation with an Approved Classification Society.
"Approved Classification Society" mean, in relation to a Collateral Vessel, as at the date of this Agreement, the classification society in relation to that Collateral Vessel specified in Schedule A-2 (as shall be updated from time to time to reflect the addition of a Substitute Vessel or the disposition of a Collateral Vessel), or any other member of the International Association of Classification Societies.
"Approved Commercial Manager" means, in relation to a Collateral Vessel, Conchart Commercial, Inc. or any other person approved in writing by the Notes Administrative Agent acting with the consent of the Required Holders as the commercial manager of that Collateral Vessel.
"Approved Flag State" means the Republic of the Marshall Islands, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, Malta, Cyprus, Hong Kong, Singapore, Denmark, Germany, France, and Taiwan and any other flag state approved or by the Required Holders in writing.
"Approved Manager" means, in relation to a Collateral Vessel, the Approved Commercial Manager or the Approved Technical Manager.
"Approved Technical Manager" means, in relation to a Collateral Vessel, Technomar Shipping, Inc. or any other person approved in writing by the Notes Administrative Agent acting with the consent of the Required Holders as the technical manager of that Collateral Vessel.
"Approved Valuers" means Maersk Broker and Howe Robinson Partners (or, in either case, such other appraiser as the Notes Administrative Agent (acting on the instruction of the Required Holders) and the Company may mutually agree).
"Asset Cover Event" means, as of any Asset Cover Test Date, an Asset Cover Ratio in excess of 80%.
"Asset Cover Ratio" means, at any Asset Cover Test Date, the ratio of (a) the aggregate of the outstanding principal amount of the Notes to (b) (x) the aggregate Market Value of all Collateral Vessels, (y) all amounts standing to the credit of the Collateral Account (excluding any amounts deposited into the Collateral Account for the purpose of debt service)  and (z) the Market Value of any Additional Vessel posted as Additional Security pursuant to Section 10.4, provided
Schedule A

that, in the case of (y) and (z), if any Collateral Vessel or vessel posted as Additional Security has been arrested or otherwise detained for a period of 90 consecutive days or more, the Market Value thereof shall be deemed to be $0.
"Asset Cover Test Date" means (a) the date of Closing; (b) each Vessel Substitution Date; (c) each Vessel Disposition Date; and (d) the last day of June and December of each fiscal year.
"Assignable Charter" means a Charter in respect of a Collateral Vessel which has or is capable of having, by virtue of any optional extensions, a duration of 12 months or more.
"Beneficial Ownership Certification" means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.
"Beneficial Ownership Regulation" means 31 C.F.R. § 1010.230.
"Business Day" means any day that is not a Saturday, Sunday or other day that is a legal holiday under the laws of the State of New York, the State of Delaware, Greece and the Netherlands, or is a day on which banking institutions in such jurisdictions are authorized or required by Law to close.
"Capital Lease" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.
"Change in Tax Law" is defined in Section 8.3.
"Change of Control" means (A) the Company or any Vessel Owner ceasing to be a wholly-owned direct or indirect Subsidiary of, and controlled by, the Guarantor; (B) Mr George Giouroukos ceasing to beneficially own at least 50 per cent. of the number of Class A common shares of the Guarantor (either directly or through one or more affiliates) beneficially held by him on November 15, 2018 (the date on which the Guarantor acquired 20 vessels from Poseidon Containers LLC and K&T Marine LLC) (excluding any share split or reverse split) other than by reason of death or other incapacity in managing his affairs; (C) Mr. George Giouroukos ceases to be the Executive Chairman of (or to hold an equivalent executive officer position in) the Guarantor other than by reason of death or other incapacity in managing his affairs; or (D) any person or persons, other than Mr. George Giouroukos and his affiliates, acting together as a group beneficially own(s) more than 50 per cent of the voting stock of the Guarantor, unless such person(s) owned such shares on the date of the completion of the Closing.
"Charged Accounts" means each of: (a) the Collateral Account; (b) the Dry Dock Reserve Account; and (c) each Earnings Account, and each such account shall be held with the Account Bank in the name of (in the case of any Earnings Account) the relevant Vessel Owner and (in all other cases) the Company.
"Charter" means any charter or contract for the use, employment or operation of a vessel or the carriage of people and/or cargo or the provision of services by or from such vessel.
Schedule A

"Charter Guarantees" means in relation to each of the Collateral Vessels, any guarantee provided or to be provided by a Charter Guarantor in relation to a Charterer's obligations under a Charter and "Charter Guarantee" means any of them.
"Charter Guarantor" means any guarantor of a Charterer's obligations under a Charter.
"Charter Termination Fee" means any amount due to the Company or Vessel Owner from a Charterer or Charter Guarantor as a result of or in connection with the termination of a Charter.
"Charterer" means any charterer of a Collateral Vessel, and "Charterer" shall mean any of them.
"Closing" is defined in Section 3.
"Closing Date" is defined in Section 3.
"CoC Prepayment Date" is defined in Section 8.4(b).
"CoC Prepayment Premium" is defined in Section 8.4(b).
"Code" means the Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder from time to time.
"Collateral Account" means the account of the Company to be opened and maintained with ABN AMRO.
"Collateral Vessel" means each or any, as the context may require, of the Identified Vessels and Additional Vessels which are from time to time Security for the Notes or which are otherwise mortgaged or over which security is granted to secure the Notes, and any Substitute Vessel that has satisfied the requirements of Section 10.1, but excluding any Collateral Vessel which has been sold and which no longer constitutes part of the Security, in each case in accordance with this Agreement.
"Company" is defined in the first paragraph of this Agreement.
"Competitor" means any Person (other than any Purchaser) who is substantially engaged in the business of the Guarantor Group as described in the Memorandum, provided that:
(a)  the provision of investment advisory services by a Person to an employee benefit plan which is owned or controlled by a Person which would otherwise be a Competitor shall not in any event cause the Person providing such services to be deemed to be a Competitor, provided that such Person providing such services has established and maintains procedures which will prevent Confidential Information supplied to such Person from being transmitted or otherwise made available to such employee benefit plan;
Schedule A

(b)  in no event shall an Institutional Investor be deemed a Competitor if such Institutional Investor is a pension plan sponsored by a Person which would otherwise be a Competitor but which is a regular investor in privately placed Securities and such pension plan has established and maintains procedures which will prevent Confidential Information supplied to such pension plan by the Company from being transmitted or otherwise made available to such plan sponsor; and
(c)  in no event shall an Institutional Investor which maintains passive investments in any Person which is a Competitor be deemed a Competitor; it being agreed that the normal administration of the investment and enforcement thereof shall be deemed not to cause such Institutional Investor to be a "Competitor."
"Compliance Certificate" means the form of certificate attached at Schedule 7.2.
"Concentration Limit Event" has the meaning specified in Schedule A-1.
"Concentration Limit Requirements" has the meaning specified in Schedule A-1.
"Concentration Test Date" means each of the following dates: (a) each Vessel Substitution Date; and (b) any date on which a Vessel Owner enters into a new Charter in respect of any Collateral Vessel that is not an Additional Vessel.
"Confidential Information" is defined in Section 21.
"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "Controlled" and "Controlling" shall have meanings correlative to the foregoing.
"Controlled Entity" means (i) any of the Subsidiaries of the Company and any of their or the Company's respective Controlled Affiliates and (ii) if the Company has a parent company, such parent company and its Controlled Affiliates.
"Debt Rating" means, in respect of the Notes, means the debt rating of the Notes as determined from time to time by any Acceptable Rating Agency.
"Debtor Relief Laws" means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.
"Deeds of Covenants" means, in respect of a Collateral Vessel, the deed of covenants entered into or to be entered into by the relevant Vessel Owner and the Security Trustee collateral to the Mortgage over that Collateral Vessel.
"Default" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.
Schedule A

"Default Rate" means, with respect to any Note, the Interest Rate on such Note plus 2.00% per annum.
"Determination Date" means the last day of each fiscal quarter.
"Direct Transfer" is defined in Section 14.2(c).
"Disclosure Documents" is defined in Section 5.8.
"Disruption Event" means either or both of (A) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Financing Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the parties or, if applicable, any Obligor; or (B) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a party or, if applicable, any Obligor preventing that, or any other, party or, if applicable, any Obligor from (i) performing its payment obligations under the Financing Documents, or (ii) communicating with other parties or, if applicable, any Obligor in accordance with the terms of the Financing Documents, and which, in either case, is not caused by, and is beyond the control of that party or any Obligor whose operations are disrupted.
"Dividend Payment" means, in relation to an Obligor, (A) a declaration, making or payment of any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its equity interests, (B) a repayment or distribution of any dividend or share premium reserve; or (C) a redemption, repurchase, defeasance, retirement or repayment of any of its share capital or a resolution to do any of the foregoing.
"Dollars" or "$" means lawful currency of the United States of America.
"DSCR Cash Sweep Event" means, as of any Determination Date, the failure of the DSCR Ratio as of such date to be at least equal to 1.20:1.0.
"DSCR Cash Trap Event" means, as of any Determination Date, the failure of the DSCR Ratio as of such date to be at least equal to 1.30:1.0.
"DSCR Ratio" means, with respect to the last fiscal quarter or trailing 3 months for the Company, the ratio of: (a) all charter hire payments (not, for the avoidance of doubt, including any sales proceeds) received during such period, less the sum of all Senior Expenses to (b) the aggregate amount of scheduled principal and interest payable (excluding any final payments due at maturity) in respect of the Notes during the applicable period (whether or not actually paid during such period and disregarding any voluntary prepayments made at the Company's election in accordance with Section 8.2) payable during such period.
"Dry Dock Reserve Account" means the account of the Company into which the applicable amounts of all Vessel Owners are to be deposited in accordance with Section 10.3(e).
Schedule A

"Earnings" means, in respect of a Collateral Vessel, all present and future moneys and claims which are earned by or become payable to or for the account of the Company or Vessel Owner in connection with the operation or ownership of that Collateral Vessel and including but not limited to: (a) freights, passage and hire moneys (howsoever earned); (b) remuneration for salvage and towage services; (c) demurrage and detention moneys; (d) all moneys and claims in respect of the requisition for hire of that Collateral Vessel; (e) payments received in respect of any off-hire insurance; (f) payments received pursuant to any Charter Guarantee relating to that Collateral Vessel; and (g) Charter Termination Fees or other payments in respect of the termination of any Charter, including without limitation, pursuant to legal proceedings, arbitration or other settlement arrangements.
"Earnings Account" means, in respect of any Vessel Owner, any account in the name of the applicable Vessel Owner opened or to be opened with the Account Bank into which Earnings shall be paid, as more particularly described in the relevant Account Charge relating thereto.
"Environmental Approvals" means any permit, license, approval, ruling, variance, exemption or other authorization required under applicable Environmental Laws.
"Environmental Claim" means any claim by any governmental, judicial or regulatory authority or any other person which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law and, for this purpose, "claim" includes a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.
"Environmental Incident" means: (a) any release, emission, spill or discharge of Environmentally Sensitive Material whether within a Collateral Vessel or from a Collateral Vessel into any other vessel or into or upon the air, water, land or soils (including the seabed) or surface water; or (b) any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water from a vessel other than any Collateral Vessel and which involves a collision between any Collateral Vessel and such other vessel or some other incident of navigation or operation, in either case, in connection with which a Collateral Vessel is actually or potentially liable to be arrested, attached, detained or injuncted and/or a Collateral Vessel and/or any Obligor and/or any operator or manager of a Collateral Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or (c) any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water otherwise than from a Collateral Vessel and in connection with which a Collateral Vessel is actually or potentially liable to be arrested and/or where any Obligor and/or any operator or manager of a Collateral Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action, other than in accordance with an Environmental Approval.
"Environmental Laws" means any present or future law relating to pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation,
Schedule A

handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.
"Environmentally Sensitive Material" means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.
"ERISA" means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder from time to time in effect.
"Escrow Account" is defined in Section 3.
"Escrow Amount" is defined in Section 3.
"Escrow Direction" is defined in Section 3.
"Event of Default" is defined in Section 11.
"Excluded Collateral Vessels" means each of:
(a)  any Collateral Vessel with respect to which (i) any Security Document to which such Collateral Vessel or the applicable Vessel Owner is subject ceases to be valid in any material respect or (ii) any Security Document creating a Security Interest in such Collateral Vessel or the applicable Vessel Owner in favor of the Security Trustee ceases to provide a perfected first priority security interest in favor of the Security Trustee in such Collateral Vessel or the applicable Vessel Owner as a result of the act or inaction of an Obligor; and
(b)  any Collateral Vessel with respect to which the registration at the registry of any Approved Flag State is cancelled or any Collateral Vessel that is arrested or otherwise detained and not released within ninety (90) days.
"Existing Facility" means that certain Secured Term Loan Facility of the Company, dated January 7, 2021 (as thereafter amended and supplemented) in the amount of $236,200,000.
"FATCA" means (a) sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), together with any current or future regulations or official interpretations thereof, (b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the United States of America and any other jurisdiction, which (in either case) facilitates the implementation of the foregoing clause (a), and (c) any agreements entered into pursuant to section 1471(b)(1) of the Code.
"Federal Reserve Board" means the Board of Governors of the Federal Reserve System of the United States.
"Finance Parties" means, collectively, the Notes Administrative Agent, the Paying Agent, the Registrar, the Purchasers, the Holders and the Security Trustee.
Schedule A

"Financing Documents" means, collectively (a) this Agreement, (b) the Notes and (c) the Security Documents.
"GAAP" means, subject to Section 24.2, United States generally accepted accounting principles as in effect as of the date of determination thereof.
"General Assignment" means in respect of a Collateral Vessel, the assignment of any Assignable Charter, any Charter Guarantee, any Requisition Compensation and the Earnings granted or to be granted by the relevant Vessel Owner in favor of the Security Trustee, together with any and all notices and acknowledgements entered into in connection therewith.
"Governmental Authority" means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).
"Green Passport" means, in relation to a Collateral Vessel, a green passport statement of compliance or any other equivalent or superseding document acceptable to the Notes Administrative Agent (acting at the direction of the Required Holders), issued by a classification society being a member of the International Association of Classification Societies (IACS) which includes a list of any and all materials known to be potentially hazardous utilised in the construction of that Collateral Vessel and specifies their precise location on board that Collateral Vessel.
"Guarantee" means each guarantee provided or, as the case may be, to be provided by the Guarantor and each Vessel Owner in respect of the obligations of each Obligor under the other Financing Documents.
"Guarantor" is defined in the first paragraph of this Agreement.
"Guarantor Financial Covenants" means the requirements set forth in Section 10.3(b) to (d).
"Guarantor Group" means the Guarantor and each of its Subsidiaries.
"Holder" means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1, provided, however, that if such Person is a nominee, then for the purposes of Sections 7, 12, 18.2 and 19 and any related definitions in this Schedule A, "Holder" shall mean the beneficial owner of such Note whose name and address appears in such register.
"Identified Vessels" means the vessels referred to in Schedule A-2.
"Indebtedness" means, any indebtedness for or in relation to:
Schedule A

(a)  moneys borrowed;
(b)  any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;
(c)  any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(d)  the amount of any liability in relation to any lease or hire purchase contract which would, in accordance with GAAP, be treated as a balance sheet liability (other than any liability in respect of a lease or hire purchase contract which would, in accordance with GAAP in force prior to 1 January 2019, have been treated as an operating lease);
(e)  receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);
(f)  any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;
(g)  any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);
(h)  any counter-indemnity obligation in relation to a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;
(i)  the amount of any liability in relation to any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.
"INHAM Exemption" is defined in Section 6.3(e).
"Institutional Investor" means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 5% of the aggregate principal amount of any Series of Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.
"Insurances" means, in relation to a Collateral Vessel, (A) all policies and contracts of insurance, including entries of that Collateral Vessel in any protection and indemnity or war risks association, effected in relation to that Collateral Vessel, that Collateral Vessel 's Earnings or otherwise in relation to that Collateral Vessel whether before, on or after the date of this Agreement; and (B) all rights and other assets relating to, or derived from, any of such policies,
Schedule A

contracts or entries, including any rights to a return of premium and any rights in relation to any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement.
"Insurances Assignment" means, in respect of a Collateral Vessel, the assignment of the Insurances granted or to be granted in favor of the Security Trustee by the relevant Vessel Owner together with any and all notices and acknowledgments entered into in connection therewith.
"Insurers" means the underwriters or insurance companies with whom any Insurances are effected and the managers of any protection and indemnity or war risks association in which any or the Collateral Vessels may at any time be entered.
"Interest Rate" means, with respect to each Note, 5.69%.
"ISM Code" means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organization Assembly as Resolutions A.741(18) and A.788(19), as the same may have been or may be amended or supplemented from time to time.  The terms "safety management system", "Safety Management Certificate", "Document of Compliance" and "major non-conformity" shall have the same meanings as are given to them in the ISM Code.
"ISPS Code" means the International Collateral Vessel and Port Facility Security Code adopted by the International Maritime Organization Assembly as the same may have been or may be amended or supplemented from time to time.
"ISSC" means an International Ship Security Certificate issued under the ISPS Code.
"Laws" means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.
"Legal Reservations" means: (A) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors; (B) the time barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of set-off or counterclaim; and (C) any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered pursuant to this Agreement.
"Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital
Schedule A

Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).
"London Banking Day" is defined in Section 24.8.
"Made Available" means, with respect to documents or other information to be provided by any of the Obligors under this Agreement and the other Financing Documents, having either (i) posted such documents or information to an electronic dataroom from which such documents or information may be accessed by each Purchaser and its counsel and/or (ii) dispatched such documents or other information to the Notes Administrative Agent.
"Major Casualty" means, in relation to a Collateral Vessel, any casualty to that Collateral Vessel in relation to which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $1,000,000 or the equivalent in any other currency.
"Make-Whole Amount" is defined in Section 8.8.
"Management Agreement" means each management agreement between a Vessel Owner and the Approved Manager in respect of a Collateral Vessel, as the same may be amended from time to time in accordance with this Agreement.
"Manager's Undertaking" means, in respect of each Collateral Vessel, a letter of undertaking to be issued by each Approved Manager to the Security Trustee, in form and substance satisfactory to the Security Trustee.
"Market Value" means in respect of any Collateral Vessel (including any Additional Vessel), the average of two valuations each certified in Dollars and carried out by two of the Approved Valuers (without physical inspection of the relevant vessel), addressed to the Security Trustee by way of written reports in form and substance satisfactory to the Notes Administrative Agent (acting reasonably) on the basis of a sale for prompt delivery of the vessel for cash (free of Security Interests), taking account of any Charter and at arm's-length on normal commercial terms as between willing seller and buyer, and dated not more than one month prior to the relevant date on which the valuation is required to be provided
"Material" means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Company and its Subsidiaries taken as a whole.
"Material Adverse Effect" means, in the reasonable opinion of the Required Holders, a material adverse effect on (a) the business, operations, affairs, condition (financial or otherwise), assets or properties of the Obligors taken as a whole, (b) the ability of  any Obligor to perform its obligations under any Financing Document to which it is a party, or (c) the legality, validity, binding effect, enforceability or ranking of any Security Interest granted or intended to be granted pursuant to any of the Financing Documents.
"Maturity Date" means, with respect to a Note, the "Maturity Date" as defined in the first paragraph of such Note.
Schedule A

"Measurement Period" means, at any time, the last four fiscal quarters for the Guarantor or the Company, as applicable.
"Memorandum" is defined in Section 5.8.
"Mortgage" means, in respect of a Collateral Vessel, the first priority or first preferred ship mortgage, each given or to be given by the relevant Vessel Owner in favor of the Security Trustee and registered with the Approved Flag State registry of such Collateral Vessel.
"NAIC" means the National Association of Insurance Commissioners.
"NAIC Annual Statement" is defined in Section 6.3(a).
"Net Sale Proceeds" means the balance of the proceeds remaining after the sale of a Collateral Vessel after deducting any costs, expenses and brokerage commissions incurred in relation to or in connection with the of that Collateral Vessel which the Notes Administrative Agent may approve (such approval not to be unreasonably withheld).
"Non-U.S. Plan" means any plan, fund or other similar program that (a) is established or maintained outside the United States of America by the Company or any Subsidiary primarily for the benefit of employees of the Company or one or more Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Code.
"Noteholder Illegality Event" means, with respect to any holder of a Note (an "Affected Noteholder"), it becoming unlawful in any applicable jurisdiction for that holder to continue to hold that Note, or it becomes unlawful for an Affiliate of the holder of a Note to do so.
"Noteholder Sanctions Event" means, with respect to any holder of a Note (an "Affected Noteholder"), such holder or any of its affiliates being in violation of or subject to Sanctions (a) as a result of the Company or any Controlled Entity becoming a Sanctioned Person or, directly or indirectly, having any investment in or engaging in any dealing or transaction (including any investment, dealing or transaction involving the proceeds of the Notes) with any Sanctioned Person or (b) under any similar laws, regulations or orders adopted by any State within the United States as a result of the name of the Company or any Controlled Entity appearing on a State Sanctions List.
"Notes" is defined in Section 1.
"Notes Administrative Agent" is defined in the first paragraph of this Agreement.
"Obligor" means the Company, the Guarantor, the Shareholder and the Vessel Owners.
"OFAC" means the Office of Foreign Assets Control of the United States Department of the Treasury.
Schedule A

"OFAC Sanctions Program" means any economic or trade sanction that OFAC is responsible for administering and enforcing.  A list of OFAC Sanctions Programs may be found at http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx.
"Officer's Certificate" means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.
"Original Financial Statements" means the consolidated financial statements of the Guarantor for the financial year ended 31 December 2021.
"Payment Date" means the 15th day of each January, April, July and October commencing on October 15, 2022, provided that if any such date is not a Business Day, the relevant Payment Date shall be the immediately succeeding Business Day.
"Paying Agent" is defined in Section 15.2.
"Perfection Requirements" means the making or procuring of filings, stampings, registrations, notarisations, endorsements, translations and/or notifications of any Financing Document (and/or any Security Interest created under it) necessary for the validity, enforceability (as against the relevant Obligor or any relevant third party) and/or perfection of that Financing Document.
"Permitted Charter" means, in relation to a Collateral Vessel, a Charter (other than a Charter existing as of the date of this Agreement) (A) which is a time, voyage or consecutive voyage charter and (B) which is entered into on bona fide arm's length terms at the time at which that Collateral Vessel is fixed.
"Permitted Indebtedness" means:
(a)  until and including the Closing, the Existing Facility;
(b)  any Indebtedness incurred under the Financing Documents; and
(c)  any normal trading debt of the Vessel Owners incurred in the ordinary course of their business operations of owning and operating the Collateral Vessels and issuing guarantees thereunder.
"Permitted Liens" means, in respect of a Collateral Vessel: (a) Security Interests created by the Security Documents; (b) liens for unpaid crew's wages including wages of the master and stevedores employed by the Collateral Vessel, outstanding in the ordinary course of trading for not more than one calendar month after the due date for payment; (c) liens for salvage; (d) liens for classification or scheduled dry docking or for necessary repairs to that Collateral Vessel that in each case are outstanding for not more than one month; (e) liens for collision; (f) liens for master's disbursements incurred in the ordinary course of trading; (g) statutory and common law liens of carriers, warehousemen, mechanics, suppliers, materials men, repairers or other similar liens, including maritime liens, in each case arising in the ordinary course of business, outstanding for not more than one month and (h) liens for damages arising from maritime torts which are
Schedule A

unclaimed, or are covered by insurance and any deductible applicable thereto, or in respect of which a bond or other security has been posted on behalf of the relevant Vessel Owner with the appropriate court or other tribunal to prevent the arrest or secure the release of such Collateral Vessel from arrest; provided that in the case of subsections (b) to (g) inclusive the amounts which give rise to such liens are paid when due (or, in the case of subsections (b) or (g) above, within one month of such amount being outstanding) or, if not paid when due are being disputed in good faith by appropriate proceedings (and for the payment of which adequate reserves or security are at the relevant time maintained or provided), provided further that such proceedings, whether by payment of adequate security into court or otherwise, do not give rise to a material risk of the relevant Collateral Vessel or any interest therein being seized, sold, forfeited or otherwise lost or of criminal liability on any Purchaser, any Finance Party or any of their respective Related Parties.
"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.
"Private Rating Letter" means a letter issued by an Acceptable Rating Agency in connection with any private debt rating for the Notes, which (a) sets forth the Debt Rating for the Notes, (b) refers to the Private Placement Number issued by CUSIP Global Services in respect of the Notes, (c) addresses the likelihood of payment of both principal and interest on the Notes (which requirement shall be deemed satisfied if either (x) such letter includes confirmation that the rating reflects the Acceptable Rating Agency's assessment of the Company's ability to make timely payment of principal and interest on the Notes or a similar statement or (y) such letter is silent as to the Acceptable Rating Agency's assessment of the likelihood of payment of both principal and interest and does not include any indication to the contrary), (d) includes such other information describing the relevant terms of the Notes as may be required from time to time by the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes and (e) shall not be subject to confidentiality provisions or other restrictions which would prevent or limit the letter from being shared with the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes.
"Private Rating Rationale Report" means, with respect to any Private Rating Letter, a report issued by the Acceptable Rating Agency in connection with such Private Rating Letter setting forth an analytical review of the Notes explaining the transaction structure, methodology relied upon, and, as appropriate, analysis of the credit, legal, and operational risks and mitigants supporting the assigned Private Rating for the Notes, in each case, on the letterhead of the Acceptable Rating Agency or its controlled website and generally consistent with the work product that an Acceptable Rating Agency would produce for a similar publicly rated security and otherwise in form and substance generally required by the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes from time to time. Such report shall not be subject to confidentiality provisions or other restrictions which would prevent or limit the report from being shared with the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes.
"Pre-Funding Expiry Date" is defined in Section 3.
"Pre-Funding Expiry Date Notice" is defined in Section 3.
Schedule A

"Prohibited Investor" is defined in Section 14.2(e).
"property" or "properties" means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.
"PTE" is defined in Section 6.3(a).
"Purchaser" or "Purchasers" means each of the purchasers that has executed and delivered this Agreement to the Company and such Purchaser's successors and assigns (so long as any such assignment complies with Section 14.2), provided, however, that any Purchaser of a Note that ceases to be the registered holder or a beneficial owner (through a nominee) of such Note as the result of a transfer thereof pursuant to Section 14.2 shall cease to be included within the meaning of "Purchaser" of such Note for the purposes of this Agreement upon such transfer.
"Purchaser Schedule" means the Purchaser Schedule to this Agreement listing the Purchasers of the Notes and including their notice and payment information.
"QPAM Exemption" is defined in Section 6.3(d).
"Qualified Institutional Buyer" means any Person who is a "qualified institutional buyer" within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.
"Reflagging Request" is defined in Section 10.7.
"Registrar" is defined in Section 14.4.
"Registration Duty" means any registration duty or similar amount payable pursuant to any Applicable Law in connection with the use in a judicial proceeding of this Agreement, the Notes or any other agreement or document related hereto or thereto or the transactions contemplated herein or therein.
"Regulation" is defined in Section 5.35.
"Reinvestment Yield" is defined in Section 8.8.
"Rejection Notice" is defined in Section 8.3.
"Related Contracts" means any or all of the following (as the context requires): (a) the Insurances; (b) the Charters; (c) the Management Agreements; and (d) the Charter Guarantees.
"Related Fund" means, with respect to any holder of any Note, any fund or entity that (i) invests in Securities or bank loans, and (ii) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.
"Related Parties" means, with respect to any Person, such Person's Affiliates, head office, other branches and regional offices, and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person's Affiliates, head office, other branches and regional offices.
Schedule A

"Relevant Jurisdiction" means, in relation to an Obligor, (A) the jurisdiction under whose laws that Obligor is formed  as at the date of this Agreement, (B) any jurisdiction where any asset subject to, or intended to be subject to, any of the Transaction Security created, or intended to be created, by it is situated, (C) any jurisdiction where it conducts its business, and (D) the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.
"Relevant Tranche Amount" means:
(a)  in respect of a Collateral Vessel, the amount indicated in the "Relevant Tranche Amount" column applicable to that Collateral Vessel in Schedule A-2 (as shall be updated from time to time to reflect the addition of a Substitute Vessel or the disposition of a Collateral Vessel), provided that, any repayment or prepayment of any Notes from time to time shall reduce such Relevant Tranche Amounts ratably for all Collateral Vessels; and
(b)  in respect of any Substitute Vessel, the amount indicated in the "Relevant Tranche Amount" column applicable to the Collateral Vessel which was replaced by that Substitute Vessel in accordance with this Agreement, less, if applicable, the amount of the prepayment required pursuant to Section 8.4(g).
"Remaining Average Life" is defined in Section 8.8.
"Remaining Scheduled Payments" is defined in Section 8.8.
"Removal Effective Date" is defined in Section 23.7.
"Reported" is defined in Section 8.8.
"Required Holders" means at any time on or after the Closing, the holders of more than fifty percent (50%) in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).  For the purposes of determining whether Required Holders have directed or consented to an action, the Notes Administrative Agent, the Security Trustee and the Registrar shall be entitled to assume that no Notes are so owned by the Company unless it receives written notice to the contrary by a Holder or the Company.
"Required Information" is defined in Section 7.5.
"Required Original Documents" is defined in Section 24.10.
"Requisition Compensation" means, in respect of a Collateral Vessel, all moneys or other compensation payable by reason of requisition for title to, or other compulsory acquisition of, that Collateral Vessel including requisition for hire.
"Resignation Effective Date" is defined in Section 23.7.
"Responsible Officer" means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.
"Restricted Person" means a person that is (A) listed on, or owned or controlled by a person listed on any Sanctions List, (B) located in, incorporated under the laws of, or owned or
Schedule A

controlled by, or acting on behalf of, a person located in or organised under the laws of a Sanctioned Country, or (C) otherwise a target of Sanctions.
"Sanctioned Country" means, at any time, a country or territory that is the subject or target of Sanctions (including, without limitation, Cuba, Iran, North Korea, Syria, Sudan and Crimea).
"Sanctions" means any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by a Sanctions Authority.
"Sanctions Authority" means the Security Council of the United Nations, the United States (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the U.S. Department of Commerce or through any existing or future statute or Executive Order), the United Kingdom (including, without limitation, Her Majesty's Treasury), the European Union and any EU member state, any country to which any member of the Guarantor Group or an Approved Manager is registered or has material (financial or otherwise) interests or operations.
"Sanctions List" means the Specially Designated Nationals and Blocked Persons list maintained by OFAC, the Consolidated List of Financial Sanctions Targets maintained by HMT, or any similar list maintained by, or public announcement of a Sanctions designation made by, a Sanctions Authority, each as amended, supplemented or substituted from time to time.
"SEC" means the Securities and Exchange Commission of the United States.
"Secured Obligations" means all present and future liabilities and obligations at any time due, owing or incurred by any Obligor to any Finance Party under the Financing Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.
"Securities" or "Security" shall have the meaning specified in section 2(1) of the Securities Act.
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder from time to time in effect.
"Security Assets" means any asset which is the subject of a Security Interest created by a Security Document.
"Security Documents" means: (a) the Guarantees, (b) the Mortgages; (c) the Deeds of Covenant; (d) the Insurances Assignments; (e) the General Assignments; (f) the Account Charges; (g) the Manager's Undertakings; (h) the Share Pledges; (i) any Additional Security and (j) any other document designated as such in writing by the Company or any Vessel Owner and the Purchasers; in each case together with any and all notices and acknowledgements entered into and in connection therewith.
"Security Interest" means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect.
Schedule A

"Security Period" means the period on and from the date of this Agreement to but excluding the date on which the Secured Obligations have been discharged in full.
"Security Trustee" means Wilmington Savings Fund Society, FSB.
"Senior Expenses" means (A) Vessel Expenses and (B) all fees and expenses (including reasonable attorneys' fees, expenses and disbursements) of the Notes Administrative Agent, the Paying Agent, the Security Trustee, the Registrar, the Account Bank and any other agency function expenses in connection with this Agreement and the other Financing Documents.
"Senior Financial Officer" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.
"Shareholder" means GSL Legacy Holding LLC.
"Share Pledge" means, in relation to the Company and each Vessel Owner, each first priority charge, pledge or mortgage or equivalent over the shares in the Company or Vessel Owner (as the case may be) to be given by: (a) in the case of the Company, the Shareholder; and (b) in the case of each Vessel Owner, the Company, in each case in favor of and in form and substance satisfactory to the Security Trustee and "Share Pledges" means all such share pledges.
"Sole Structuring Agent" means Goldman Sachs.
"Source" is defined in Section 6.3.
"Special Compliance Certificate" means the form of certificate attached at Schedule 7.2(b).
"State Sanctions List" means a list that is adopted by any state Governmental Authority within the United States of America pertaining to Persons that engage in investment or other commercial activities in Iran or any other country that is a target of economic sanctions imposed under U.S. Economic Sanctions Laws.
"Statistical Information" is defined in Section 5.8.
"Subsidiary" of a Person means a corporation, partnership, limited liability company, association or joint venture or other business entity of which a majority of the equity interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time owned or the management of which is controlled, directly, or indirectly through one or more intermediaries, by such Person.  Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Company.
"Substitute Purchaser" is defined in Section 22.
"Substitute Vessel" has the meaning set forth in Section 10.1.
Schedule A

"Super-Majority Holders" means at any time on or after the Closing, the holders of at least 66-2/3% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).
"SVO" means the Securities Valuation Office of the NAIC.
"Tax" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
"Tax Prepayment Notice" is defined in Section 8.3.
"Taxing Jurisdiction" is defined in Section 13(a).
"Total Loss" means in relation to a Collateral Vessel:
(a)  actual, constructive, compromised, agreed or arranged total loss of that Collateral Vessel;
(b)  requisition for title or other compulsory acquisition of that Collateral Vessel otherwise than by requisition for hire;
(c)  capture, seizure or confiscation of that Collateral Vessel by any government or by persons acting or purporting to act on behalf of any government or by any other Person which deprives the Vessel Owner of that Collateral Vessel or as the case may be the Charterer of the use of that Collateral Vessel for more than ninety (90) days after that occurrence; and
(d)  requisition for hire of that Collateral Vessel by any government or by persons acting or purporting to act on behalf of any government which deprives the Vessel Owner or as the case may be the Charterer of the use of that Collateral Vessel for a period of ninety (90) days, other than a Charter of the Collateral Vessel to a government or government agency approved by the Company and the Required Holders.
"UCC" means the Uniform Commercial Code as in effect in the State of New York or any other applicable jurisdiction.
"United States Person" has the meaning set forth in Section 7701(a)(30) of the Code.
"U.S. Economic Sanctions Laws" means those laws, executive orders, enabling legislation or regulations administered and enforced by the United States pursuant to which economic sanctions have been imposed on any Person, entity, organization, country or regime, including the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Sudan Accountability and Divestment Act and any other OFAC Sanctions Program.
"Valuation Due Date" is defined in Section 7.3.
Schedule A

"Vessel Disposition" has the meaning given to such term in Section 10.2.
"Vessel Disposition Date" means the date of any Vessel Disposition in accordance with the requirements set forth in Section 10.2.
"Vessel Expenses" means, in relation to a Collateral Vessel, the aggregate expenditure necessarily incurred by the applicable Vessel Owner in operating, insuring, maintaining, repairing and generally trading that Collateral Vessel (including, without limitation any crewing fees paid under a Management Agreement) and general and administrative expenses paid in respect of that Collateral Vessel.
"Vessel Owner" means any special purpose company that owns a Collateral Vessel and the entire issued share capital of which is acquired or to be acquired by the Company.
"Vessel Substitution Date" means the date of any vessel substitution in accordance with the requirements set forth in Section 10.1.

Schedule A